As filed with the Securities and Exchange Commission on November 7, 2001
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PMA CAPITAL CORPORATION
(Exact Name of Registrant as Specified in its Charter)
Pennsylvania	23-2217932
(State or Other Jurisdiction	(I.R.S. Employer
of Incorporation or Organization)	Identification Number)

1735 Market Street
Philadelphia, Pennsylvania 19103-7590
(215) 665-5046
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Robert L. Pratter, Esq.
Senior Vice President, General Counsel and Secretary
1735 Market Street
Philadelphia, Pennsylvania 19103-7590
(215) 665-5046
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

With copies to:

Justin P. Klein, Esq.	Jeff S. Liebmann, Esq.
Gerald J. Guarcini, Esq.	Jonathan L. Freedman, Esq.
Ballard Spahr Andrews & Ingersoll, LLP	Dewey Ballantine LLP
1735 Market Street, 51st Floor	1301 Avenue of the Americas
Philadelphia, PA 19103-7599	New York, NY 10019
(215) 665-8500	(212) 259-8000

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.   ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)

Class A Common Stock, par value $5.00 per share(3)	9,775,000	$16.94	$165,588,500	$41,397

(1)
Calculated pursuant to Rule 457(c) under the Securities Act of 1933, based upon the average high and low sale prices of the Class A common stock on November 1, 2001, as reported on The Nasdaq Stock Market’s National Market.

(2)
PMC Capital I, a Delaware business trust, wholly owned by the registrant, previously paid a registration fee of $29,500 in connection with a Registration Statement on Form S-3 (file no. 333-63469) filed on September 16, 1998. No securities were issued under that Registration Statement, and it was subsequently withdrawn. The registrant, pursuant to Rule 457(p) of the Securities Act of 1933, as amended, is offsetting the $29,500 against the registration fee required in connection with this registration statement. The remaining $11,897 is being paid herewith.

(3)
Each share of Class A common stock includes a right to purchase Series A Junior Participating Preferred Stock. Prior to the occurrence of certain events, the rights will not be exercisable or evidenced separately from the Class A common stock.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 7, 2001.

8,500,000 Shares

[LOGO] PMA CAPITAL

Class A Common Stock

          Our Class A common stock, which is our only class of common stock, is listed on The Nasdaq Stock Market’s National Market under the symbol “PMACA.” The last reported sale price on November 5, 2001 was $17.45 per share.

          The underwriters have an option to purchase a maximum of 1,275,000 additional shares to cover over-allotments of shares.

          Investing in our common stock involves risks. See “Risks Factors” beginning on page 9.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to PMA Capital Corporation (before expenses)
Per Share	$	$	$
Total	$	$	$

          Delivery of the shares of Class A common stock will be made on or about                      , 2001.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Banc of America Securities LLC
Sandler O’Neill & Partners, L.P.

The date of this prospectus is , 2001.

          You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

          Unless otherwise indicated, all references in this prospectus to “PMA Capital”, “we”, “our”, “us”, or similar terms refer to PMA Capital Corporation together with its subsidiaries.
FORWARD-LOOKING STATEMENTS

          Except for historical information contained or incorporated by reference in this prospectus, statements made or incorporated by reference in this prospectus are forward-looking and contain information about financial results, economic conditions, trends and known uncertainties. These forward-looking statements are based on currently available financial, competitive and economic data and our current operating plans based on assumptions regarding future events. Our actual results could differ materially from those expected by our management. The factors that could cause actual results to vary materially, some of which are described with the forward-looking statements, include, but are not limited to:

•	changes in general economic conditions, including the performance of financial markets, interest rates and level of unemployment;

•
regulatory or tax changes, including changes in risk-based capital or other regulatory standards that affect the cost of or demand for our products or otherwise affect our ability to conduct our business;

•	competitive conditions that may affect the level of rate adequacy related to the amount of risk undertaken and that may influence the sustainability of adequate rate changes;

•	ability to implement and maintain rate increases;

•	the effect of changes in workers’ compensation statutes and their administration;

•	our ability to predict and effectively manage claims related to insurance and reinsurance policies;

•	the lowering or loss of one or more of the financial strength or claims-paying ratings of our insurance subsidiaries;

•	adequacy of reserves for claim liabilities;

•	adverse property and casualty loss development for events that we insured in prior years;

•	the uncertain nature of damage theories and loss amounts and the development of additional facts related to the World Trade Center attack;

•	uncertainty as to the price and availability of reinsurance on business we intend to write in the future, including reinsurance for terrorist acts;

•	adequacy and collectibility of reinsurance that we have purchased;

•	severity of natural disasters and other catastrophes; and

•	reliance on key management.

          We describe these risks and uncertainties in greater detail under the caption “Risk Factors” beginning on page 9 and in our recent Forms 8-K, 10-Q and 10-K filed with the Securities and Exchange Commission. These filings are described below under the captions “Where You Can Find More Information” and “Documents Incorporated by Reference.”

          You should not place undue reliance on any such forward-looking statements. We disclaim any current intention to update forward-looking information and to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
PROSPECTUS SUMMARY

          This summary calls your attention to selected information about us and our businesses, but may not contain all the information that is important to you. You should carefully read this entire prospectus together with the other information and financial data included in our reports filed with the SEC that are incorporated by reference in this prospectus before deciding to purchase our Class A common stock. You should be aware that the ratings of our domestic insurance subsidiaries by A.M. Best Company, Inc., Standard & Poor’s and Moody’s Investors Service contained in this prospectus are based upon factors important to insureds, insurance agents and brokers and are not directed toward the protection of investors.

The Company

          We are an insurance holding company focused on specialty insurance markets where we believe our underwriting expertise, experienced management and financial strength allow us to produce attractive returns. Through our operating subsidiaries, we are a leading provider of property and casualty reinsurance and a regionally-focused provider of commercial property and casualty insurance. Our primary insurance business has been in operation since 1915 and our reinsurance operations began writing business in 1969. At September 30, 2001, we had total assets of approximately $3.8 billion and shareholders’ equity of approximately $463 million.

          We conduct our insurance and reinsurance business through three specialty operating segments:

•
Our reinsurance operations, PMA Re, offer excess of loss and pro rata property and casualty reinsurance protection mainly through reinsurance brokers. PMA Re focuses on risk-exposed business, which we believe allows us to best utilize our underwriting and actuarial expertise.

•
Our property and casualty insurance operations, The PMA Insurance Group, primarily write workers’ compensation, integrated disability and, to a lesser extent, other standard lines of commercial insurance, primarily in the Mid-Atlantic and Southern regions of the United States. Currently, approximately 90% of The PMA Insurance Group’s business is produced through independent agents and brokers.

•	Our specialty property and casualty operations, Caliber One, write excess and surplus lines of business nationally through surplus lines brokers.

          The following table shows our net premiums written by segment:

	For the Nine Months Ended September 30,		For the Year Ended December 31, 2000
	2001	2000
	(in thousands)
PMA Re	$254,025	$192,747	$261,505
The PMA Insurance Group	278,802	222,955	268,839
Caliber One	40,055	12,758	16,043
Corporate and Other	(587)	(669)	(832)

Total	$572,295	$427,791	$545,555

          PMA Re.    Our reinsurance operations conduct business mainly in the broker market. We offer excess of loss and pro rata property and casualty reinsurance protection, with an emphasis on risk-exposed, excess of loss coverages. We believe that these types of coverages allow us to best apply our actuarial and underwriting expertise to price our products and to control our loss exposures. PMA Re provides treaty reinsurance on both a traditional and finite risk basis, and facultative reinsurance. Since 1999, PMA Re’s mix of business has included an increasing amount of finite risk business, which offers a more predictable level of profitability, and hence, lower volatility in earnings. During that period, the contribution to net premiums written of PMA Re’s traditional treaty business declined as PMA Re non-renewed traditional treaty business that did not meet our pricing guidelines. However, in light of the industry trends discussed below, we now see significant opportunities for growth in our traditional reinsurance business, and we believe that demand for our finite and facultative products will remain strong.

          PMA Re competes on the basis of its ability to offer specialized products to its clients, its long-term relationships with brokers and insurance company clients, and its prompt and responsive service. As of December 31, 2000, PMA Capital Insurance Company, PMA Re’s insurance entity, was the 8th largest broker market reinsurance company in the United States in terms of statutory capital and surplus, according to data provided by the Reinsurance Association of America.

          The PMA Insurance Group.    The PMA Insurance Group emphasizes its traditional core business, workers’ compensation insurance and integrated disability. We also provide a range of other commercial insurance products to our workers’ compensation customers, including commercial automobile and multi-peril coverages, general liability and related services. The PMA Insurance Group focuses primarily on middle-market and large accounts operating in our principal marketing territory concentrated in the Mid-Atlantic and Southern regions of the United States. Currently, approximately 90% of this business is produced through independent agents and brokers.

          The PMA Insurance Group competes on the basis of its ability to offer tailored workplace disability management solutions to its clients, its long-term relationships with its agents and brokers, its localized service and its reputation as a high quality claims and risk control service provider.

          Caliber One.    Our specialty insurance unit commenced writing business in 1998. Caliber One focuses on excess and surplus lines of insurance for low frequency/high severity risks that are declined by the standard market. Caliber One writes business primarily through surplus lines brokers on a national basis.

          The address of our principal executive offices is 1735 Market Street, Philadelphia, Pennsylvania 19103-7590, and our telephone number is (215) 665-5046.

Industry Trends and Opportunities

          During the 1990s and into 2000, the property and casualty insurance and reinsurance industry was characterized by excess capacity, which resulted in highly competitive market conditions evidenced by declining premium rates and, in many cases, policy terms less favorable to the insurers. As a result of this prolonged soft market, beginning in 2000, capacity in the property and casualty market began to contract as companies withdrew from the business or ceased operations. In response to market conditions, many insurance and reinsurance companies, including our companies, independently sought and achieved significant price increases and improved policy terms commencing in the second half of 2000. For example, in 2000, we realized an increase of approximately 25% in premiums on renewal business at PMA Re and achieved average (weighted by premium volume) price increases at The PMA Insurance Group in excess of 10%. These increases have continued in 2001 as follows:

As of September 30, 2001
PMA Re	30%
The PMA Insurance Group
• Workers’ Compensation	15%
• Commercial Lines	25%
Caliber One	25%

          In addition to these increases, we have achieved generally improved terms in certain of our insurance and reinsurance policies. For example, we have implemented broader coverage exclusions, lower occurrence limits, lower ceding commissions, accelerated payment terms and higher retentions or deductibles for insureds. These improvements in terms and conditions should further enhance the profitability of our business.

          As a result of the events of September 11th, we expect an acceleration of the improvement in pricing and terms already seen throughout the U.S. property and casualty insurance and reinsurance markets. Our expectation is supported by publicly available industry information and our experience in the current market. For business renewing in 2002, securities analysts have stated publicly that they expect price increases of:

•	30% to 50% in the reinsurance market; and

•	20% to 30% in the primary commercial insurance market.

          In 2002, we expect price increases in all of our insurance businesses to be generally in line with the industry. We believe that all of our businesses are favorably positioned to take advantage of the improving conditions in these markets. We expect to generate the highest rate of growth in premiums in our reinsurance business, PMA Re, as we continue to see significant opportunities to profitably expand our business. We believe that the expected increase in prices, together with improved terms and conditions, will contribute to more favorable financial results.

          As with all property and casualty companies, we expect the beneficial impact of these price increases to be reflected in our financial results over time. We implement price increases as business is renewed, which generally takes one year for our entire book of business. We recognize increased premiums on particular policies as the premiums are earned, generally over the course of the year after the policy is renewed.

          Despite current market conditions, there can be no assurance that prices and premiums will increase at a level consistent with these expectations. Even if the industry in general experiences those types of increases, we cannot assure you that we will see similar increases in one or more of our businesses or that we will achieve price increases consistent with 2001. Further, any benefit that we derive from such price increases may be partially or completely offset by increases in ceded reinsurance premiums and unexpected increases in our loss reserves.

Business Strategy

          Our business strategy focuses on specialized, non-commodity lines of the insurance and reinsurance business where we believe we can best utilize our underwriting and actuarial expertise, experienced management and financial strength. The goal of this strategy is to build long-term shareholder value by generating competitive operating results and return on equity in each of our specialty insurance businesses. We intend to pursue this strategy through:

          Taking Advantage of Improving Trends in the Industry.    According to publicly available industry information, the insurance and reinsurance markets are experiencing accelerating rate increases and improving policy terms. In particular, reinsurers are expected to experience an increase in demand for their products at a time when overall reinsurance industry capacity is shrinking. Our specialty insurance businesses have established positions in lines of insurance and reinsurance that are currently experiencing an accelerating improvement in pricing and tightening of terms. We believe that our operating companies, and especially our reinsurance operations, will be able to increase rates and write increased amounts of business on more favorable policy terms. We further believe that we have the executive management and underwriting, actuarial and claims personnel in place to take advantage of these trends.

          Maintaining Disciplined Underwriting.    We maintain disciplined underwriting in each of our specialty insurance businesses in order to balance growth opportunities with profitability objectives for the level of risk and exposure underwritten. When the market rates, terms and conditions for risks do not provide the opportunity to receive an acceptable rate of return, we attempt to reduce or eliminate our exposure to these risks by declining or electing to non-renew that business. In the current hardening market, we expect to be able to increase rates and apply stricter underwriting criteria to enhance our underwriting profitability. We intend to follow this disciplined underwriting strategy to achieve our long-term goal of writing our overall book of business at a combined ratio not exceeding 100% at each of PMA Re and Caliber One and 104% at The PMA Insurance Group.

          Leveraging Our Experienced Senior Management Teams.    At each of our operating companies, we have experienced senior management and underwriting teams in place who have been through several market cycles, including the hard market of the mid-1980s, and who are poised to take advantage of the current improved market conditions. In particular, our reinsurance management team includes seven senior executives who have worked together at PMA Re for the last fifteen years and are well-known to the leading reinsurance brokers. We believe that these relationships give us access to business opportunities that are aligned with our long-term profitability objectives in both soft and hard markets.

          Expanding Our Position in Our Specialty Insurance Markets.    Our insurance businesses are focused on specialized segments of the property and casualty insurance and reinsurance markets in which we believe that we can use our risk management expertise to compete for business. We believe that PMA Re, The PMA Insurance Group and Caliber One are well-known and well-positioned participants in each of their specialty insurance markets and have built strong long-term relationships with many of their clients and brokers. We tend to focus on middle-market companies who rely on us to provide them with risk management solutions. We intend to leverage our risk management expertise, market franchise and reputation for customer-oriented service to write more of the business that we find desirable.

          Enhancing Investment Income by Focusing on Long-Tail Business.    Our insurance businesses have a long-tail casualty orientation. There is generally a long period of time between the occurrence of a loss and its payment by us. As a result, we tend to have long-tail reserves that allow us to retain the corresponding assets longer than if we specialized in short-tail lines, which provides us with the opportunity to generate significantly more net investment income. For example, for the ten-year period ended December 31, 2000, our net investment income averaged 20.2% of premiums earned compared to 10.5% for the property and casualty industry, according to data provided by A.M. Best. We expect to continue our emphasis on writing long-tail lines that allow us to generate attractive investment results.

          Maintaining Our Commitment to Financial Strength and Security.    At September 30, 2001, the statutory surplus of our insurance subsidiaries was approximately $475 million. We maintain a strong balance sheet by engaging in conservative capital management. As of September 30, 2001, all of our invested assets are invested in fixed-income securities and short-term investments, with approximately 99% of the fixed-income securities consisting of investment grade, publicly traded bonds and government securities. We attempt to match the duration of our invested assets with the duration of our liabilities by investing in securities whose cash flows closely match the projected payout pattern of our loss reserves.

Recent Developments

          Our estimated pre-tax losses as a result of the September 11, 2001 terrorist attack on the World Trade Center are estimated to be $30 million ($20 million after-tax), after the deduction of all reinsurance and retrocessional protection. Our loss estimate from the attack was approximately $140 million before our reinsurance recoverables, additional premiums due our reinsurers and additional premiums due us under assumed reinsurance. Of these losses, approximately 75% were property losses, primarily excess of loss and catastrophe coverages. The remaining 25% were casualty losses, primarily from umbrella coverages and, to a lesser extent, workers’ compensation coverages. This estimate is based on our analysis to date of known exposures and may need to be increased as more information becomes available. It is difficult to fully estimate our losses from the attack, given the uncertain nature of damage theories and loss amounts and the development of additional facts related to the attack. All of our expected recoveries from reinsurance and retrocessions are from companies rated “A-” or better by nationally recognized insurance rating agencies and/or are secured by collateral, such as letters of credit or funds withheld. Accordingly, we expect all recoverables to be fully collectible. We expect consolidated after-tax operating earnings for 2001 to be between $0.05 and $0.10 per diluted share, assuming no changes in our World Trade Center loss estimate or our loss estimates related to our other insurance businesses.

          Following the World Trade Center attack, the insurance rating agencies placed the financial strength rating of many insurance and reinsurance companies under review. Specifically, A.M. Best, Standard & Poor’s and Moody’s placed the financial strength rating of PMA Capital Insurance Company under review with developing implications, on credit watch with negative implications, and under review, respectively. In addition, because Standard & Poor’s rating also covers the insurance subsidiaries through which The PMA Insurance Group underwrites its business, the financial strength rating of those subsidiaries was also placed on credit watch with negative implications. Depending upon the outcome of a further review of our business by A.M. Best, S&P and Moody’s, a downgrade of our ratings is possible. However, we believe that our estimate of losses due to the World Trade Center attack is reasonable. This estimate represents only 4% of statutory surplus as of September 30, 2001.

          In the aftermath of the September 11th terrorist attack, the Bush administration and Congress have been discussing various proposals that would make the federal government share in a portion of any future terrorism losses in the property and casualty industry. The exact nature, extent and duration of the government’s responsibility have not been determined. Because legislation is still being discussed and we do not know the form that the final legislation, if any, will take, we cannot predict the effect that this legislation will have on us or our operating results.

The Offering

Class A common stock offered	8,500,000 shares

Class A common stock to be outstanding after this offering	29,965,006 shares

Use of proceeds	We intend to use the proceeds of this offering to provide additional capital for our insurance and reinsurance subsidiaries and for general corporate purposes.

Nasdaq Stock Market symbol	“PMACA”

          Unless otherwise noted, we assume in this prospectus that the underwriters will not exercise their over-allotment option to purchase an additional 1,275,000 shares.

          The number of shares of Class A common stock shown above to be outstanding after this offering is based on the number of shares outstanding on September 30, 2001, and excludes unissued shares reserved under various employee compensation plans, specifically 3,414,157 shares issuable upon exercise of stock options granted under our stock option plans, at a weighted average exercise price of $16.47 per share.

Summary Consolidated Financial Information

          The summary consolidated financial information set forth below for the years ended December 31, 2000, 1999 and 1998 are derived from our audited consolidated financial statements which have been audited by PricewaterhouseCoopers LLP, independent accountants, which are included in, and incorporated by reference into, this prospectus. The unaudited financial information for the nine months ended September 30, 2001 and 2000 are derived from the unaudited consolidated financial statements which are included in, and incorporated by reference into, this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results for such periods. The results for the nine months ended September 30, 2001 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2001 or any future fiscal year or interim period. The following summary consolidated financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes for the year ended December 31, 2000 and for the quarter ended September 30, 2001 which are included in, and incorporated by reference into, this prospectus.

	Nine months ended September 30,		Year Ended December 31,
	(unaudited)
	2001(1)	2000(1)	2000(1)	1999	1998
Gross premiums written	$ 762,602	$ 646,950	$ 821,263	$ 730,053	$ 580,165

Net premiums written	$ 572,295	$ 427,791	$ 545,555	$ 563,510	$ 474,761

Consolidated Revenues:
Net premiums earned	$ 528,833	$ 393,052	$ 531,424	$ 540,087	$ 466,715
Net investment income	65,714	76,061	102,591	110,057	120,125
Net realized investment gains (losses)	6,659	4,068	11,975	(7,745)	21,745
Other revenues	19,623	9,748	14,000	12,718	14,896

Total consolidated revenues	$ 620,829	$ 482,929	$ 659,990	$ 655,117	$ 623,481

Components of pre-tax operating income (loss)(2) and net income (loss):
PMA Re	$ (12,123)	$ (13,615)	$ (7,297)	$ 50,319	$ 46,408

The PMA Insurance Group:
Excluding Run-off Operations	17,491	16,650	21,646	18,389	10,018
Run-off Operations(3)	—	(284)	(45)	(189)	452

Total PMA Insurance Group	17,491	16,366	21,601	18,200	10,470
Caliber One	(22,206)	(7,030)	(7,014)	83	(1,606)
Corporate and Other	(3,578)	(16,232)	(19,142)	(20,765)	(21,948)

Pre-tax operating income (loss)	(20,416)	(20,511)	(11,852)	47,837	33,324
Net realized investment gains (losses)	6,659	4,068	11,975	(7,745)	21,745

Income (loss) before income taxes and cumulative effect of accounting change	(13,757)	(16,443)	123	40,092	55,069
Income tax expense (benefit)	(14,238)	(5,599)	(1,202)	11,739	10,335

Income (loss) before cumulative effect of accounting change	481	(10,844)	1,325	28,353	44,734
Cumulative effect of accounting change, net of related tax effects(4)	—	—	—	(2,759)	—

Net income (loss)	$ 481	$ (10,844)	$ 1,325	$ 25,594	$ 44,734

Per Share Data:
Weighted average diluted shares(5)	21,891,248	22,018,944	22,353,622	23,785,916	24,524,888
Income (loss) before cumulative effect of accounting change per diluted share(5)	$ 0.02	$ (0.49)	$ 0.06	$ 1.19	$ 1.82
Net income (loss) per diluted share(5)	0.02	(0.49)	0.06	1.08	1.82
Dividends paid per Class A Common share(6)	0.315	0.27	0.375	0.36	0.36
Dividends paid per Common share(6)	—	0.16	0.16	0.32	0.32
	Nine months ended September 30,		Year Ended December 31,
	(unaudited)
	2001(1)	2000(1)	2000(1)	1999	1998
Consolidated Financial Position:
Total investments	$1,882,002	$1,813,995	$1,826,949	$1,918,035	$2,325,409
Total assets	3,831,723	3,396,451	3,469,406	3,245,087	3,460,718
Reserves for unpaid losses and LAE	2,271,910	2,035,591	2,053,138	1,932,601	1,940,895
Long-term debt	125,000	163,000	163,000	163,000	163,000
Shareholders’ equity	462,814	417,851	440,046	429,143	511,480
Shareholders’ equity per share	$ 21.56	$ 19.33	$ 20.40	$ 19.21	$ 21.90

(1)
Pre-tax operating results were impacted by approximately $18 million and $60 million for the nine months ended September 30, 2001 and 2000, respectively, and $60 million for the year ended December 31, 2000 due to reserve strengthening.

(2)
Pre-tax operating income (loss) excludes net realized investment gains (losses). Pre-tax operating income by business segment for all periods is unaudited and has been presented in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” We exclude net realized investment gains (losses) from the profit and loss measure we utilize to assess the performance of our operating segments because (i) net realized investment gains (losses) are unpredictable and not necessarily indicative of current operating fundamentals or future performance and (ii) in many instances, decisions to buy and sell securities are made at the holding company level, and such decisions result in net realized gains (losses) that do not relate to the operations of the individual segments.

(3)
Run-off Operations of The PMA Insurance Group were established in December 1996 to reinsure certain obligations primarily associated with workers’ compensation claims written by the Pooled Companies for accident years 1991 and prior. The Run-off Operations were separate legal entities and substantially all of the assets of the Run-off Operations were held in trust for the benefit of the Pooled Companies. Effective December 31, 2000, substantially all of the remaining assets and liabilities of the Run-off Operations were transferred to a third party under an assumption reinsurance agreement. As a result of this transaction, The PMA Insurance Group no longer reports separate results for the Run-off Operations.

(4)
In 1999, we adopted SOP 97-3, “Accounting by Insurance and Other Enterprises for Insurance-Related Assessments.” As a result of adopting SOP 97-3, we recorded a liability of $4.3 million pre-tax and a resulting charge to earnings of $2.8 million, net of tax effect.

(5)
For the nine months ended September 30, 2000, common stock equivalents were not taken into consideration in the computation of weighted-average diluted shares as these common stock equivalents would have an anti-dilutive effect on the net loss per share.

(6)
Effective at the close of business April 24, 2000, all shares of common stock were reclassified as Class A common stock. Accordingly, all dividends subsequent to April 24, 2000 are for the Class A common stock.

RISK FACTORS

          In addition to the other information contained or incorporated by reference in this prospectus, you should consider carefully the following risk factors before making an investment in our Class A common stock. Our business faces significant risks. If any of the following risks actually occur, our business, financial condition, results of operations or prospects could be affected materially. In that case, our ability to pay dividends and the trading price of our Class A common stock may be adversely affected and you may lose part or all of your investment.

Risks Related to Our Business

Our results may fluctuate as a result of many factors, including cyclical changes in the insurance and reinsurance industry.

          The results of companies in the property and casualty insurance industry historically have been subject to significant fluctuations and uncertainties. The industry’s profitability can be affected significantly by:

•	rising levels of actual costs that are not known by companies at the time they price their products;

•	volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes;

•	changes in loss reserves resulting from the general claims and legal environments as different types of claims arise and judicial interpretations relating to the scope of insurers’ liability develop;

•	fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested assets and may impact the ultimate payout of losses; and

•	volatility associated with the long-tail nature of the reinsurance business, which may impact operating results.

          The property and casualty insurance industry historically is cyclical in nature. The demand for property and casualty insurance can vary significantly, rising as the overall level of economic activity increases and falling as such activity decreases. The property and casualty insurance industry and especially the reinsurance business also have been very competitive, although our insurance subsidiaries have experienced more favorable terms and pricing beginning in the second half of 2000 and into 2001. These fluctuations in demand and competition and the impact on us of other factors identified above could have a negative impact on our results of operations and financial condition.

Because we operate in a very competitive industry, we may be unable to maintain adequate rates.

          The property and casualty insurance and reinsurance industry is highly competitive. We compete with major U.S. and regional insurers and reinsurers as well as non-U.S. insurers and reinsurers. Some of our competitors have greater financial, marketing and management resources than we do.

          A number of new, proposed or potential legislative or industry developments could further increase competition in our industry. These developments include:

•
an influx of new capital in the marketplace as existing companies attempt to expand their business and new companies attempt to enter the insurance and reinsurance business as a result of better pricing and/or terms;

•
the enactment of the Gramm-Leach-Bliley Act of 1999 (which permits financial services companies, such as banks and brokerage firms, to engage in certain insurance activities), which could result in increased competition from financial services companies;

•	the implementation of commercial lines deregulation in several states, which could increase competition from standard carriers for our excess and surplus lines of insurance business;

•	programs in which state-sponsored entities provide property insurance in catastrophe-prone areas or other alternative markets types of coverage; and

•	changing practices caused by the Internet, which have led to greater competition in certain segments of the insurance business.

          These developments could make the property and casualty insurance and reinsurance marketplace more competitive by increasing the supply of insurance and reinsurance capacity. Until recently, the significant amount of capital in the property and casualty marketplace has resulted in the supply of insurance and reinsurance outpacing demand. This oversupply made it difficult to achieve a level of rate adequacy related to the amount of risk undertaken. Although rates have improved beginning in the second half of 2000 and during 2001, increased supply may negatively influence the sustainability of adequate rate changes, and accordingly, have an adverse effect on our earnings.

If our actual losses from insureds exceed our loss reserves, our financial results could be adversely affected.

          Like all insurers, we establish reserves representing estimates of future amounts needed to pay claims with respect to insured events that have occurred, including events that have not been reported to us. We also establish reserves for loss adjustment expenses, which represent the estimated expenses of settling claims, including legal and other fees, and general expenses of administering the claims adjustment process. Reserves are merely estimates and do not and cannot represent an exact measure of liability. The reserving process involves actuarial models, which rely on the basic assumption that past experience, adjusted for the effect of current developments and likely trends in claims severity, frequency, judicial theories of liability and other factors, is an appropriate basis for predicting future events. However, in many cases significant periods of time, ranging up to several years or more, may elapse between the occurrence of an insured loss, the reporting of the loss to the insurer and the insurer’s payment of that loss. Further, liabilities for reinsurers generally become known more slowly than for primary insurers and are generally subject to more unforeseen development.

          If, during that time, actual losses and loss adjustment expenses develop faster or are larger than our loss reserve estimates, which may be due to a wide range of factors, including inflation, changes in claims and litigation trends and legislative or regulatory changes, we would have to increase reserves. As a result, we would incur a charge to earnings in the period the reserves are increased. For example, in the third quarter of 2000, we took a $60 million charge to our pre-tax earnings as a result of higher than expected loss and loss adjustment expenses in certain lines of our reinsurance business.

          Reserve estimates are continually refined through an ongoing process as further claims are reported and settled and additional information concerning loss experience becomes known. Because setting reserves is inherently uncertain, our current reserves may prove inadequate in light of subsequent developments. As stated in the preceding paragraph, should we need to increase our reserves, our earnings for the period will generally decrease by a corresponding amount. Therefore, future reserve increases could have a material adverse effect on our results of operations and financial condition.

We have exposure to unpredictable catastrophes, which can materially affect our financial results.

          We are subject to claims arising out of catastrophes that may have a significant effect on our results of operations, liquidity and financial condition. Catastrophes can be caused by various events, including hurricanes, windstorms, earthquakes, hailstorms, explosions, severe winter weather and fires. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Insurance companies are not permitted to reserve for catastrophes. Therefore, although we actively manage our exposure to catastrophes through our underwriting process and the purchase of reinsurance protection, an especially severe catastrophe or series of catastrophes could exceed our reinsurance and may have a material adverse impact on our financial condition, results of operations and liquidity.

          Man-made events, such as terrorism, can also cause catastrophes. For example, the attack on the World Trade Center resulted in approximately $30 million in pre-tax losses to us, after deduction of all reinsurance and retrocessional protection, for the quarter ended September 30, 2001. Our loss estimate from the attack was approximately $140 million before our reinsurance recoverables, additional premiums due our reinsurers and additional premiums due us under assumed reinsurance. This estimate is based on our analysis of the available facts known by us to date and our examination of known exposures and may need to be increased as more information becomes available. It is difficult to fully estimate our losses from the attack given the uncertain nature of damage theories and loss amounts and the possible development of additional facts related to the attack. We are currently attempting to include terrorism exclusions in all of our assumed reinsurance contracts and in our surplus lines insurance agreements where underwriters determine there is a terrorism risk. However, because our clients may object to a terrorism exclusion in connection with business that we may still desire to write without an exclusion, some or many of our reinsurance and surplus lines policies may not include a terrorism exclusion. Further, with respect to our admitted insurance business, including our workers’ compensation business, state insurance departments must approve the terms of our insurance forms and new exclusions included in those forms. Accordingly, we are not including terrorism exclusions in our primary insurance policies, and we cannot give assurances that we will seek such exclusions or that they will be included in the future. Therefore, future terrorist attacks may result in insured losses that have a material adverse effect on our financial condition, results of operations and liquidity.

We face a risk of non-collectibility of reinsurance, which could materially affect our results of operations.

          We follow the customary insurance practice of reinsuring with other insurance and reinsurance companies a portion of the risks under the policies written by our insurance and reinsurance subsidiaries. This reinsurance is maintained to protect our insurance and reinsurance subsidiaries against the severity of losses on individual claims and unusually serious occurrences in which a number of claims produce an aggregate extraordinary loss. Although reinsurance does not discharge our subsidiaries from their primary obligation to pay policyholders for losses insured under the policies we issue, reinsurance does make the assuming reinsurer liable to the insurance subsidiaries for the reinsured portion of the risk. The collectibility of reinsurance is largely a function of the solvency of reinsurers. We perform annual credit reviews on our reinsurers, focusing on, among other things, financial capacity, stability, trends and commitment to the reinsurance business. We also require assets in trust, letters of credit or other acceptable collateral to support balances due from reinsurers not authorized to transact business in the applicable jurisdictions. Despite these measures, a reinsurer’s insolvency or inability to make payments under the terms of a reinsurance contract could have a material adverse effect on our results of operations and financial condition. For example, the attack on the World Trade Center may affect the financial resources of some of our reinsurers.

We face a risk of non-availability of reinsurance, which could materially affect our ability to write new business and our results of operations.

          Market conditions beyond our control determine the availability and cost of the reinsurance protection we purchase. We cannot assure you that reinsurance will remain continuously available to us to the same extent and on the same terms and rates as are currently available. If we are unable to maintain our current level of reinsurance or purchase new reinsurance protection in amounts that we consider sufficient, we would either have to be willing to accept an increase in our net exposures or reduce our insurance writings. Due to the terrorist attack on the World Trade Center, for example, catastrophe reinsurance protection may not be available on the same terms and at the same prices as before the attack. Further, many reinsurers are including or will be attempting to include terrorism exclusions in their reinsurance agreements. To the extent that the underlying policies that we are reinsuring do not include terrorism exclusions, such as our workers’ compensation policies, unless we are able to obtain terrorism coverage in our ceded reinsurance coverages or implement appropriate rate increases, we may have to accept the added exposure or reduce our writings of such business.
Because insurance ratings are important to our policyholders, downgrades in our insurance ratings may adversely affect us.

          Rating agencies evaluate insurance companies based on financial strength and the ability to pay claims, factors more relevant to policyholders than investors. We believe that the ratings assigned by nationally recognized, independent rating agencies, particularly A.M. Best, are material to our operations. A. M. Best, Standard & Poor’s and Moody’s Investors Services currently rate our principal insurance subsidiaries. Ratings are not recommendations to buy our Class A common stock.

          The rating scales of A.M. Best, S&P, and Moody’s are characterized as follows:

•	A.M. Best—A++ to F (“Superior” to “In Liquidation”)

•	S&P—AAA to R (“Extremely Strong” to “Regulatory Supervision”)

•	Moody’s—Aaa to C (“Exceptional” to “Lowest”)

          As of November 1, 2001, our principal insurance subsidiaries had the following ratings:

	A. M. Best	S&P	Moody’s
PMA Capital Insurance Company(1)	A (“Excellent”—3rd of 15)	A (“Strong”—6th of 21)	A3 (“Good”—7th of 21)

Pooled Companies(2)	A–(“Excellent”—4th of 15)	A (“Strong”—6th of 21)	Baal (“Adequate”—8th of 21)

Caliber One Indemnity Company	A (“Excellent”—3rd of 15)	Not rated	Not rated

(1)	PMA Re writes its reinsurance business through PMA Capital Insurance Company.
(2)
The Pooled Companies (Pennsylvania Manufacturers’ Association Insurance Company, Pennsylvania Manufacturers Indemnity Company and Manufacturers Alliance Insurance Company) represent the subsidiary insurance companies through which The PMA Insurance Group writes its insurance business, which share results through an intercompany pooling agreement. The Pooled Companies are rated as one entity.

          A downgrade in these ratings could affect our competitive position in the insurance industry and make it more difficult for us to market our products. A significant downgrade could result in a material loss of business as policyholders move to other companies with higher claims-paying and financial strength ratings. Following the World Trade Center attack, the rating agencies placed the financial strength rating of many insurance and reinsurance companies under review. Specifically, A.M. Best, S&P and Moody’s placed the financial strength rating of PMA Capital Insurance Company under review with developing implications, on credit watch with negative implications, and under review, respectively. Because S&P rates PMA Capital Insurance Company and the Pooled Companies as a group, the Pooled Companies’ S&P rating is also on credit watch with negative implications. Depending upon the outcome of a further review of our business by A.M. Best, S&P and Moody’s, a downgrade of our ratings is possible.

          These ratings are subject to revision or withdrawal at any time by the rating agencies, and therefore, no assurance can be given that our insurance subsidiaries can maintain these ratings. Each rating should be evaluated independently of other ratings.

Because we are heavily regulated by the states in which we do business, we may be limited in the way we operate.

          We are subject to extensive supervision and regulation in the states in which we do business. The supervision and regulation relate to numerous aspects of our business and financial condition. The primary purpose of the supervision and regulation is the protection of our insurance policyholders, and not our investors. The extent of regulation varies, but generally is governed by state statutes. These statutes delegate regulatory, supervisory and administrative authority to state insurance departments. This system of supervision and regulation covers, among other things:

•	standards of solvency, including risk-based capital measurements;

•	restrictions on the nature, quality and concentration of investments;

•	limitations on the rates that we may charge on our workers’ compensation business;

•	restrictions on the types of terms and conditions that we can include in the insurance policies offered by our primary insurance operations;

•	certain required methods of accounting;

•	reserves for unearned premium, losses and other purposes; and

•
potential assessments by state guaranty funds for the provision of funds necessary for the settlement of covered claims under certain policies provided by impaired, insolvent or failed insurance companies.

          The regulations of the state insurance departments may affect the cost or demand for our products and may impede us from obtaining rate increases on insurance policies offered by our primary insurance operations or taking other actions we might wish to take to increase our profitability. Further, we may be unable to maintain all required licenses and approvals and our business may not fully comply with the wide variety of applicable laws and regulations or the relevant authority’s interpretation of the laws and regulations, which may change from time to time. Also, regulatory authorities have relatively broad discretion to grant, renew or revoke licenses and approvals. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, the insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or impose substantial fines. In light of recent insolvencies of large property and casualty insurers, it is possible that the regulations governing the level of the guaranty fund or association assessments against us may change, requiring us to increase our level of payments.

Because our reinsurance operations depend on a few reinsurance brokers for a large portion of their revenue, loss of business provided by one or more brokers could adversely affect us.

          We market our reinsurance products through reinsurance brokers. Four brokerage firms accounted for 76% of our reinsurance gross premiums written and 35% of our consolidated gross premiums written for the nine months ended September 30, 2001. Affiliates and subsidiaries of Guy Carpenter, Benfield Blanch, Towers Perrin and AON Reinsurance accounted for 26%, 24%, 15% and 11%, respectively, of our reinsurance gross premiums written for the nine months ended September 30, 2001. Loss of all or a substantial portion of the business provided by these brokers could have a material adverse effect on us.

Because our investment portfolio is made up primarily of fixed income securities, our investment income could suffer as a result of fluctuations in interest rates.

          We currently maintain and intend to continue to maintain an investment portfolio made up primarily of fixed-income securities. The fair value of these securities can fluctuate depending on changes in interest rates. Generally, the fair market value of these investments increases or decreases in an inverse relationship with changes in interest rates, while net investment income earned by us from future investments in fixed-income securities will generally increase or decrease with interest rates. Our overall investment strategy is to invest in high quality securities while maintaining diversification to avoid significant concentrations in individual issuers, industry segments and geographic regions. All of our fixed-income securities are classified as available for sale; as a result, changes in the market value of our fixed-income securities are reflected in our balance sheet. Accordingly, changes in interest rates may result in fluctuations in the income from, and the valuation of, our fixed-income investments, which could have an adverse effect on our results of operations and financial condition.

Our status as an insurance holding company with no direct operations could adversely affect our ability to meet our obligations and pay dividends.

          We are a holding company that transacts substantially all of our business directly and indirectly through subsidiaries. Our primary assets are the stock of our operating subsidiaries. Our ability to meet our obligations on our outstanding debt and to pay dividends and our general and administrative expenses depends on the surplus and earnings of our subsidiaries and the ability of our subsidiaries to pay dividends or to advance or repay funds to us. Payments of dividends and advances and repayments by our insurance operating subsidiaries are restricted by state insurance laws, including laws establishing minimum solvency and liquidity thresholds. As of December 31, 2000, approximately $53 million was available to be paid as dividends to us in 2001 from our insurance subsidiaries without prior regulatory approval. In addition to the regulatory restrictions, our existing revolving credit and letter of credit facilities limit the amount of dividends that our subsidiaries may pay to us. As a result, we may not be able to receive dividends from these subsidiaries at times and in amounts necessary to meet our obligations or to pay dividends on our Class A common stock.

The covenants in our debt agreements could limit our financial and operational flexibility, which could have an adverse effect on our financial condition, and limit the amount of dividends that we can pay on our Class A common stock.

          We have incurred indebtedness and may incur additional indebtedness in the future. At September 30, 2001, we had $125 million outstanding under our credit facility and $25 million of letters of credit outstanding under our secured letter of credit facility. The agreements governing our indebtedness contain numerous covenants that limit, or have the effect of limiting, our ability to, among other things, borrow money, sell assets, merge or consolidate and make investments. These restrictions could limit our ability to take advantage of business and investment opportunities, and therefore, could adversely affect our financial condition, liquidity and results of operations. In addition, these agreements limit our ability to pay dividends on our Class A common stock. In 2001, under the most restrictive covenants of these agreements, we could pay approximately $9.5 million in dividends on our Class A common stock.

Our business is dependent upon our key executives who do not have employment agreements with restrictive covenants and can leave our employment at any time.

          Our success depends significantly on the efforts and abilities of our Chairman, Frederick W. Anton III; our President and Chief Executive Officer, John W. Smithson; the President and Chief Operating Officer of PMA Re, Stephen G. Tirney; the President and Chief Operating Officer of The PMA Insurance Group, Vincent T. Donnelly; and the President and Chief Operating Officer of Caliber One, Ronald S. Austin. We do not presently have employment agreements that include restrictive covenants with our key executives. Accordingly, our key executives may leave our employment at any time. Because our business is based to some extent upon relationships with our brokers and insureds, our future results of operations could be adversely affected if we are unable to retain our current executives or to attract new executives.

Investment Risks

The number of shares eligible for future sale could have an adverse effect on the market price of our Class A common stock.

          At September 30, 2001, PMA Foundation beneficially owned 5,558,050 shares, or 26%, of our Class A common stock, and our directors and executive officers beneficially owned 4,905,238 shares, or 23%, of our Class A common stock. PMA Foundation and our directors and executive officers have agreed to 90-day lock-up agreements pursuant to which they have agreed not to sell, pledge or otherwise dispose of any shares of our Class A common stock without the prior written consent of Credit Suisse First Boston Corporation. However, public or private sales of substantial amounts of our Class A common stock after the end of the lock-up period, or the perception that these sales might occur, could adversely affect the market price of our Class A common stock as well as our ability to raise additional capital in the public equity markets at a desirable time and price.
PMA Foundation and our directors and executive officers collectively have significant shareholdings and may influence action requiring stockholder approval and may have interests different than, or adverse to, those of our other stockholders.

          PMA Foundation and our directors and executive officers owned approximately 49% of our Class A common stock at September 30, 2001. Except for one director, the board of directors of PMA Foundation and our board of directors are the same. As a result, these stockholders, acting alone or together, may be able to influence matters requiring approval by our stockholders and may have interests different than, or adverse to, those of our other stockholders.

Our management will have broad discretion to use the proceeds of this offering and some uses may not yield a favorable return.

          The net proceeds of this offering have not been allocated for specific uses. Our management will have broad discretion to spend the proceeds from this offering in ways with which stockholders may not agree. The failure of our management to use these funds effectively could result in unfavorable returns. This could have significant adverse effects on our financial condition and could cause the market price of our Class A common stock to decline.

Provisions in our charter documents, the rights agreement, the ownership of our shares of Class A common stock by PMA Foundation and management and state insurance laws may impede attempts to replace or remove our management or inhibit or prevent a takeover, which could adversely affect the value of our Class A common stock.

          Our Restated Articles of Incorporation and Amended and Restated Bylaws contain provisions that could delay or prevent changes in our board of directors or management or a change of control that a stockholder might consider favorable and may prevent you from receiving a takeover premium for your shares. These provisions include:

•	authorizing the issuance of preferred stock, the terms of which may be determined at the discretion of our board of directors and without stockholder approval;

•	requiring advance notice requirements for nominations for election to the board of directors or for proposing business that can be acted on by stockholders at meetings;

•	establishing a classified board of directors and permitting our board to increase its size and appoint directors to fill newly created board vacancies;

•	requiring stockholders to show cause to remove one or more directors; and

•	prohibiting stockholders from acting by written consent.

          Further, we have adopted a rights agreement that may render an unsolicited takeover more difficult or less likely to occur or may prevent an unsolicited takeover, even though that takeover may offer our stockholders a premium for their shares and may be favored by a majority of our stockholders. Under the rights agreement, the exercise of the rights will cause substantial dilution to a person or group that attempts to acquire us without the approval of our board of directors.

          PMA Foundation and our directors and executive officers owned approximately 49% of our Class A common stock at September 30, 2001. Except for one director, the board of directors of PMA Foundation and our board of directors are the same. Accordingly, this ownership structure may discourage takeovers because it would be difficult for a party to engage in a takeover of us without getting the approval of our management and board of directors.

          In general, state insurance laws provide that no person or entity may directly or indirectly acquire control of an insurance company unless that person or entity has received approval from the insurance regulator. An acquisition of control of our insurance operating subsidiaries would generally be presumed if any person or entity acquires 10% or more of our outstanding Class A common stock, unless the applicable insurance regulator determines otherwise.

          If a change in management or a change of control is delayed or prevented, the market price of our Class A common stock could decline.

USE OF PROCEEDS

          We estimate that we will receive approximately $139.1 million in net proceeds from this offering, based upon an assumed offering price of $17.45 per share (the last reported sale price of our Class A common stock on the Nasdaq Stock Market’s National Market on November 5, 2001), after deducting approximately $9.3 million in underwriting discounts and commissions and our estimated expenses for this offering.

          We intend to use the net proceeds from this offering:

•	for additional capital to be contributed to our insurance and reinsurance subsidiaries, and

•	for general corporate purposes.

          We may also use a portion of the proceeds to reduce some or all of the outstanding indebtedness under our revolving credit facility if that facility is not otherwise refinanced. As of September 30, 2001, we had $125.0 million outstanding under our revolving credit facility, which is the maximum amount permitted under the facility. The revolving credit facility matures in two equal installments of $62.5 million on December 31, 2001 and December 31, 2002. The final expiration of the revolving credit facility is December 31, 2002. As of September 30, 2001, the interest rate for our outstanding indebtedness under the revolving credit facility was 3.825%.

          Until we use the net proceeds of this offering, we intend to invest the net proceeds in U.S. Treasury and government agency obligations and investment grade corporate, fixed-income securities and commercial paper.

          This use of proceeds does not reflect the underwriters’ exercise of their over-allotment option. If the underwriters exercise their over-allotment option in full, we will receive additional net proceeds of approximately $20.9 million.

PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDEND POLICY

          Our Class A common stock is traded on The Nasdaq Stock Market’s National Market under the symbol “PMACA.” The following table sets forth the high and low sale prices for the indicated periods, all as reported on The Nasdaq Stock Market’s National Market. The table also sets forth the dividends paid per share for the indicated periods.

Class A Common Stock Prices and Dividends
	High	Low	Dividends
2001
Fourth Quarter(1)	$18.00	$16.05	$0.105	(2)
Third Quarter	18.24	16.13	0.105
Second Quarter	18.05	16.59	0.105
First Quarter	18.94	16.50	0.105

2000
Fourth Quarter	18.00	15.25	0.105
Third Quarter	19.00	16.25	0.105
Second Quarter	19.00	15.88	0.09
First Quarter	20.00	16.06	0.09

1999
Fourth Quarter	20.38	19.38	0.09
Third Quarter	21.00	19.38	0.09
Second Quarter	21.00	19.00	0.09
First Quarter	20.31	17.63	0.09

(1)	Through November 5, 2001.
(2)	On November 7, 2001, our board of directors declared this dividend which is payable on January 2, 2002 to stockholders of record on December 12, 2001.

          The closing price of our Class A common stock on November 5, 2001, as reported on The Nasdaq Stock Market’s National Market was $17.45 per share.

          Subject to the dividend preference of any of our preferred stock that may be outstanding, none of which is currently outstanding, the holders of our Class A common stock will be entitled to receive dividends that might be declared by our board of directors from funds legally available for the payment of dividends. Our ability to pay dividends is dependent upon, among other things, the availability of dividends from our insurance company subsidiaries and the limits in the agreements governing our indebtedness. Our insurance company subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. These restrictions are described above on page 14 under the caption “Risk Factors.”

CAPITALIZATION

          The following table shows our capitalization at September 30, 2001 as adjusted to give effect to the sale of the Class A common stock offered by this prospectus. Our calculations are based upon an assumed public offering price of $17.45 per share (the last reported sale price of our Class A common stock on The Nasdaq Stock Market’s National Market on November 5, 2001) and underwriting discounts and commissions and estimated offering expenses of approximately $9.3 million. For purposes of the table, we have assumed that the proceeds of the offering will be used for purposes other than to repay indebtedness.

	Actual	As Adjusted

	($ in thousands, except per share data)
Long-term debt	$125,000	$125,000

Stockholders’ equity:
Preferred stock, par value $.01 per share, authorized 2,000,000 shares; no shares issued	—	—
Class A common stock, par value $5 per share, authorized 40,000,000 shares, issued and outstanding 21,465,006 and 29,965,006 shares, net of treasury shares	122,214	164,714
Additional paid-in capital	339	96,894
Retained earnings	377,549	377,549
Accumulated other comprehensive income	17,404	17,404
Notes receivable from officers	(157)	(157)
Treasury stock, at cost, 2,977,939 shares	(54,535)	(54,535)

Total stockholders’ equity	462,814	601,869

Total capitalization	$587,814	$726,869

Ratios:
Long-term debt to total capitalization	21.3%	17.2%
Book value per share	$ 21.56	$ 20.09

COMPANY OVERVIEW

          We are an insurance holding company focused on specialty insurance markets where we believe our underwriting expertise, experienced management and financial strength allow us to produce attractive returns. Through our operating subsidiaries, we are a leading provider of property and casualty reinsurance and a regionally-focused provider of commercial property and casualty insurance. Our primary insurance business has been in operation since 1915 and our reinsurance operations began writing business in 1969. At September 30, 2001, we had total assets of approximately $3.8 billion and shareholders’ equity of approximately $463 million.

          We conduct our insurance and reinsurance business through three specialty operating segments:

•
Our reinsurance operations, PMA Re, offer excess of loss and pro rata property and casualty reinsurance protection mainly through reinsurance brokers. PMA Re focuses on risk-exposed business, which we believe allows us to best utilize our underwriting and actuarial expertise.

•
Our property and casualty insurance operations, The PMA Insurance Group, primarily write workers’ compensation, integrated disability and, to a lesser extent, other standard lines of commercial insurance, primarily in the Mid-Atlantic and Southern regions of the United States. Currently, approximately 90% of The PMA Insurance Group’s business is produced through independent agents and brokers.

•	Our specialty property and casualty operations, Caliber One, write excess and surplus lines of business nationally through surplus lines brokers.

          In addition, we have a Corporate and Other segment, which includes unallocated investment income and expenses, including debt service, as well as the results of certain of our real estate properties.

          Our net premiums written by segment were as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2001	2000	2000	1999	1998
	(in thousands)
PMA Re	$254,025	$192,747	$261,505	$278,998	$234,010
The PMA Insurance Group	278,802	222,955	268,839	233,713	234,837
Caliber One	40,055	12,758	16,043	51,237	6,436
Corporate and Other	(587)	(669)	(832)	(438)	(522)

Total	$572,295	$427,791	$545,555	$563,510	$474,761

          Property and casualty insurance and reinsurance companies provide loss protection to insureds in exchange for premiums. If earned premiums exceed the sum of losses and loss adjustment expenses (which we refer to as LAE), acquisition expenses, operating expenses and policyholders’ dividends, then underwriting profits are realized. When earned premiums do not exceed the sum of these items, the result is an underwriting loss. Because time normally elapses between the receipt of premiums and the payment of claims and certain related expenses, we invest the available premiums. Underwriting results do not include investment income from these funds, investment gains and losses, results of non-insurance business or federal income taxes. These items, when added to underwriting profits or losses, produce net income or loss.

          The “combined ratio” is a frequently used measure of property and casualty underwriting performance. The combined ratio computed on a GAAP basis is equal to losses and LAE, plus acquisition expenses, operating expenses and policyholders’ dividends, where applicable, all divided by net premiums earned. Thus, a combined ratio of under 100% reflects an underwriting profit.

           The combined ratios of our operating segments were as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2001	2000	2000	1999	1998
PMA Re	119.3%	128.7%	123.3%	102.5%	103.7%
The PMA Insurance Group:
Excluding Run-off Operations	105.6	109.4	110.0	113.3	116.4
Including Run-off Operations	105.6 (1)	111.1	111.7	115.4	122.6
Caliber One	172.9	148.9	139.7	109.6	NM (2)

(1)
Effective December 31, 2000, substantially all of the remaining assets and liabilities of the Run-off Operations were transferred to a third party under an assumption reinsurance agreement. As a result of this transaction, The PMA Insurance Group no longer reports separate results for the Run-off Operations.

(2)	The results of Caliber One, which started operating in 1998, were not material to our underwriting ratios for 1998; accordingly, the ratio for Caliber One is not presented.

          Given the long-tail nature of our liabilities, we believe that the operating ratios are important in evaluating our business. The operating ratio is the combined ratio less the investment income ratio, which is net investment income divided by premiums earned. The operating ratios of our operating segments were as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2001	2000	2000	1999	1998
PMA Re	105.0%	107.5%	102.9%	82.9%	79.2%
The PMA Insurance Group:
Excluding Run-off Operations	93.9	92.6	92.6	92.6	96.3
Including Run-off Operations	93.9 (1)	92.7	92.7	92.7	96.0
Caliber One	166.8	134.0	124.3	99.7	NM (2)

(1)
Effective December 31, 2000, substantially all of the remaining assets and liabilities of the Run-off Operations were transferred to a third party under an assumption reinsurance agreement. As a result of this transaction, The PMA Insurance Group no longer reports separate results for the Run-off Operations.

(2)	The results of Caliber One, which started operating in 1998, were not material to our operating ratios for 1998; accordingly, the ratio for Caliber One is not presented.

PMA Re

Background

          Our reinsurance operations conduct business mainly in the broker market. We offer excess of loss and pro rata property and casualty reinsurance protection, with an emphasis on risk-exposed, excess of loss coverages. We believe that these types of coverages allow us to best apply our actuarial and underwriting expertise to price our products and to control our loss exposures. PMA Re provides treaty reinsurance on both a traditional and finite risk basis, and facultative reinsurance. Since 1999, PMA Re’s mix of business has included an increasing amount of finite risk business, which offers a more predictable level of profitability, and hence, lower volatility in earnings. During that period, the contribution to net premiums written of PMA Re’s traditional treaty business declined as PMA Re non-renewed traditional treaty business that did not meet our pricing guidelines. However, in light of the industry trends discussed above, we now see significant opportunities for growth in our traditional reinsurance business, and we believe that demand for our finite and facultative products will remain strong.

          PMA Re competes on the basis of its ability to offer specialized products to its clients, its long-term relationships with brokers and insurance company clients, and its prompt and responsive service. As of December 31, 2000, PMA Capital Insurance Company, PMA Re’s insurance entity, was the 8th largest broker market reinsurance company in the United States in terms of statutory capital and surplus, according to data provided by the Reinsurance Association of America.

          In the broker reinsurance market, the products (reinsurance coverages) are distributed to the ultimate customer (ceding companies) through reinsurance intermediaries, known as brokers. In exchange for providing such distribution services, the brokers are paid commissions, known as brokerage, which are typically based upon a percentage of the premiums ceded from the ceding companies to the reinsurer under a particular contract. The broker reinsurance market differs from the direct reinsurance market in that direct reinsurers maintain their own sales forces and distribute their products directly to their ceding company clients.

Products

          Reinsurance is an arrangement in which an insurance company, the reinsurer, agrees to indemnify another insurance company, the ceding company, against all or a portion of the insurance risks underwritten by the ceding company under one or more insurance contracts. Reinsurance provides ceding companies with several benefits: reducing exposure on individual risks, protecting against catastrophic losses, stabilizing underwriting results and maintaining acceptable capital ratios.

          PMA Re provides reinsurance coverage primarily under two arrangements: treaty and facultative. Typically, in treaty reinsurance, the primary insurer or ceding company is obligated to cede and the reinsurer is obligated to accept a specified portion of all agreed upon types or categories of risks originally written by the primary insurer or ceding company. Facultative reinsurance is a form of reinsurance coverage that is placed on a risk-by-risk basis, and the reinsurer retains the right to accept or reject each individual risk submitted by the ceding company. Of PMA Re’s total net premiums written during the nine months ended September 30, 2001, 98% were treaty, and 2% were facultative.

          To better serve its brokers and ceding companies, PMA Re has established four distinct underwriting units, organized by class of business, which provide more specialized expertise in each area. The Traditional-Treaty, Finite Risk and Financial Products, and Specialty-Treaty units provide treaty reinsurance coverage. The fourth unit, Facultative, provides reinsurance on a facultative basis.

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Traditional-Treaty:    This underwriting unit writes general property and casualty business and emphasizes risk-exposed, excess of loss programs. Included in the client base for the Traditional unit are standard lines companies, some excess and surplus lines companies, and, to a lesser extent, non-traditional sources of business, such as self-insureds. The Traditional casualty portfolio includes general liability, umbrella, commercial automobile and workers’ compensation. This unit presently writes more excess of loss business than pro rata business. Excess of loss reinsurance, sometimes called nonproportional reinsurance or stop loss coverage, generally indemnifies the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified dollar amount. With pro rata reinsurance, sometimes called proportional or participating reinsurance, the reinsurer shares a proportional part of the ceded insurance liability, premiums and losses of the ceding company.

          The breakdown of the Traditional Treaty unit’s net written premium between excess of loss and pro rata reinsurance is as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2001	2000	2000	1999
	(in thousands)
Excess of loss	$42,485	$44,866	$ 63,455	$ 71,107
Pro Rata	29,286	51,387	71,269	66,579

Total Traditional Treaty	$71,771	$96,253	$134,724	$137,686

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Finite Risk and Financial Products:    In 1998, PMA Re made the strategic decision to broaden its product offerings by adding a finite risk underwriting unit to its traditional treaty reinsurance portfolio. This underwriting unit is charged with providing PMA Re’s clients with creative risk management solutions that complement their traditional reinsurance program. Under its finite risk covers, PMA Re assumes a measured amount of insurance risk in exchange for a specified margin. Our finite risk reinsurance covers typically include a combination of sublimits and caps on the maximum gain or loss to PMA Re as the reinsurer. Many insurance companies have some form of finite protection as a permanent part of their reinsurance program. Examples of finite risk and financial risk products are:

•	aggregate stop-loss coverages,

•	vertical catastrophe coverages, and

•	financial quota share coverages.

          These finite and financial risk products, in various formats, have been used by ceding companies for decades. PMA Re’s approach to product design uses these general categories to create customized risk management solutions for its clients. Although most of the Finite Risk and Financial Products unit’s business is related to domestic insurers, approximately $26.0 million of the unit’s gross premiums written for the nine months ended September 30, 2001 were generated from international insurers and reinsurers.

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Specialty-Treaty:    This unit underwrites business that falls outside the confines of our traditional property and casualty risks. These risks include environmental impairment, directors’ and officers’ liability, medical malpractice, and lawyers’ errors and omissions as well as all other forms of professional liability.

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Facultative:    This unit writes property and casualty reinsurance on an individual risk basis and on a semi-automatic, program basis, in which we agree to automatically accept risks that fall within certain predetermined parameters. In addition to serving the facultative brokerage community, this unit strengthens PMA Re’s reputation as a full service reinsurer. Through its Facultative property book, PMA Re emphasizes program/semi-automatic business. The facultative casualty focus is on general liability, umbrella and commercial automobile lines. Our Facultative unit’s emphasis in commercial automobile is on manufacturing, contracting and service fleets. This unit also underwrites a broad range of professional liability business, with an emphasis on directors’ and officers’ liability, and medical malpractice/hospital professional liability.

           PMA Re’s gross and net premiums written by business unit and major category of business are as follows:

	Nine Months Ended September 30,				Year Ended December 31,
	2001		2000		2000		1999		1998
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	(in thousands)
Finite Risk and Financial Products
Casualty	$ 90,072	$ 63,482	$ 45,994	$ 37,874	$ 57,825	$ 40,309	$ 49,881	$ 49,153	$ 7,300	$ 6,971
Property	100,678	95,786	38,658	36,672	50,007	47,736	19,854	20,149	—	—
Other	5,465	5,264	2,433	2,028	1,230	1,209	254	249	—	—

Total	196,215	164,532	87,085	76,574	109,062	89,254	69,989	69,551	7,300	6,971

Traditional—Treaty
Casualty	64,922	31,753	114,797	61,604	155,913	85,401	106,756	80,762	115,483	95,900
Property	52,179	39,281	49,969	34,273	67,742	48,752	72,209	55,436	74,222	62,725
Other	737	737	375	376	571	571	1,510	1,488	1,044	1,061

Total	117,838	71,771	165,141	96,253	224,226	134,724	180,475	137,686	190,749	159,686

Specialty—Treaty
Casualty	18,420	11,133	38,561	14,584	48,689	32,082	88,433	68,818	79,711	64,625
Property	1,132	869	1,458	1,181	1,531	1,229	—	—	—	—
Other	346	345	282	281	751	751	—	—	—	—

Total	19,898	12,347	40,301	16,046	50,971	34,062	88,433	68,818	79,711	64,625

Facultative
Casualty	14,416	2,597	4,366	801	6,450	95	1,590	380	3,823	956
Property	3,758	2,779	3,764	3,072	4,113	3,369	3,120	2,563	2,753	1,772
Other	(1)	(1)	1	1	1	1	—	—	—	—

Total	18,173	5,375	8,131	3,874	10,564	3,465	4,710	2,943	6,576	2,728

Total Casualty	187,830	108,965	203,718	114,863	268,877	157,887	246,660	199,113	206,317	168,452
Total Property	157,747	138,715	93,849	75,198	123,393	101,086	95,183	78,148	76,975	64,497
Total Other	6,547	6,345	3,091	2,686	2,553	2,532	1,764	1,737	1,044	1,061

Total Premiums Written	$352,124	$254,025	$300,658	$192,747	$394,823	$261,505	$343,607	$278,998	$284,336	$234,010

          PMA Re has generally de-emphasized property catastrophe excess of loss coverages. For the nine months ended September 30, 2001, catastrophe business accounted for 5% of gross property premiums written. The property programs written by PMA Re generally contain per occurrence limits or are not considered by us to be significantly exposed to catastrophes, either because of the locations of the insured values or the nature of the underlying properties insured. However, as is common in property reinsurance, PMA Re is exposed to the possibility of loss from catastrophes due to the aggregation of losses. PMA Re actively manages this exposure through minimizing writings of catastrophe business, zonal management, and the purchase of retrocessional protection.

Distribution

          PMA Re operates primarily through the domestic broker reinsurance market. We believe that PMA Re has developed relationships with the major reinsurance brokers enabling it to gain access to a wide range of ceding companies with varying reinsurance and related service needs. Brokers that accounted for more than 10% of PMA Re’s gross premiums written in 2001 and 2000 were as follows:

	Nine Months Ended September 30, 2001		Year Ended December 31, 2000
	(dollar amounts in thousands)
Guy Carpenter	$90,406	26%	$121,438	31%
Benfield Blanch (formerly E.W. Blanch)	84,069	24	54,546	14
Towers Perrin	51,419	15	60,871	16
AON Reinsurance	39,026	11	87,218	22

          As of December 31, 2000, PMA Re had approximately 175 unaffiliated clients, with no individual client accounting for more than 10% of gross premiums written in 2000. Approximately 74% of PMA Re’s gross premiums written in 2000 were from small to medium-sized insurers (defined as insurers with statutory surplus of up to $500 million).

Underwriting

          In reinsurance, underwriting involves the selection of risks and determining an adequate price given expected losses and estimated volatility of such losses. Maintaining underwriting and pricing discipline is critical to the maintenance of acceptable operating results.

          PMA Re’s underwriting process has two principal aspects—underwriting the specific program/risk submission and underwriting the ceding company. Underwriting the specific program/risk to be reinsured involves, in addition to pricing, a review of the type of account, the total risk and the ceding company’s coverages. Underwriting the ceding company involves an evaluation of the expected future performance of the ceding company through an examination of that company’s management, financial strength, claims handling and underwriting abilities. PMA Re may conduct underwriting and claim reviews at the offices of prospective ceding companies before entering into a major treaty, as well as throughout the life of the reinsurance contract.

          PMA Re’s underwriters and actuaries generally work together to evaluate reinsurance programs. Using the information provided by the broker, the actuaries employ pricing models to estimate the ultimate loss exposure to the treaty. The pricing models employ various experience-rating and exposure-rating techniques and are tailored in each case to the risk exposures underlying each treaty. The underwriters then analyze the results of the pricing models with the terms and conditions being offered to determine PMA Re’s selected price.

          In underwriting excess of loss business, PMA Re has typically sought to write treaties that are risk exposed within the original policy limits of the ceding company. We believe these layers generally lend themselves more effectively to actuarial pricing techniques. In underwriting pro rata business, PMA Re attempts to ensure proper pricing levels are being achieved by the ceding company by reviewing the ceding company’s data, including actuarial reports, and examining their underlying rate structure.

Claims Administration

          PMA Re’s claims department analyzes reported claims, establishes individual claim reserves, pays claims, provides claims-related services to clients, audits the claims activities of selected current clients and assists in the underwriting process by evaluating the claims departments of selected prospective clients. The claims department’s evaluation of claims activity includes reviewing loss reports received from ceding companies to confirm that claims are covered under the terms of the relevant reinsurance contract, establishing reserves on an individual case basis and monitoring the adequacy of those reserves. The claims department monitors the progress and ultimate outcome of the claims to determine that subrogation, salvage and other cost recovery opportunities have been adequately explored. The claims department also performs these functions in coordination with the actuarial and underwriting departments.

          In addition to evaluating and adjusting claims, the claims department conducts claims audits at the offices of selected prospective ceding companies. Satisfactory audit results are required in order for reinsurance coverage to be written or continued by PMA Re. The claims department also conducts annual claims audits for many current and former client ceding companies.

          PMA Re’s claims department uses electronic data interchange where trading partner capabilities exist to maintain the timeliness of claims remittances and processing efficiency.

The PMA Insurance Group

Background

          The PMA Insurance Group emphasizes its traditional core business, workers’ compensation insurance and integrated disability. We also provide a range of other commercial insurance products to our workers’ compensation customers, including commercial automobile and multi-peril coverages, general liability and related services. The PMA Insurance Group focuses primarily on middle-market and large accounts operating in our principal marketing territory concentrated in the Mid-Atlantic and Southern regions of the United States. Currently, approximately 90% of this business is produced through independent agents and brokers.

          The PMA Insurance Group competes on the basis of its ability to offer tailored workplace disability management solutions to its clients, its long-term relationships with its agents and brokers, its localized service and its reputation as a high quality claims and risk control service provider.

          The PMA Insurance Group believes it has enhanced its ability to handle multi-state clients based in its operating territory but which have operations in other parts of the U.S. by being authorized to do business in 51 jurisdictions (including Puerto Rico and the District of Columbia) for workers’ compensation, general liability and commercial automobile. The PMA Insurance Group intends to continue writing other lines of property and casualty insurance, but generally only if such writings are supported by its core workers’ compensation business. The PMA Insurance Group is one of the leading providers of integrated disability products with 132 accounts as of December 31, 2000 that generated $35.2 million in combined workers’ compensation and integrated disability premium in 2000.

Products

          The PMA Insurance Group’s premiums written, excluding Run-off operations, were as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2001	2000	2000	1999	1998
	(in thousands)
Gross premiums written:
Workers’ Compensation and Integrated Disability	$246,681	$205,774	$250,237	$214,706	$191,470
Commercial Automobile	39,178	31,111	40,398	33,372	36,568
Commercial Multi-Peril	28,948	28,793	38,325	38,483	42,668
Other	7,362	6,236	6,506	8,880	13,989

Total	$322,169	$271,914	$335,466	$295,441	$284,695

Net premiums written:
Workers’ Compensation and Integrated Disability	$226,777	$177,026	$210,870	$183,806	$189,114
Commercial Automobile	28,820	23,059	29,178	21,610	23,288
Commercial Multi-Peril	19,638	20,628	27,317	26,322	28,043
Other	3,567	2,242	1,474	1,975	3,792

Total	$278,802	$222,955	$268,839	$233,713	$244,237

Workers’ Compensation Insurance

          All states require employers to provide workers’ compensation benefits to their employees for injuries and occupational diseases arising out of employment, regardless of whether such injuries result from the employer’s or the employee’s negligence. Employers may insure their workers’ compensation obligations or, subject to regulatory approval, self-insure their liabilities. Workers’ compensation statutes require that a policy cover three types of benefits: medical expenses, disability (indemnity) benefits and death benefits. The amounts of disability and death benefits payable for various types of claims are set and limited by statute, but no maximum dollar limitation exists for medical benefits. Workers’ compensation benefits vary among states, and insurance rates are subject to differing forms of state regulation.

          Our statutory direct written premiums for our workers’ compensation business by jurisdiction were as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2001	2000	2000	1999	1998
	(in thousands)
Pennsylvania	$100,213	$ 92,948	$120,276	$108,692	$ 85,923
New Jersey	33,668	28,989	30,769	29,177	29,098
New York	24,651	15,969	19,113	15,185	7,796
Virginia	17,591	14,677	18,319	17,382	19,958
North Carolina	14,095	10,998	13,925	10,711	8,988
Maryland	8,443	5,790	8,253	11,787	16,108
Georgia	7,271	5,638	5,078	4,174	353
Delaware	6,022	6,163	7,643	7,501	8,372
South Carolina	5,310	3,727	5,275	3,790	5,668
Other	23,404	15,559	20,137	7,172	4,649

Total	$240,668	$200,458	$248,788	$215,571	$186,913

           Based upon direct written premium information published by the American Insurance Association for the most recently available year (2000), The PMA Insurance Group is the largest writer of workers’ compensation insurance in Pennsylvania and ranks among the ten largest writers of workers’ compensation insurance in Delaware and Virginia. The PMA Insurance Group has focused on the jurisdictions in the table above based upon its knowledge of their workers’ compensation systems and its assessment of each state’s respective business, economic, legal and regulatory climates. We closely monitor and take into consideration rate adequacy, regulatory climate, economic conditions and other factors in each state in the underwriting process. The PMA Insurance Group intends to employ similar analyses in determining whether and to what extent it will offer products in additional jurisdictions.

          The PMA Insurance Group is focused on expanding its premium base in territories that meet its underwriting and actuarial criteria. In recent years, The PMA Insurance Group increased its writings of workers’ compensation premiums through focused marketing efforts in its principal marketing territories. In its most recent expansion states, New York and Georgia, The PMA Insurance Group continued to achieve profitable growth. In 2001, The PMA Insurance Group expanded its operations by adding an office in Nashville, Tennessee. In addition, The PMA Insurance Group benefited in 2000 and, to a lesser extent, in 1999, from writing business for insureds mainly operating in The PMA Insurance Group’s principal marketing territory but with some operations in other states.

          The PMA Insurance Group has continued to balance its workers’ compensation portfolio by increasing its percentage of writings in lower hazard classes of business and reducing its percentage of writings in higher hazard classes of business. For example, classes of business we consider lower hazard, such as health care, schools/colleges and retail, represented 28%, 30%, 33% and 26% of total direct workers’ compensation premiums written in the nine months ended September 30, 2001 and the years ended December 31, 2000, 1999 and 1998, respectively. Classes of business we consider higher hazard, such as construction, represented 9%, 13%, 15% and 21% of total direct workers’ compensation premiums written in the nine months ended September 30, 2001 and the years ended December 31, 2000, 1999 and 1998, respectively.

          Workers’ compensation insurers doing business in certain states are required to provide insurance for risks that are not otherwise written on a voluntary basis by the private market (“residual market business”). This system exists in all of the jurisdictions in which The PMA Insurance Group does business, except Pennsylvania and Maryland. In these two states, separate governmental entities write all of the workers’ compensation residual market business. In 2000, The PMA Insurance Group wrote $1.7 million in premiums of residual market business, which constituted less than one percent of its gross workers’ compensation premiums written. Based upon data for policy year 1999 reported by the National Council on Compensation Insurance, the percentage of residual market business for the industry as a whole, in all states, was 3.5% of direct workers’ compensation premiums written.

          The PMA Insurance Group offers a variety of workers’ compensation products to its customers. Rate-sensitive products are based on manual rates filed and approved by state insurance departments, while loss-sensitive products are priced to a certain extent on the basis of the insured’s own loss experience. The PMA Insurance Group has also developed and sold alternative market products, such as large deductible products and other programs and services to customers who agree to assume even greater exposure to loss than under more traditional loss-sensitive products. The PMA Insurance Group decides which type of product to offer a customer based upon the customer’s needs and an underwriting review.

           The PMA Insurance Group’s voluntary workers’ compensation direct premiums written by product type were as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2001	2000	2000	1999	1998
Rate-sensitive products	58%	62%	60%	59%	63%
Loss-sensitive products	36	32	33	34	28
Alternative market products	6	6	7	7	9

Total	100%	100%	100%	100%	100%

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Rate-sensitive products include fixed-cost policies and dividend paying policies. The premium charged on a fixed-cost policy is based upon the manual rates filed with and approved by the state insurance department and does not increase or decrease based upon the losses incurred during the policy period. Under policies that are subject to dividend plans, the customer may receive a dividend based upon loss experience during the policy period.

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The PMA Insurance Group’s loss-sensitive products adjust the amount of the insured’s premiums after the policy period expires based, to a certain extent, upon the insured’s actual losses incurred during the policy period. These loss-sensitive products are generally subject to less price regulation than rate-sensitive products and reduce, but do not eliminate, risk to the insurer. Under these types of policies, claims professionals and actuaries periodically evaluate the reserves on losses after the policy period expires to determine whether additional premium adjustments are required under the policy. These policies are typically subject to adjustment for an average of five years after policy expiration. The PMA Insurance Group generally restricts loss-sensitive products to accounts developing minimum annual premiums in excess of $100,000.

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The PMA Insurance Group offers a variety of alternative market products for larger accounts, including large deductible policies and off-shore captive programs. Typically, The PMA Insurance Group receives a lower up-front premium for these types of alternative market product plans. However, under this type of business, the insured retains a greater share of the underwriting risk than under rate-sensitive or loss-sensitive products, which reduces the potential for unfavorable claim activity on the accounts and encourages loss control on the part of the insured. For example, under a large deductible policy, the customer is contractually obligated to pay its own losses up to the amount of the deductible for each occurrence. The deductibles under these policies generally range from $250,000 to $1.0 million. In addition to these products, The PMA Insurance Group offers its clients certain workers’ compensation services such as claims, risk management and other services.

          The PMA Insurance Group has developed a product for group integrated occupational and non-occupational disability coverages, named PMA One®, which it began marketing in 1998. PMA One leverages what we consider to be one of The PMA Insurance Group’s most important core competencies: managing employee disabilities. PMA One offers employers the benefits of coordinated workers’ compensation and disability administration, reduced costs, programs designed to encourage faster return to work and heightened employee productivity. In 2000, The PMA Insurance Group gained 53 new PMA One clients, bringing the total of PMA One accounts to 132, and generated $35.2 million of combined workers’ compensation and integrated disability written premiums. PMA One clients include health care systems, educational institutions, manufacturers and financial institutions.

          Through The PMA Insurance Group’s workers’ compensation and integrated disability product offerings, we offer a comprehensive array of managed care services to control loss costs. These include:

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Case review and intervention by disability management coordinators, all of whom are registered nurses. These disability management coordinators employ an early intervention model to proactively manage medical treatment and length of disability in concert with The PMA Insurance Group’s claims professional and the insured employer. There are also case management nurses who manage more serious claims via on-site visits with injured workers and medical providers.

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Access to the First Health® Network, a workers’ compensation preferred provider network, which includes doctors, hospitals, physical therapists, outpatient clinics and imaging centers. The PMA Insurance Group’s customers that utilize the network generally recognize lower costs than those that do not utilize the network.

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Utilization of an automated medical bill review system to detect duplicate billings, unrelated charges and coding discrepancies. Complex bills are forwarded to The PMA Insurance Group’s cost containment unit, which is staffed by registered nurses and other medical professionals, to resolve questions regarding causal relationship and appropriate utilization levels.

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Use of Paradigm Corporation for the medical management of certain catastrophic injuries. Paradigm adds a team of catastrophic case management experts to assist in achieving enhanced clinical and financial outcomes on these catastrophic injuries.

Commercial Lines

          The PMA Insurance Group writes property and liability coverages for larger and middle market accounts that satisfy its underwriting standards. See “Underwriting” below. These coverages feature commercial multi-peril, general liability and umbrella, and commercial automobile business. The PMA Insurance Group offers these products, but generally only if they complement the core workers’ compensation business.

Other Products and Services

          The PMA Insurance Group offers “rent-a-captive” products for certain insureds and associations. The purpose of a rent-a-captive program is to offer a customer an alternative method of managing its loss exposures by obtaining many of the benefits of a captive insurer without establishing and capitalizing its own captive; in effect, the insured is “renting” a captive facility that we have already established.

          Under this arrangement, the client purchases an insurance policy from us and chooses a participation level. We then cede this portion of the premium and loss exposures to our Bermuda- or Cayman-based subsidiary. The client participates in the loss and investment experience of the portion ceded to the Bermuda- or Cayman-based subsidiary through a dividend mechanism. The client is responsible for any loss that may arise within its participation level, and this potential obligation is typically secured through a letter of credit or similar arrangement. Our principal sources of income from this rent-a-captive program are the premium income on the risk retained by us and captive management fees earned.

          Through PMA Management Corp., The PMA Insurance Group offers claims, risk management and related services primarily to self-insureds on an unbundled basis.

Distribution

          The PMA Insurance Group distributes its products through multiple channels, including national, regional and local brokers and agents, employee benefits brokers and direct sales representatives.

          As of December 31, 2000, The PMA Insurance Group employed 12 direct sales representatives and used approximately 275 independent brokers and agents. The direct sales representatives are generally responsible for certain business located in Pennsylvania and Delaware. For the year ended December 31, 2000, these employees produced approximately $40 million in direct premiums written, constituting 12% of The PMA Insurance Group’s direct written premiums.

          The brokers and agents solicit business throughout the marketing territory. The current distribution network generally consists of large regional agents and brokers, local agents and national brokers that specialize in larger to middle market accounts that require the variety of workers’ compensation, commercial lines and alternative market products offered by The PMA Insurance Group. In 2000, brokers and agents accounted for 88% of The PMA Insurance Group’s direct written premiums. The top ten brokers and agents accounted for 24% of The PMA Insurance Group’s direct written premiums, the largest of which accounted for approximately 8.5% of its direct written premiums.

          The PMA Insurance Group’s underwriters review all business from brokers and agents before it is accepted. The PMA Insurance Group monitors several statistics with respect to its brokers and agents, including a complete profile of the broker/agent, the number of years the broker/agent has been associated with The PMA Insurance Group, the percentage of the broker/agent’s business that is underwritten by The PMA Insurance Group, the ranking of The PMA Insurance Group within the broker/agent’s business and the profitability of the broker/agent’s business.

          As of December 31, 2000, the field organization consisted of 15 offices throughout The PMA Insurance Group’s principal marketing territory. These offices deliver a full range of services directly to customers located in their service territory, while satellite offices primarily offer underwriting and claim adjustment services.

Underwriting

          The PMA Insurance Group’s underwriters, in consultation with actuaries, determine the general type of business to be written using a number of criteria, including past performance, relative exposure to hazard, premium size, type of business and other indicators of potential loss. Specific types of business are referred to underwriting specialists and actuaries for individual pricing. The underwriting team also establishes classes of business that The PMA Insurance Group generally will not write, such as certain property exposures, certain hazardous products and activities, and certain environmental coverages. Underwriters and risk-control professionals in the field report functionally to the Chief Underwriting Officer and locally to branch vice presidents who are accountable for territorial operating results. Underwriters also work with the field marketing force to identify business that meets prescribed underwriting standards and to develop specific strategies to write the desired business. In performing this assessment, the field office professionals also consult with actuaries who have been assigned to the specific field office regarding loss trends and pricing and utilize actuarial loss rating models to assess the projected underwriting results of accounts.

          The PMA Insurance Group also employs credit analysts. These employees review the financial strength and stability of customers whose business is written on loss-sensitive and alternative market products and specify the type and amount of collateral that customers must provide under these arrangements.

Claims Administration

          Claims services are delivered to customers primarily through employees in the field offices. The PMA Insurance Group maintains a centralized call center for loss reporting and has automated and centralized the processing of claims payments, which allows the claims adjusters to substantially reduce the time that they spend with clerical and repetitive functions. The PMA Insurance Group also employs in-house attorneys who represent customers in workers’ compensation cases and other insurance matters. The PMA Insurance Group has a separate, anti-fraud unit that investigates suspected false claims and other irregularities. Certain specialized matters, such as asbestos and environmental claims, are referred to a special claims unit in the home office.

Run-off Operations

          As a part of The PMA Insurance Group’s 1996 restructuring plan, Run-off Operations were established principally to manage the capital supporting workers’ compensation loss reserves for accident years 1991 and prior. The reserves primarily related to the period of time from 1987 to 1991 when The PMA Insurance Group wrote a much higher volume of business and experienced poor underwriting results. Effective December 31, 2000, substantially all of the remaining assets and liabilities of the Run-off Operations were transferred to a third party under an assumption reinsurance agreement. As a result of this transaction, The PMA Insurance Group no longer reports separate results for Run-off Operations.

Caliber One

Background

          Our specialty insurance unit commenced writing business in 1998. Caliber One focuses on excess and surplus lines of insurance for low frequency/high severity risks that are declined by the standard market. Caliber One writes business through surplus lines brokers on a national basis.

Products, Distribution and Underwriting

          Caliber One offers liability coverages for low frequency/high severity classes, including pharmaceuticals, chemicals, auto parts, machinery manufacturers, toy makers, medical product manufacturers, commercial contractors and other difficult-to-insure product liability risks, as well as property coverages for risks declined by the standard market. In addition, Caliber One offers various ocean marine coverages including cargo, hull and liability. Caliber One’s policy forms contain various endorsements and exclusions, and in some cases, include defense costs within the policy limits rather than offering such coverages outside the policy limits. Caliber One has diversified its product offerings and classes of business within its product offerings so that it will generally not have more than 10% of its net premiums written in any one class of business.

          Caliber One’s premiums written by major line of business are as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2001	2000	2000	1999
	(in thousands)
Gross premiums written:
Property	$50,118	$31,960	$41,636	$25,915
Casualty	38,778	44,686	51,769	67,502

Total	$88,896	$76,646	$93,405	$93,417

Net premiums written:
Property	$24,836	$ 5,621	$ 7,447	$ 3,364
Casualty	15,219	7,137	8,596	47,873

Total	$40,055	$12,758	$16,043	$51,237

Caliber One currently operates through three internal underwriting units based on classes of business and distribution channels: casualty brokerage, property brokerage and ocean marine brokerage. Program business is managed through the respective underwriting units. Premiums written by underwriting unit are as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2001	2000	2000	1999
	(in thousands)
Gross premiums written:
Casualty brokerage	$38,337	$37,344	$43,354	$57,116
Property brokerage	23,996	18,384	21,277	9,505
Programs	22,425	20,741	28,329	26,796
Ocean marine	4,138	177	445	—

Total	$88,896	$76,646	$93,405	$93,417

Net premiums written:
Casualty brokerage	$13,686	$ 7,398	$ 8,927	$39,026
Property brokerage	17,928	5,805	4,229	649
Programs	4,594	(541)	2,609	11,562
Ocean marine	3,847	96	278	—

Total	$40,055	$12,758	$16,043	$51,237

           The underwriting of excess and surplus lines involves reviewing the claims experience of an account, if any, and the claims experience of the particular class or similar classes of risk. As a surplus lines insurer, Caliber One is generally free from rate and policy form regulation by insurance regulatory bodies. Accordingly, Caliber One utilizes policy features that can be changed in light of the circumstances, such as occurrence versus claims-made coverage, different levels of retentions, exclusions and endorsements.

          Caliber One distributes its excess and surplus lines products on a nationwide basis through approximately 80 appointed surplus lines brokers. Caliber One underwrites its casualty coverages from its home office in Yardley, Pennsylvania and through a branch office in Seattle, Washington, which was opened in 2000. Property and ocean marine coverages are underwritten centrally in the home office. Caliber One generally does not grant underwriting or binding authority to its brokers.

          Based upon direct written premium information published by A.M. Best Company for the year 2000, Caliber One is the 22nd largest domestic writer of excess and surplus lines.

Reinsurance and Retrocessional Protection

          We follow the customary insurance practice of reinsuring with other insurance companies a portion of the risks under the policies written by our insurance subsidiaries. This reinsurance is maintained to protect the insurance subsidiaries against the severity of losses on individual claims and unusually serious occurrences in which a number of claims produce an aggregate extraordinary loss. Although reinsurance does not discharge the insurance subsidiaries from their primary liabilities to their policyholders for losses insured under the insurance policies, it does make the assuming reinsurer liable to the insurance subsidiaries for the reinsured portion of the risk.

          The ceded reinsurance agreements of our insurance subsidiaries generally may be terminated at their annual anniversary by either party upon 30 to 90 days notice. In general, the reinsurance agreements are of the treaty variety, which cover all underwritten risks of the types specified in the treaties. Our reinsurance is on a per risk and per occurrence basis. Per risk reinsurance offers reinsurance protection for each risk involved in each occurrence. Per occurrence reinsurance is a form of reinsurance under which the date of the loss event is deemed to be the date of the occurrence regardless of when reported and permits all losses arising out of one event to be aggregated.

          At September 30, 2001, our reinsurance and retrocessional protections were as follows:

	Retention	Limits(1)
PMA Re
Per Occurrence:
Casualty lines	$2.8 million	$ 17.5 million
Workers’ compensation	$2.0 million	$ 98.0 million
Property lines	$10.0 million	$ 50.0 million
Per Risk:
Property lines	$750,000	$ 4.2 million
Casualty lines	$1.5 million	$ 6.0 million
The PMA Insurance Group
Per Occurrence:
Workers’ compensation	$150,000(2)	$ 103.5 million
Per Risk:
Property lines(3)	$500,000	$ 19.5 million
Auto physical damage	$500,000	$ 2.0 million
Other casualty lines(4)	$250,000	$ 4.8 million
Caliber One
Per Occurrence and Per Risk:
Property lines	$500,000	$ 15.0 million
Casualty lines(5)	$100,000	$ 6.0 million

(1)	Represents the amount of loss protection above our level of loss retention.
(2)	The PMA Insurance Group retains the first $10 million of losses.
(3)	This coverage also provides protection of $48.5 million per occurrence over the combined net retention of $500,000.
(4)	This coverage also provides protection of $49.8 million per occurrence over the combined net retention of $250,000.
(5)	Caliber One has additional reinsurance with aggregate limits of approximately $50 million on the professional liability and commercial automobile lines of business.

          As of September 30, 2001, the maximum gross limits that PMA Re will write are $7.5 million for casualty covers, $5.0 million for property covers and $1.0 million for property-catastrophe covers.

           We actively manage our exposure to catastrophes through our underwriting process, where we generally monitor the accumulation of insurable values in catastrophe-prone regions. Also, in writing property reinsurance coverages, PMA Re typically requires per occurrence loss limitations for contracts that could have catastrophe exposure. Through per risk reinsurance, we manage our net retention in each exposure. PMA Re’s property per occurrence reinsurance provides catastrophe protection of $50.0 million in excess of $10.0 million on its traditional property book. Under certain conditions, PMA Re may recover $6.0 million of the $10.0 million retention for multiple net catastrophe losses. PMA Re also maintains catastrophe protection of $12.5 million in excess of $5.0 million for property exposures underwritten by its Finite Risk and Financial Products unit. PMA Re can also recover an additional $55.0 million of Finite Risk and Financial Products occurrence losses under certain industry loss scenarios. The PMA Insurance Group maintains catastrophe reinsurance protection of $27.7 million excess of $850,000 and Caliber One maintains catastrophe reinsurance protection of $17.5 million excess of $2.5 million. Our loss and LAE ratios have not been significantly impacted by catastrophes in 2000, 1999 or 1998. Although we believe that we have adequate reinsurance to protect against the estimated probable maximum gross loss from a catastrophe, an especially severe catastrophe or series of catastrophes could exceed our reinsurance and may have a material adverse impact on our financial condition, results of operations and liquidity.

          The collectibility of reinsurance is largely a function of the solvency of reinsurers. At December 31, 2000, we had reinsurance receivables due from the following unaffiliated reinsurers in excess of 5% of shareholders’ equity:

	Reinsurance Receivables	A.M. Best Rating(1)
	(in thousands)
The London Reinsurance Group	$334,297	A
United States Fidelity and Guaranty Company	116,216	A	+
Houston Casualty Company	65,058	A	+
Underwriters Reinsurance Company	52,832	A	+
Mountain Ridge Insurance Company	35,036	A	+
American Reinsurance Corporation	31,034	A	++
GE Reinsurance Corporation	24,286	A
SCOR Reinsurance Company	23,253	A	+

(1)	Ratings are as of February 28, 2001. A.M. Best ratings are as follows: A++, Superior, 1st of 15; A+, Superior, 2nd of 15; and A, Excellent, 3rd of 15.

          We perform credit reviews on our reinsurers, focusing on, among other things, financial capacity, stability, trends and commitment to the reinsurance business. Prospective and existing reinsurers failing to meet our standards are excluded from our reinsurance programs. In addition, we require collateral, typically assets in trust, letters of credit or funds withheld, to support balances due from certain reinsurers, consisting generally of those not authorized to transact business in the applicable jurisdictions. As of December 31, 2000, approximately 98% of our reinsurance receivables related to unpaid reported claims and incurred but not reported claims, and the remaining 2% related to paid losses.

          We had approximately $120 million in reinsurance recoverables before deducting additional ceded premiums of approximately $40 million due to our reinsurers on losses related to the World Trade Center attack. All of the reinsurance recoverables are with companies rated “A–” or better by nationally recognized insurance rating agencies and/or are secured by collateral, such as letters of credit or funds withheld. Although we believe these amounts receivable from reinsurers are fully collectible, there can be no assurance that we will be able to actually collect all reinsurance receivables. If a material amount of our reinsurance recoverables become uncollectible, this could have a material adverse effect on our financial condition, results of operations and liquidity.

Loss Reserves

          The following discussion of loss reserves is as of December 31, 2000. The discussion has been updated in our quarterly reports on Form 10-Q filed with the Securities and Exchange Commission since that date.

          Insurers establish reserves representing estimates of future amounts needed to pay claims with respect to insured events that have occurred, including events that have not been reported to the insurer. Reserves are also established for LAE representing the estimated expenses of settling claims, including legal and other fees, and general expenses of administering the claims adjustment process.

          After a claim is reported, claims personnel establish a “case reserve” for the estimated amount of the ultimate payment. The estimate reflects the informed judgment of management based on reserving practices and management’s experience and knowledge regarding the nature and value of the specific type of claim. Claims personnel review and update their estimates as additional information becomes available and claims proceed towards resolution. In addition, reserves are also established on an aggregate basis:

•	to provide for losses incurred but not yet reported to the insurer;

•	to provide for the estimated expenses of settling claims, including legal and other fees and general expenses of administering the claims adjustment process; and

•	to adjust for the fact that, in the aggregate, case reserves may not accurately estimate the ultimate liability for reported claims.

          Reserves are estimated using various generally accepted actuarial techniques. As part of the reserving process, historical and industry data is reviewed and consideration is given to the anticipated impact of various factors such as legal developments, changes in social attitudes and economic conditions, including the effects of inflation. This process relies on the basic assumption that past experience, adjusted for the effect of current developments and probable trends, provides a reasonable basis for predicting future events. The reserving process provides implicit recognition of the impact of inflation and other factors affecting claims payments by taking into account changes in historic payment patterns and perceived probable trends. There is generally no precise method, however, for subsequently evaluating the adequacy of the consideration given to inflation or to any other specific factor, since the eventual deficiency or redundancy of reserves is affected by many factors, some of which are interdependent.

          In many cases, significant periods of time, ranging up to several years or more, may elapse between the occurrence of an insured loss, the reporting of the loss to the insurer and the insurer’s payment of that loss. Liabilities for reinsurers generally become known more slowly than for primary insurers and are generally subject to more unforeseen development. Estimating our ultimate claims liability is necessarily a complex and judgmental process inasmuch as the amounts are based on management’s informed estimates and judgments using data currently available. As additional experience and data become available regarding claims payment and reporting patterns, legislative developments, regulatory trends on benefit levels for both medical and indemnity payments, and economic conditions, the estimates are revised accordingly. If our ultimate losses, net of reinsurance, prove to differ substantially from the amounts recorded at December 31, 2000, the related adjustments could have a material adverse effect on our financial condition, results of operations and liquidity.

          The table on the next page presents the subsequent development of the estimated year-end property and casualty reserves, net of reinsurance (“net reserves”), for the ten years prior to 2000. The first section of the table shows the estimated net reserves that were recorded at the end of each respective year for all current and prior year unpaid losses and LAE. The second section shows the cumulative amounts of such previously recorded net reserves paid in succeeding years. The third section shows the re-estimates of the net reserves made in each succeeding year.

          The cumulative deficiency (redundancy) as shown in the table represents the aggregate change in the reserve estimates from the original balance sheet dates through December 31, 2000; an increase in a loss estimate that related to a prior year occurrence generates a deficiency in each intervening year. For example, a deficiency first recognized in 1997 relating to losses incurred in 1990 would be included in the cumulative deficiency amount for each of the years 1990 through 1996. However, the deficiency would be reflected in operating results in 1997 only.

          Conditions and trends that have affected the reserve development reflected in the table may change, and care should be exercised in extrapolating future reserve redundancies or deficiencies from such development.

Consolidated Loss and Loss Adjustment Expense Development
December 31,
(in millions)

	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000
Initial estimated liability for unpaid losses and LAE, net of reinsurance	$1,734.6	$1,824.3	$1,941.0	$1,932.0	$1,855.9	$1,808.5	$1,834.5	$1,670.9	$1,347.2	$1,284.4	$1,128.7

Amount of reserve paid, net of reinsurance, through:
—one year later	$ 470.8	$ 490.5	$ 442.4	$ 407.8	$ 398.9	$ 437.6	$ 398.8	$ 360.7	$ 354.6	$ 494.9
—two years later	842.0	848.8	779.1	746.1	763.7	780.0	669.6	646.0	717.7
—three years later	1,133.8	1,127.0	1,066.8	1,055.9	1,072.9	999.0	894.8	924.6
—four years later	1,353.1	1,364.9	1,329.2	1,330.6	1,252.2	1,183.5	1,118.2
—five years later	1,539.4	1,585.4	1,573.8	1,472.7	1,405.9	1,369.7
—six years later	1,715.1	1,788.9	1,688.7	1,605.4	1,573.2
—seven years later	1,882.1	1,882.2	1,805.4	1,761.7
—eight years later	1,962.6	1,986.5	1,953.8
—nine years later	2,048.9	2,125.1
—ten years later	2,174.2
Re-estimated liability, net of reinsurance, as of:
—one year later	$1,795.3	$1,966.8	$1,998.1	$1,932.3	$1,907.4	$1,964.6	$1,748.5	$1,624.3	$1,314.7	$1,290.9
—two years later	1,949.9	2,067.5	2,006.5	1,982.5	2,073.4	1,866.8	1,700.5	1,557.6	1,299.7
—three years later	2,034.1	2,081.5	2,060.6	2,163.9	1,986.7	1,819.2	1,611.1	1,495.3
—four years later	2,040.8	2,134.8	2,258.2	2,078.3	1,942.0	1,742.1	1,542.3
—five years later	2,123.0	2,302.0	2,170.3	2,030.5	1,880.3	1,672.6
—six years later	2,273.3	2,209.3	2,126.6	1,973.2	1,822.1
—seven years later	2,205.4	2,169.5	2,079.9	1,922.1
—eight years later	2,168.4	2,133.7	2,036.5
—nine years later	2,138.6	2,096.8
—ten years later	2,107.1
Cumulative deficiency (redundancy)	$ 372.5	$ 272.5	$ 95.5	$ (9.9)	$ (33.8)	$ (135.9)	$ (292.2)	$ (175.6)	$ (47.5)	$ 6.5

Net liability				$1,932.0	$1,855.9	$1,808.5	$1,834.5	$1,670.9	$1,347.2	$1,284.4	$1,128.7
Reinsurance recoverables				218.7	247.9	261.5	256.6	332.3	593.7	648.2	924.4

Gross liability				$2,150.7	$2,103.8	$2,070.0	$2,091.1	$2,003.2	$1,940.9	$1,932.6	$2,053.1

Re-estimated net liability				$1,922.1	$1,822.1	$1,672.6	$1,542.3	$1,495.3	$1,299.7	1,290.9
Re-estimated reinsurance recoverables				$ 208.8	$ 251.4	$ 285.6	$ 272.8	$ 345.9	$ 612.5	$ 739.8

Re-estimated gross liability				$2,130.9	$2,073.5	$1,958.2	$1,815.1	$1,841.3	$1,912.2	$2,030.7

           Unpaid losses and LAE on a GAAP basis were $2,053.1 million and $1,932.6 million at December 31, 2000 and 1999, respectively. Unpaid losses and LAE on a statutory basis were $1,073.6 million and $1,196.6 million at December 31, 2000 and 1999, respectively. The difference between GAAP and statutory loss reserves reflects: 1) reinsurance receivables on unpaid losses and LAE, which are recorded as assets for GAAP but netted against statutory loss reserves, and 2) non-U.S. domiciled insurance companies, whose unpaid losses and LAE are included for GAAP purposes, but not statutory.

          The components of our (favorable) unfavorable development of reserves for losses and LAE for prior accident years, excluding accretion of discount, are as follows:

	2000	1999	1998
	(in millions)
PMA Re	$9.7	$(23.5)	$(31.5)
The PMA Insurance Group:
Workers’ compensation	(6.1)	(7.1)	(17.3)
Other	—	(1.9)	2.3

Total PMA Insurance Group	(6.1)	(9.0)	(15.0)
Caliber One	2.9	—	—

Total	$6.5	$(32.5)	$(46.5)

          During 2000, PMA Re recorded unfavorable development on prior accident years (“prior year development”) of $9.7 million. PMA Re’s loss and LAE ratio increased significantly in 2000, reflecting the recognition in the third quarter of 2000 of the effects of higher than expected losses and LAE in certain lines of business, primarily coverages for 1998 and 1999 written on a pro rata basis, partially offset by lower than expected losses and LAE for treaties covering losses occurring in accident years 1996 and prior. In the third quarter of 2000, PMA Re’s actuarial department conducted its routine semi-annual reserve study to determine the impact of any emerging data on anticipated loss development trends and recorded unpaid losses and LAE reserves. Based on the actuarial work performed, which included analyzing recent trends in the levels of the reported and paid claims, an updated selection of actuarially determined loss reserve estimates was developed by accident year for each major line of business written by PMA Re. Management’s selection of the ultimate losses indicated that gross loss reserves at September 30, 2000 needed to be increased by $83.2 million. Under existing retrocessional contracts, $60.0 million of gross losses were ceded to PMA Re’s retrocessionaires, resulting in an impact on net incurred losses and LAE of $23.2 million. The increase in incurred losses and LAE, combined with $35.0 million of ceded premiums and interest on funds held due under existing retrocessional contracts covering the ceded losses, resulted in a pre-tax charge of approximately $60 million to PMA Re’s operating results in 2000.

          During 1999 and 1998, PMA Re recorded favorable prior year development of $23.5 million and $31.5 million, respectively. The favorable reserve development reflects development on prior accident years due to re-estimated loss trends for such years that were lower than previous expectations.

          During 2000, 1999 and 1998, The PMA Insurance Group recorded favorable prior year development of $6.1 million, $9.0 million and $15.0 million. The favorable reserve development in 2000 and 1999 reflects better than expected loss experience from loss-sensitive and rent-a-captive workers’ compensation business. Premium adjustments for loss-sensitive business and policyholders’ dividends for rent-a-captive business have substantially offset this favorable development. Rent-a-captives are used by customers as an alternative method to manage their loss exposure without establishing and capitalizing their own captive insurance company. The favorable prior year development during 1998 primarily relates to formal commutation programs, which resulted in early liability settlements made during 1998 to reduce future claim payments.

           During 2000, Caliber One recorded unfavorable prior year development of $2.9 million, primarily related to the emergence of higher than expected losses and LAE in certain segments of the professional liability, commercial automobile, general liability and property lines of business for coverage of 1999 exposures. During 2000, Caliber One discontinued writing or cancelled policies in the professional liability (nursing homes) and commercial automobile classes of business that produced the emergence of higher than expected losses. In addition, Caliber One reinsured substantially all of the premium on these classes in 2000.

          At December 31, 2000 and 1999, our GAAP loss reserves were stated net of discount of $104.0 million and $180.4 million, respectively, primarily related to workers’ compensation business. Pre-tax income is negatively impacted by accretion of discount on prior year reserves and favorably impacted by setting up discount for current year reserves. The net of these amounts is referred to as net discount accretion. Net discount accretion decreased pre-tax income by $4.9 million and $2.7 million in 2000 and 1999, respectively.

          At December 31, 2000, our loss reserves were stated net of $41.8 million of salvage and subrogation. Our policy with respect to estimating the amounts and realizability of salvage and subrogation is to develop accident year schedules of historic paid salvage and subrogation by line of business, which are then projected to an ultimate basis using actuarial projection techniques. The anticipated salvage and subrogation is the estimated ultimate salvage and subrogation less any amounts received by us. The realizability of anticipated salvage and subrogation is reflected in the historical data that is used to complete the projection, as historical paid data implicitly considers realization and collectibility.

Asbestos and Environmental Reserves

          Our asbestos-related liabilities included in unpaid losses and LAE were as follows:

	2000	1999	1998
	(in thousands)
Gross of reinsurance:
Beginning reserves	$61,277	$67,857	$76,726
Incurred losses and LAE	1,640	1,910	(1,976)
Paid losses and LAE	(13,724)	(8,490)	(6,893)

Ending reserves	$49,193	$61,277	$67,857

Net of reinsurance:
Beginning reserves	$38,851	$43,556	$48,578
Incurred losses and LAE	(341)	(341)	(2,754)
Paid losses and LAE	(6,467)	(4,364)	(2,268)

Ending reserves	$32,043	$38,851	$43,556

          Our environmental-related liabilities included in unpaid losses and LAE were as follows:

	2000	1999	1998
	(in thousands)
Gross of reinsurance:
Beginning reserves	$41,359	$47,036	$45,108
Incurred losses and LAE	(7,848)	5,081	11,895
Paid losses and LAE	(4,028)	(10,758)	(9,967)

Ending reserves	$29,483	$41,359	$47,036

Net of reinsurance:
Beginning reserves	$24,522	$29,356	$31,695
Incurred losses and LAE	(3,212)	82	3,644
Paid losses and LAE	(3,290)	(4,916)	(5,983)

Ending reserves	$18,020	$24,522	$29,356

           Of the total net asbestos reserves, approximately $27.2 million, $32.0 million and $34.2 million related to incurred but not reported losses at December 31, 2000, 1999 and 1998, respectively. Of the total net environmental reserves, approximately $9.2 million, $18.0 million and $20.3 million related to incurred but not reported losses at December 31, 2000, 1999 and 1998, respectively. All incurred asbestos and environmental losses were for accident years 1986 and prior.

          Estimating reserves for asbestos and environmental exposures continues to be difficult because of several factors, including: (i) evolving methodologies for the estimation of the liabilities; (ii) lack of reliable historical claim data; (iii) uncertainties with respect to insurance and reinsurance coverage related to these obligations; (iv) changing judicial interpretations; and (v) changing government standards and regulations. We believe that our reserves for asbestos and environmental claims are appropriately established based upon known facts, existing case law and generally accepted actuarial methodologies. However, due to changing interpretations by courts involving coverage issues, the potential for changes in federal and state standards for clean-up and liability, as well as issues involving policy provisions, allocation of liability among participating insurers, and proof of coverage, our ultimate exposure for these claims may vary significantly from the amounts currently recorded, resulting in a potential future adjustment that could be material to our financial condition and results of operations.

Investments

          An important component of our financial results is the return on invested assets. Our investment objectives are to (i) seek competitive after-tax income and total return as appropriate, (ii) maintain medium to high investment grade asset quality and high marketability, (iii) maintain maturity distribution commensurate with our business objectives, (iv) provide portfolio flexibility for changing business and investment climates and (v) provide liquidity to meet operating objectives. Our investment strategy includes guidelines for asset quality standards, asset allocations among investment types and issuers, and other relevant criteria for our portfolio. In addition, invested asset cash flows, both current income and investment maturities, are structured after considering projected liability cash flows of loss reserve payouts using actuarial models. Property and casualty claim demands are somewhat unpredictable in nature and require liquidity from the underlying invested assets, which are structured to emphasize current investment income to the extent consistent with maintaining appropriate portfolio quality and diversity. The liquidity requirements are met primarily through publicly traded fixed maturities as well as operating cash flows and short-term investments.

          The executive committee of our board of directors is responsible for our investment objectives. We retain outside investment advisers to provide investment advice and guidance, supervise our portfolio and arrange securities transactions through brokers and dealers. Investments by the Pooled Companies and PMA Capital Insurance Company must comply with the insurance laws and regulations of the Commonwealth of Pennsylvania and investments for Caliber One Indemnity Company must comply with the insurance laws and regulations of the State of Delaware.

          We currently have no derivative financial instruments outstanding. We do not use derivatives for speculative purposes. Our portfolio does not contain any significant concentrations in single issuers (other than U.S. Treasury and agency obligations), industry segments or geographic regions.

Risk-Based Capital

          The National Association of Insurance Commissioners has adopted risk-based capital requirements for property/casualty insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, asset and liability matching, loss reserve adequacy and other business factors. Under RBC requirements, regulatory compliance is determined by the ratio of a company’s total adjusted capital, as defined by the NAIC, to its authorized control level of RBC (known as the RBC ratio), also as defined by the NAIC.

          Four levels of regulatory attention may be triggered if the RBC ratio is insufficient:

•	“Company action level”—If the RBC ratio is between 150% and 200%, then the insurer must submit a plan to the regulator detailing corrective action it proposes to undertake.

•
“Regulatory action level”—If the RBC ratio is between 100% and 150%, then the insurer must submit a plan, but a regulator may also issue a corrective order requiring the insurer to comply within a specified period.

•
“Authorized control level”—If the RBC ratio is between 70% and 100%, then the regulatory response is the same as at the “Regulatory action level,” but in addition, the regulator may take action to rehabilitate or liquidate the insurer.

•	“Mandatory control level”—If the RBC ratio is less than 70%, then the regulator must rehabilitate or liquidate the insurer.

          At December 31, 2000, the RBC ratios of the Pooled Companies ranged from 364% to 669%. PMA Capital Insurance Company’s RBC ratio was 344% and Caliber One Indemnity Company’s RBC ratio was 567%.

          We believe that we will be able to maintain the RBC ratios of our insurance subsidiaries in excess of “Company action level” through prudent underwriting, claims handling, investing and capital management. However, no assurances can be given that developments affecting the insurance subsidiaries, many of which could be outside of our control, including but not limited to changes in the regulatory environment, economic conditions and competitive conditions in the jurisdictions in which we write business, will not cause the RBC ratios to fall below required levels resulting in a corresponding regulatory response.

          The NAIC has also developed a series of twelve ratios (known as the IRIS ratios) designed to further assist regulators in assessing the financial condition of insurers. These ratio results are computed annually and reported to the NAIC and the insurer’s state of domicile. In 2000, PMA Capital Insurance Company reported an unusual value in one ratio, relating to the increase in surplus, which was caused by the contribution from PMA Capital Corporation of 100% of the common stock of the Pooled Companies to PMA Capital Insurance Company. In 2000, each of the Pooled Companies reported an unusual value in one ratio, relating to reserve development due to the paydown of loss reserves. In 2000, Caliber One Indemnity Company reported two unusual values, relating to the change in net premiums written and surplus aid (i.e., reinsurance) to surplus. The unusual value relating to the change in net premiums written was attributable to our decision to discontinue and substantially reinsure certain segments of the professional liability (nursing homes) and commercial automobile lines of business. The other unusual value for Caliber One, relating to surplus aid to surplus, is primarily the result of the purchase of reinsurance on the discontinued lines of business referred to above.

MANAGEMENT

          Our executive officers are as follows:

Name	Age	Position	Years with PMA Capital
John W. Smithson	55	President and Chief Executive Officer	29
Frederick W. Anton III	67	Chairman of the Board	39
Ronald S. Austin	44	President and Chief Operating Officer—Caliber One Management Company	4
Vincent T. Donnelly	49	President and Chief Operating Officer—The PMA Insurance Group	9
Francis W. McDonnell	45	Senior Vice President, Chief Financial Officer and Treasurer	8
Robert L. Pratter.	56	Senior Vice President, General Counsel and Secretary	2
Stephen G. Tirney	48	President and Chief Operating Officer—PMA Re Management Company	25

          John W. Smithson has served as our President and Chief Executive Officer since May 1997, and as a director since 1987. Mr. Smithson served as our President and Chief Operating Officer from 1995 to May 1997. He has also served as Chairman and Chief Executive Officer of the following subsidiaries: PMA Capital Insurance Company, since 1984; The PMA Insurance Group, since 1995; Caliber One Management Company, since 1997; and Caliber One Indemnity Company, since 1997; PMA Re Management Company, since 2000.

          Frederick W. Anton III has served as Chairman of the Board since 1995 and as a director since 1972. Mr. Anton served as Chairman of the Board and Chief Executive Officer from 1995 to May 1997, and as President and Chief Executive Officer from 1981 to 1995.

          Ronald S. Austin has served as the President and Chief Operating Officer of Caliber One Management Company and Caliber One Indemnity Company since 1997, and has served as Executive Vice President of PMA Capital Insurance Company, since November 2000. From 1988 to 1997, Mr. Austin served as an officer and director of General Star Management Company, a member of the General Re Group.

          Vincent T. Donnelly has served as President and Chief Operating Officer of The PMA Insurance Group since February 1997, and has served as Executive Vice President of PMA Capital Insurance Company since November 2000. Mr. Donnelly served as Senior Vice President—Finance and Chief Actuary of The PMA Insurance Group from 1995 to 1997.

          Francis W. McDonnell has served as our Senior Vice President and Chief Financial Officer since 1995 and as Treasurer since 1997, and has served as Vice President and Chief Financial Officer of PMA Capital Insurance Company since 1995.

          Robert L. Pratter has served as our Senior Vice President, General Counsel and Secretary since 1999, and has served as Vice President and General Counsel of PMA Capital Insurance Company since November 2000. From 1969 to 1999, Mr. Pratter was an attorney and partner in the law firm of Duane, Morris & Heckscher LLP.

          Stephen G. Tirney has served as President and Chief Operating Officer of PMA Re Management Company since November 2000, Executive Vice President of PMA Capital Insurance Company since November 2000 and President and Chief Operating Officer of PMA Reinsurance Corporation from 1997 to November 2000. Mr. Tirney served as Executive Vice President of PMA Reinsurance Corporation from 1993 to 1997.

UNDERWRITING

          Under the terms and subject to the conditions contained in an underwriting agreement dated November     , 2001, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Banc of America Securities LLC and Sandler O’Neill & Partners, L.P. are acting as representatives, the following respective numbers of shares of Class A common stock.

Underwriter	Number of Shares
Credit Suisse First Boston Corporation
Banc of America Securities LLC.
Sandler O’Neill & Partners, L.P.

Total	8,500,000

          The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

          We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,275,000 additional shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A common stock.

          The underwriters propose to offer shares of the Class A common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $         per share. The underwriters and selling group members may allow a discount of $          per share on sales to other broker/dealers. After the initial public offering the representatives may change the offering price and concession and discount to broker/dealers.

          The following table summarizes the compensation and estimated expenses we will pay.

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us
Expenses payable by us

          We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except grants of employee stock options pursuant to the terms of a plan in effect on the date hereof or issuances of capital stock pursuant to the exercise of such options or the exercise of any other employee stock options outstanding as of the date hereof.
           Our executive officers and directors and PMA Foundation have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

          Some of the underwriters and/or their affiliates have engaged in transactions with and performed various investment and commercial banking and other services for us in the past, for which they have received customary compensation, and may do so from time to time in the future.

          We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

          We will apply to list the shares of Class A common stock offered hereby on The Nasdaq Stock Market’s National Market.

          In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids, and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•
Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•
Syndicate covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment options, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•
Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•
In passive market making, market makers in the Class A common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our Class A common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions, penalty bids and passive market making activities may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Stock Market’s National Market or otherwise and, if commenced, may be discontinued at any time.

          A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker/dealer, as a selling group member.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

          The distribution of the Class A common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of Class A common stock are made. Any resale of the Class A common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Class A common stock.

Representations of Purchasers

          By purchasing Class A common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the Class A common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers

          The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

          All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or such persons in Canada or to enforce a judgment obtained in Canadian courts against us or persons outside of Canada.

Taxation and Eligibility for Investment

          Canadian purchasers of Class A common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Class A common stock in their particular circumstances and about the eligibility of the Class A common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

          The validity of the shares of our Class A common stock offered by this prospectus will be passed upon for us by Ballard Spahr Andrews & Ingersoll, LLP. Certain legal matters with respect to the shares of Class A common stock offered by this prospectus will be passed upon for the underwriters by Dewey Ballantine LLP.

EXPERTS

          The consolidated financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 included in this Registration Statement and the financial statement schedules incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2000, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

          We file annual, quarterly and current reports, proxy statements and other information and documents with the Securities and Exchange Commission, or SEC. You may read and copy any document we file with the SEC at:

•
the public reference room maintained by the SEC in Washington, D.C. (450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549). Copies of such materials can be obtained from the SEC’s public reference section at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330; or

•	the SEC website located at http://www.sec.gov.

          This prospectus is one part of a registration statement filed on Form S-3 with the SEC under the Securities Act of 1933, as amended, known as the Securities Act. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information concerning us and our Class A common stock, you should read the entire registration statement and the additional information described under the heading “Documents Incorporated By Reference” below. The registration statement has been filed electronically and may be obtained in any manner listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

          Information about us is also available on our web site at http://www.pmacapital.com. This URL and the SEC’s URL above is intended to be an inactive textual reference only. Such information on our or the SEC’s web site is not a part of this prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

          The SEC allows us to “incorporate by reference” certain information in documents we file with them, which means that we can include important information in this prospectus or any supplement by referring the reader to those documents. We incorporate by reference all of the following documents:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000; and

•
Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2001, our Form 10-Q/A, Amendment No. 1 amending our quarterly report on Form 10-Q for the quarterly period ended June 30, 2001 and our Form 10-Q/A, Amendment No. 1 amending our quarterly report on Form 10-Q for the quarterly period ended September 30, 1998.

•	Our Current Reports on Form 8-K filed with the SEC on February 8, March 23, May 3, August 1, August 29, September 18, September 21 and November 7, 2001.

•
The description of our Class A common stock set forth under Item 11 of our Registration Statement on Form 10/A, Amendment No. 3, as filed with the Commission on January 6, 1998, including all amendments and reports for the purpose of updating such description

•
The description of our Preferred Stock Purchase Rights contained in our Registration Statement on Form 8-A dated May 5, 2000 and incorporated herein by reference, including all amendments and reports for the purpose of updating such description.

          We also incorporate by reference all of our filings with the SEC made pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, known as the Exchange Act, subsequent to the date of this prospectus but prior to the termination of any offering of securities made by this prospectus. Any statement contained in this prospectus, or in a document all or a portion of which is incorporated by reference, shall be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any supplement or any document incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

          We will provide at no cost to each person to whom this prospectus or any supplement is delivered a copy of any or all of the documents or information that has been incorporated by reference but not delivered with this prospectus or any supplement. Please direct your oral or written request to Albert D. Ciavardelli, Vice President—Finance, at our principal executive offices located at:

1735 Market Street
Philadelphia, PA 19103-7590
(215) 665-5046

INDEX TO FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

          The information contained in our periodic reports, which are incorporated by reference herein, including the information actually contained in this prospectus which is derived from our Annual Report on Form 10-K for the year ended December 31, 2000 and our Quarterly Report on Form 10-Q for the nine months ended September 30, 2001, is historical and speaks only as of the date of such periodic report and has not been updated. The information from such Form 10-K and Form 10-Q is presented in this prospectus for the convenience of investors.
PMA CAPITAL CORPORATION

CONSOLIDATED BALANCE SHEETS
	(Unaudited) As of September 30, 2001	As of December 31, 2000
	(dollar amounts in thousands)
Assets:
Investments and cash:
Fixed maturities available for sale, at fair value (amortized cost: 2001—$1,437,327; 2000—$1,507,667)	$1,464,049	$1,485,308
Short-term investments, at amortized cost which approximates fair value	417,953	341,641

Total investments	1,882,002	1,826,949

Cash	24,246	5,604
Accrued investment income	24,841	20,867
Premiums receivable (net of valuation allowance:
2001—$13,898; 2000—$16,630)	316,255	299,342
Reinsurance receivables (net of valuation allowance:
2001—$4,378; 2000—$4,328)	1,161,784	933,889
Deferred income taxes, net	79,210	89,011
Deferred acquisition costs	64,502	48,522
Funds held by reinsureds	127,003	73,999
Other assets	151,880	171,223

Total assets	$3,831,723	$3,469,406

Liabilities:
Unpaid losses and loss adjustment expenses	$2,271,910	$2,053,138
Unearned premiums	309,952	269,734
Long-term debt	125,000	163,000
Accounts payable, accrued expenses and other liabilities	206,540	207,211
Funds held under reinsurance treaties	212,862	173,762
Dividends to policyholders	16,592	17,246
Payable under securities loan agreements	226,053	145,269

Total liabilities	3,368,909	3,029,360

Commitments and contingencies (Note 7)

Shareholders’ Equity:
Class A Common stock, $5 par value (40,000,000 shares authorized;
2001—24,442,945 shares issued and 21,465,006 outstanding
2000—24,442,945 shares issued and 21,573,316 outstanding)	122,214	122,214
Additional paid-in capital	339	339
Retained earnings	377,549	384,694
Accumulated other comprehensive income (loss)	17,404	(14,373)
Notes receivable from officers	(157)	(56)
Treasury stock, at cost (shares: 2001—2,977,939 and 2000—2,869,629)	(54,535)	(52,772)

Total shareholders’ equity	462,814	440,046

Total liabilities and shareholders’ equity	$3,831,723	$3,469,406

See accompanying notes to the consolidated financial statements.

PMA CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
	(dollar amounts in thousands, except per share data)
Revenues:
Net premiums written	$202,541	$140,950	$572,295	$427,791
Change in net unearned premiums	(18,379)	(18,923)	(43,462)	(34,739)

Net premiums earned	184,162	122,027	528,833	393,052
Net investment income	21,338	22,369	65,714	76,061
Net realized investment gains	1,347	5,997	6,659	4,068
Other revenues	3,308	3,087	19,623	9,748

Total revenues	210,155	153,480	620,829	482,929

Losses and expenses:
Losses and loss adjustment expenses	169,075	135,685	457,570	340,166
Acquisition expenses	36,659	29,998	101,470	83,382
Operating expenses	20,341	18,099	59,767	52,059
Dividends to policyholders	3,619	5,870	10,413	14,907
Interest expense	1,395	2,817	5,366	8,858

Total losses and expenses	231,089	192,469	634,586	499,372

Loss before income taxes	(20,934)	(38,989)	(13,757)	(16,443)

Income tax expense (benefit):
Current	(7,529)	(4,915)	(6,937)	617
Deferred	245	(8,712)	(7,301)	(6,216)

Total	(7,284)	(13,627)	(14,238)	(5,599)

Net income (loss)	$(13,650)	$(25,362)	$ 481	$(10,844)

Net income (loss) per share:
Basic	$ (0.63)	$ (1.17)	$ 0.02	$ (0.49)
Diluted	$ (0.63)	$ (1.17)	$ 0.02	$ (0.49)

See accompanying notes to the consolidated financial statements.

PMA CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2001	2000
	(dollar amounts in thousands)
Cash flows from operating activities:
Net income (loss)	$ 481	$ (10,844)
Adjustments to reconcile net income (loss) to net cash flows used in operating activities:
Deferred income tax benefit	(7,301)	(6,216)
Net realized investment gains	(6,659)	(4,068)
Gain on sale of real estate	(9,763)	—
Change in:
Premiums receivable and unearned premiums, net	23,305	8,919
Dividends to policyholders	(654)	3,035
Reinsurance receivables	(227,895)	(190,526)
Unpaid losses and loss adjustment expenses	218,772	102,990
Funds held, net	(13,904)	17,386
Accrued investment income	(3,974)	(52)
Deferred acquisition costs	(15,980)	(6,308)
Accounts payable, accrued expenses and other liabilities	27,847	31,800
Other, net	(84)	(1,196)

Net cash flows used in operating activities	(15,809)	(55,080)

Cash flows from investing activities:
Fixed maturities available for sale:
Purchases	(845,216)	(362,736)
Maturities or calls	233,932	97,955
Sales	677,743	362,097
Equity securities:
Purchases	—	(39,356)
Sales	—	51,667
Net sales (purchases) of short-term investments	7,226	(54,283)
Proceeds from sale of real estate	14,401	—
Other, net	(6,139)	(9,351)

Net cash flows provided by investing activities	81,947	45,993

Cash flows from financing activities:
Dividends paid to shareholders	(6,779)	(5,749)
Proceeds from exercise of stock options	1,113	2,325
Purchase of treasury stock	(3,729)	(16,917)
Repayments of long-term debt	(38,000)	—
Net issuance of notes receivable from officers	(101)	—

Net cash flows used in financing activities	(47,496)	(20,341)

Net increase (decrease) in cash	18,642	(29,428)
Cash—beginning of period	5,604	84,261

Cash—end of period	$ 24,246	$ 54,833

Supplementary cash flow information:
Income taxes paid (refunded)	$ (8,250)	$ 7,300
Interest paid	$ 5,822	$ 8,845

See accompanying notes to the consolidated financial statements.

PMA CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
	(dollar amounts in thousands)
Net income (loss)	$(13,650)	$(25,362)	$ 481	$(10,844)

Other comprehensive income, net of tax:
Unrealized gains on securities:
Holding gains arising during the period	25,018	19,545	36,234	22,910
Less: reclassification adjustment for gains included in net income (loss) (net of tax expense: $471 and $2,099 for three months ended September 30, 2001 and 2000; $2,331 and $1,424 for nine months ended September 30, 2001 and 2000)	(876)	(3,898)	(4,328)	(2,644)

Total unrealized gain on securities	24,142	15,647	31,906	20,266
Foreign currency translation gain (loss), net of tax expense (benefit): $221 and $0 for three months ended September 30, 2001 and 2000; ($70) and $0 for nine months ended September 30, 2001 and 2000	411	—	(129)	—

Other comprehensive income, net of tax	24,553	15,647	31,777	20,266

Comprehensive income (loss)	$ 10,903	$ (9,715)	$32,258	$ 9,422

See accompanying notes to the consolidated financial statements.

PMA CAPITAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    Business Description

          The accompanying consolidated financial statements include the accounts of PMA Capital Corporation and its subsidiaries (collectively referred to as “PMA Capital” or the “Company”). PMA Capital is an insurance holding company that operates three specialty risk management businesses:

          PMA Re—PMA Capital’s reinsurance operations offer excess of loss and pro rata property and casualty reinsurance protection mainly through brokers. PMA Re provides reinsurance coverages on traditional treaty, finite and facultative bases.

          The PMA Insurance Group—PMA Capital’s property and casualty insurance subsidiaries include Pennsylvania domiciled insurance companies as well as certain foreign subsidiaries. The PMA Insurance Group primarily writes workers’ compensation, integrated disability, and to a lesser extent, other standard lines of commercial insurance, primarily in the Mid-Atlantic and Southern regions of the U.S. The majority of The PMA Insurance Group’s business is produced by independent agents and brokers.

          Caliber One—PMA Capital’s specialty property and casualty operations write excess and surplus lines of business nationally on a non-admitted basis through surplus lines brokers.

2.    Summary of Significant Accounting Policies

          A.    Basis of Presentation—The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. It is management’s opinion that all adjustments, including normal recurring accruals, considered necessary for a fair presentation have been included. Certain reclassifications of prior year amounts have been made to conform to the 2001 presentation.

          The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Due to this and certain other factors, such as the seasonal nature of portions of the insurance business as well as competitive and other market conditions, operating results for the three and nine months ended September 30, 2001 are not necessarily indicative of the results to be expected for the full year.

          The information included in this Form 10-Q should be read in conjunction with the Company’s audited consolidated financial statements and footnotes included in its 2000 Annual Report to Shareholders and incorporated by reference in its Form 10-K for the year ended December 31, 2000.

          B.    Recent Accounting Pronouncements—Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as “derivatives”) and for hedging activities. SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. The Company does not have any derivative instruments that are impacted by the accounting requirements of SFAS No. 133 and the Company does not currently participate in any hedging activities. Accordingly, the adoption of SFAS No. 133 did not have a material impact on the Company’s financial condition, results of operations or liquidity.
PMA CAPITAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

           In September 2000, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement No. 125.” SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. SFAS No. 140 revises the standards for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. The Company’s existing policies and practices for its securities lending program are in conformity with SFAS No. 140. Accordingly, the adoption of SFAS No. 140 did not have a material impact on the Company’s financial condition, results of operations or liquidity.

          In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets.” This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets. The Company is required to adopt the provisions of this statement effective January 1, 2002. This statement is required to be applied to all goodwill and other intangible assets recognized in the Company’s financial statements at the date of adoption. At that time, goodwill will no longer be amortized, but will be tested for impairment annually. As of September 30, 2001, the Company had approximately $4.5 million of goodwill, which is included in “other assets” on the Company’s balance sheet. The Company is currently assessing the impact this statement will have on the Company’s financial statements when it is adopted at the beginning of 2002.

3.    Unpaid Losses and Loss Adjustment Expenses

          Unpaid losses and loss adjustment expenses (“LAE”) reflect management’s best estimate of future amounts needed to pay claims and related settlement costs with respect to insured events which have occurred, including events that have not been reported to the Company. In many cases, significant periods of time, ranging up to several years or more, may elapse between the occurrence of an insured loss, the reporting of the loss to the Company and the Company’s payment of that loss. In general, liabilities for reinsurers become known more slowly than for primary insurers and are subject to more unforeseen development and uncertainty. As part of the process in determining these amounts, historical data is reviewed and consideration is given to the impact of various factors, such as legal developments, changes in social attitudes and economic conditions.

          For the three and nine months ended September 30, 2001, PMA Re’s pre-tax results were adversely impacted by approximately $30 million as a result of losses from the September 11th terrorist attack on the World Trade Center. The pre-tax charge of approximately $30 million consists of total assumed losses of approximately $130 million, which is before (1) reinsurance recoveries, (2) additional premiums due to PMA Re’s retrocessionaires, and (3) additional premiums due to PMA Re on its assumed business. Of these losses, approximately 75% were property losses, primarily from property excess of loss and property catastrophe coverages. The remaining 25% were casualty losses, primarily from umbrella coverages and, to a lesser extent, workers’ compensation coverages. PMA Re expects to recover approximately $70 million of its total loss from its retrocessionaires under existing retrocessional contracts after deducting additional ceded premiums of approximately $40 million due to the retrocessionaires. In addition, PMA Re expects to collect approximately $30 million of additional premiums from its ceding companies under contractual provisions of their assumed reinsurance contracts. Caliber One’s net losses and LAE for the three and nine months ended September 30, 2001, include approximately $1 million of net property losses related to the September 11th terrorist attack on the World Trade Center, net of $9 million of ceded losses. All of our expected reinsurance recoveries are from reinsurers and retrocessionaires rated “A-” or better by nationally recognized insurance rating agencies, and/or are secured by collateral, such as letters of credit or funds held. Accordingly, we expect all recoverables to be fully collectible. These estimates are based on our analysis to date of known exposures and may need to be increased as more information becomes available. It is difficult to fully estimate our losses from the attack given the uncertain nature of damage theories and loss amounts and the development of additional facts related to the attack.
PMA CAPITAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

           During 2001, Caliber One reported net unfavorable prior year development of $18.0 million, which is net of losses of $12.0 million ceded to a third party reinsurer under an existing reinsurance contract covering the prior year loss development. This prior year development reflects higher than expected claim frequency and severity that emerged in the first quarter of 2001 on certain casualty and property lines of business, primarily professional liability policies for the nursing homes class of business. As a result of its first quarter 2001 reserve review, Caliber One revised its estimate of ultimate expected claim activity and, accordingly, increased its estimate of ultimate losses for accident years 1999 and 2000.

          In the third quarter of 2000, PMA Re’s actuarial department conducted its routine semi-annual reserve study to determine the impact of any emerging data on anticipated loss development trends and recorded unpaid losses and LAE reserves. Based on the actuarial work performed, which included analyzing recent trends in the levels of the reported and paid claims, an updated range of actuarially determined loss reserve estimates was developed by accident year for each major line of business written by PMA Re. Management’s selection of the ultimate losses indicated that gross loss reserves at September 30, 2000 needed to be increased by $83.2 million. The increase in the estimate of gross loss and LAE reserves primarily reflected higher than anticipated losses mainly in the Company’s pro rata business, where PMA Re participates with the insured by agreeing to pay a predetermined percentage of all losses arising under a particular insurance contract of the insured in exchange for the same predetermined percentage of all applicable premiums received under that contract. The concentration of estimated adverse loss development was in PMA Re’s pro rata reinsurance business related primarily to general liability treaties written on a claims made basis covering losses in 1998 and 1999, property treaties covering 1999 losses and, to a lesser extent, commercial automobile liability treaties covering losses in 1998 and 1999. In addition, the reserve increase reflects unfavorable prior year loss reserve development in the excess of loss general liability line for accident years 1998 and 1999. Under existing retrocessional contracts, $60.0 million of gross losses were ceded to PMA Re’s retrocessionaires, resulting in an impact on net incurred losses and LAE of $23.2 million. The increase in incurred losses and LAE combined with $35.0 million of ceded premiums and interest on funds held under existing retrocessional contracts covering the ceded losses, resulted in a pre-tax charge of approximately $60 million to PMA Re’s operating results.

          Management believes that its unpaid losses and LAE are fairly stated at September 30, 2001. However, estimating the ultimate claims liability is necessarily a complex and judgmental process inasmuch as the amounts are based on management’s informed estimates and judgments using data currently available. As additional experience and data become available regarding claims payment and reporting patterns, legislative developments, regulatory trends on benefit levels for both medical and indemnity payments, and economic conditions, the estimates are revised accordingly. If the Company’s ultimate losses, net of reinsurance, prove to differ substantially from the amounts recorded at September 30, 2001, the related adjustments could have a material adverse impact on the Company’s financial condition, results of operations and liquidity.

4.    Reinsurance

          In the ordinary course of business, PMA Capital’s reinsurance and insurance subsidiaries assume and cede premiums with other insurance companies and are members of various pools and associations. The reinsurance and insurance subsidiaries cede business in order to limit the maximum net loss from large risks and limit the accumulation of many smaller losses. The reinsurance and insurance subsidiaries remain primarily liable to their clients in the event their reinsurers are unable to meet their financial obligations.
PMA CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

           The components of net premiums earned and losses and LAE incurred are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
	(dollar amounts in thousands)
Premiums earned:
Direct	$ 131,701	$ 115,301	$ 372,092	$ 324,821
Assumed	138,933	119,190	351,580	294,554
Ceded	(86,472)	(112,464)	(194,839)	(226,323)

Net	$ 184,162	$ 122,027	$ 528,833	$ 393,052

Losses and LAE:
Direct	$ 113,705	$ 96,369	$ 343,361	$ 293,666
Assumed	219,354	151,747	399,592	285,144
Ceded	(163,984)	(112,431)	(285,383)	(238,644)

Net	$ 169,075	$ 135,685	$ 457,570	$ 340,166

5.    Earnings Per Share

          A reconciliation of the shares used as the denominator of the basic and diluted earnings per share computations is presented below. For all periods presented, there were no differences in the numerator [net income (loss)] for the basic and diluted earnings per share calculation:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
Denominator:
Basic shares—weighted average shares outstanding	21,518,476	21,736,599	21,514,144	22,018,944
Effect of dilutive stock options	—	—	377,104	—

Total diluted shares	21,518,476	21,736,599	21,891,248	22,018,944

          For the three and nine months ended September 30, 2001, the effect of 3.4 million and 922,000 stock options, respectively, were excluded from the computation of diluted earnings per share because they would have been anti-dilutive. For the three and nine months ended September 30, 2000, the effect of 3.5 million stock options was excluded from the computation of diluted earnings per share because they would have been anti-dilutive.
PMA CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
  6.    Business Segments

          The Company’s revenues, substantially all of which are generated within the U.S., and pre-tax operating income (loss) by principal business segment were as follows:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
	(dollar amounts in thousands)
Revenues:
PMA Re	$ 90,857	$ 55,527	$278,001	$218,306
The PMA Insurance Group:
Excluding Run-off Operations	104,352	81,254	291,064	233,009
Run-off Operations(1)	—	1,033	—	3,197

Total	104,352	82,287	291,064	236,206
Caliber One	13,761	9,454	35,304	23,692
Corporate and Other	(162)	215	9,801	657
Net realized investment gains	1,347	5,997	6,659	4,068

Total revenues	$210,155	$153,480	$620,829	$482,929

Components of pre-tax operating loss(2) and net income (loss):
PMA Re	$(24,656)	$(40,377)	$(12,123)	$(13,615)
The PMA Insurance Group:
Excluding Run-off Operations	6,001	5,307	17,491	16,650
Run-off Operations(1)	—	(159)	—	(284)

Total	6,001	5,148	17,491	16,366
Caliber One	50	(4,239)	(22,206)	(7,030)
Corporate and Other	(3,676)	(5,518)	(3,578)	(16,232)

Pre-tax operating loss	(22,281)	(44,986)	(20,416)	(20,511)
Net realized investment gains	1,347	5,997	6,659	4,068

Loss before income taxes	(20,934)	(38,989)	(13,757)	(16,443)
Income tax benefit	(7,284)	(13,627)	(14,238)	(5,599)

Net income (loss)	$(13,650)	$(25,362)	$ 481	$(10,844)

(1)
Effective December 31, 2000, substantially all of the remaining assets and liabilities of the Run-off Operations were transferred to a third party under an assumption reinsurance agreement. As a result of this transaction, The PMA Insurance Group no longer reports separate results for the Run-off Operations.

(2)
Operating income (loss) differs from net income (loss) under GAAP because operating income (loss) excludes net realized investment gains and losses. Pre-tax operating income (loss) is defined as income (loss) from continuing operations before income taxes, excluding net realized investment gains and losses. The Company excludes net realized investment gains (losses) from the profit and loss measure it utilizes to assess the performance of its operating segments because (i) net realized investment gains (losses) are unpredictable and not necessarily indicative of current operating fundamentals or future performance and (ii) in many instances, decisions to buy and sell securities are made at the holding company level, and such decisions result in net realized gains (losses) that do not relate to the operations of the individual segments.

PMA CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    Commitments and Contingencies

          The Company’s businesses are subject to a changing social, economic, legal, legislative and regulatory environment that could affect them. Such changes could include various legislative and regulatory changes, which may affect the pricing or profitability of the insurance products sold by the Company. In addition, it is always possible that judicial reinterpretation of insurance contracts after the policies were written may result in coverage unanticipated by the Company at the time the policies were issued. The eventual effect on the Company of the changing environment in which it operates remains uncertain.

          In the event a property and casualty insurer operating in a jurisdiction where the Company’s insurance subsidiaries also operate becomes or is declared insolvent, state insurance regulations provide for the assessment of other insurers to fund any capital deficiency of the insolvent insurer. Generally, this assessment is based upon the ratio of an insurer’s voluntary premiums written to the total premiums written for all insurers in that particular jurisdiction. The Company is not aware of any material potential assessments at September 30, 2001.

          The Company has provided guarantees of approximately $9.7 million, primarily related to loans on properties in which the Company has an interest.

          The Company is continuously involved in numerous lawsuits arising, for the most part, in the ordinary course of business, either as a liability insurer defending third-party claims brought against its insureds, or as an insurer defending coverage claims brought against it by its policyholders or other insurers. While the outcome of all litigation involving the Company, including insurance-related litigation, cannot be determined, litigation is not expected to result in losses that differ from recorded reserves by amounts that would be material to the Company’s financial condition, results of operations or liquidity. In addition, reinsurance recoveries related to claims in litigation, net of the allowance for uncollectible reinsurance, are not expected to result in recoveries that differ from recorded recoverables by amounts that would be material to the Company’s financial condition, results of operations or liquidity.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

          The following is a discussion of PMA Capital’s financial condition as of September 30, 2001, compared with December 31, 2000, and the results of operations of PMA Capital for the three and nine months ended September 30, 2001, compared with the same periods last year. This discussion should be read in conjunction with Management’s Discussion and Analysis included in PMA Capital’s 2000 Annual Report to Shareholders (pages F-59 through F-79), to which the reader is directed for additional information. The term “SAP” refers to the statutory accounting practices prescribed or permitted by applicable state insurance departments and the term “GAAP” refers to generally accepted accounting principles.

Consolidated Results of Operations

          The major components of operating revenues, pre-tax operating income (loss) and net income (loss) are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
	(dollar amounts in thousands)
Operating revenues:
Net premiums written	$202,541	$140,950	$572,295	$427,791

Net premiums earned	$184,162	$122,027	$528,833	$393,052
Net investment income	21,338	22,369	65,714	76,061
Other revenues	3,308	3,087	19,623	9,748

Total operating revenues	$208,808	$147,483	$614,170	$478,861

Components of pre-tax operating loss(1) and net income (loss):
PMA Re	$(24,656)	$(40,377)	$(12,123)	$(13,615)
The PMA Insurance Group:
Excluding Run-off Operations	6,001	5,307	17,491	16,650
Run-off Operations(2)	—	(159)	—	(284)

Total	6,001	5,148	17,491	16,366
Caliber One	50	(4,239)	(22,206)	(7,030)
Corporate and Other	(3,676)	(5,518)	(3,578)	(16,232)

Pre-tax operating loss	(22,281)	(44,986)	(20,416)	(20,511)
Net realized investment gains	1,347	5,997	6,659	4,068

Loss before income taxes	(20,934)	(38,989)	(13,757)	(16,443)
Income tax benefit	(7,284)	(13,627)	(14,238)	(5,599)

Net income (loss)	$(13,650)	$(25,362)	$ 481	$(10,844)

(1)
Operating income (loss) differs from net income (loss) under GAAP because operating income (loss) excludes net realized investment gains and losses. Pre-tax operating income (loss) is defined as income (loss) from continuing operations before income taxes, excluding net realized investment gains and losses. The Company excludes net realized investment gains (losses) from the profit and loss measure it utilizes to assess the performance of its operating segments because (i) net realized investment gains (losses) are unpredictable and not necessarily indicative of current operating fundamentals or future performance and (ii) in many instances, decisions to buy and sell securities are made at the holding company level, and such decisions result in net realized gains (losses) that do not relate to the operations of the individual segments.

(2)
Effective December 31, 2000, substantially all of the remaining assets and liabilities of the Run-off Operations were transferred to a third party under an assumption reinsurance agreement. As a result of this transaction, The PMA Insurance Group no longer reports separate results for the Run-off Operations.

           Consolidated operating revenues for the three and nine months ended September 30, 2001 were $208.8 million and $614.2 million, respectively, compared to $147.5 million and $478.9 million for the same periods last year. The increases in operating revenues primarily reflect higher net premiums earned for all three business segments and the first quarter 2001 gain on the sale of certain real estate properties (included in Other Revenues), partially offset by lower net investment income primarily at The PMA Insurance Group.

          Operating income (loss) is one of the primary performance measures the Company uses to monitor and assess the performance of its insurance operations. Operating income (loss) differs from net income (loss) under GAAP because operating income (loss) excludes net realized investment gains and losses. The Company recorded pre-tax operating losses of $22.3 million and $20.4 million and after-tax operating losses of $14.5 million and $3.8 million for the three and nine months ended September 30, 2001, respectively. The third quarter and nine months results include a charge of approximately $30 million pre-tax ($20 million after-tax) relating to losses resulting from the attack on the World Trade Center. In addition, the nine months ended September 30, 2001 include losses of $18.0 million pre-tax ($11.7 million after-tax) due to higher than expected losses at Caliber One, partially offset by a pre-tax gain of $9.8 million on the sale of certain real estate properties recorded in Corporate and Other. The after-tax operating loss for the nine months ended September 30, 2001 also includes a tax benefit of $10.1 million resulting from the completion of an IRS examination of the Company’s 1996 tax return.

          The Company recorded pre-tax operating losses of $45.0 million and $20.5 million and after-tax operating losses of $29.3 million and $13.5 million for the three and nine months ended September 30, 2000, respectively. The results for the third quarter and first nine months of 2000 include a charge of approximately $60 million pre-tax ($40 million after-tax) for higher than expected losses and loss adjustment expenses (“LAE”) in certain lines of business written by PMA Re. To a lesser extent, the losses for 2000 also reflect higher losses from certain lines of business written by Caliber One.

          The Company recorded a net loss of $13.7 million for the three months ended September 30, 2001, and net income of $481,000 for the nine months ended September 30, 2001, compared to net losses of $25.4 million and $10.8 million for the same periods last year. Net income includes after-tax gains and losses on the sale of investments. Throughout 2000 and into 2001, the Company shifted the mix of its invested asset portfolio from U.S. Treasury and agency securities to corporate bonds and structured securities as a means to enhance the portfolio’s yield. As a result of investment sales pursuant to this strategy and given the declining interest rates in 2001, PMA Capital recorded $876,000 and $4.3 million of after-tax net realized investment gains in the three and nine months ended September 30, 2001, respectively. After-tax net realized investment gains of $3.9 million and $2.6 million were recognized in the three and nine months ended September 30, 2000, respectively, and reflect gains from the sale of equity securities, which had reached the Company’s targeted exit price level.

Impact on Results from the September 11th Attack on the World Trade Center

          For the three and nine months ended September 30, 2001, PMA Re’s pre-tax results were adversely impacted by approximately $30 million as a result of losses from the September 11th terrorist attack on the World Trade Center. The pre-tax charge of approximately $30 million consists of total assumed losses of approximately $130 million, which is before (1) reinsurance recoveries, (2) additional premiums due to PMA Re’s retrocessionaires, and (3) additional premiums due to PMA Re on its assumed business. Of these losses, approximately 75% were property losses, primarily from property excess of loss and property catastrophe coverages. The remaining 25% were casualty losses, primarily from umbrella coverages and, to a lesser extent, workers’ compensation coverages. PMA Re expects to recover approximately $70 million of its total loss from its retrocessionaires under existing retrocessional contracts after deducting additional ceded premiums of approximately $40 million due to the retrocessionaires. In addition, PMA Re expects to collect approximately $30 million of additional premiums from its ceding companies under contractual provisions of their assumed reinsurance contracts. Caliber One’s net losses and LAE for the three and nine months ended September 30, 2001, include approximately $1 million of net property losses related to the September 11th terrorist attack on the World Trade Center, net of $9 million of ceded losses. All of our expected reinsurance recoveries are from resinsurers and retrocessionaires rated “A-” or better by nationally recognized insurance rating agencies, and/or are secured by collateral, such as letters of credit or funds withheld. Accordingly, we expect all recoverables to be fully collectible. These estimates are based on our analysis to date of known exposures and may need to be increased as more information becomes available. It is difficult to fully estimate our losses from the attack given the uncertain nature of damage theories and loss amounts and the development of additional facts related to the attack.

          Following the attack on the World Trade Center, the insurance rating agencies placed the financial strength rating of many insurance and reinsurance companies under review. Specifically, A.M. Best, Standard & Poor’s and Moody’s placed the financial strength rating of PMA Capital Insurance Company under review with developing implications, on credit watch with negative implications, and under review, respectively. In addition, because Standard & Poor’s rating also covers the insurance subsidiaries through which The PMA Insurance Group underwrites its business, the financial strength rating of those subsidiaries was also placed on credit watch with negative implications. Depending upon the outcome of a further review of our business by A.M. Best, Standard & Poor’s and Moody’s, a downgrade of our ratings is possible. However, we believe that our estimate of losses due to the attack on the World Trade Center is reasonable. This estimate represents only 4% of statutory surplus as of September 30, 2001.

          In the aftermath of the September 11th terrorist attack, the Bush Administration and Congress have been discussing various proposals that would make the federal government share in a portion of any future terrorism losses in the property and casualty industry. The exact nature, extent and duration of the government’s participation have not been determined. Because legislation is still being discussed and we do not know the form that the final legislation, if any, will take, we cannot predict the effect that this legislation will have on us or our operating results.

Business Outlook

          Based on management’s current expectations, the estimated range of consolidated after-tax operating earnings for 2001 is between $0.05 and $0.10 per diluted share assuming no changes in our World Trade Center loss estimate or our loss estimates related to our other insurance businesses. Management currently expects improved earnings in 2002, compared to 2001, resulting in part from the rate increases achieved in all three of PMA Capital’s specialty insurance businesses. So far in 2001, the Company has experienced substantial price increases across all of its specialty insurance businesses with premiums on PMA Re’s renewed business rising approximately 30%. The Company is seeing average price increases (weighted by premium volume) of 15% for the workers’ compensation business and 25% for other commercial lines business written by The PMA Insurance Group and 25% for excess and surplus lines business written by Caliber One.

          As a result of the events of September 11th, we expect an acceleration of the improvement in pricing and terms already seen throughout the U.S. property and casualty insurance and reinsurance markets. This has been confirmed by publicly available industry information and our experience in the current market. For business renewing in 2002, securities analysts have stated publicly that they expect price increases of 30% to 50% in the reinsurance market and 20% to 30% in the primary commercial insurance market. In 2002, we expect price increases in all of our insurance businesses to be generally in line with the industry. We believe that all of our businesses are favorably positioned to take advantage of the improving conditions in these markets.

          We expect the beneficial impact of these price increases to be reflected in our financial results over time. We implement price increases as business is renewed, which generally takes one year for our entire book of business. Further, we recognize increased premiums on particular risks as the premium is earned, generally over the course of the year after the policy is renewed.

          These statements are forward-looking, and actual results may differ materially from management’s current expectations, as a result of the factors described in the cautionary statements accompanying the forward-looking statements, the additional Cautionary Statements beginning on page F-27, and other factors.

PMA Re

          Summarized financial results of PMA Re are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
	(dollar amounts in thousands)
Net premiums written	$104,902	$ 51,154	$254,025	$192,747

Net premiums earned	$ 79,970	$ 45,696	$243,278	$180,189
Net investment income	10,887	9,831	34,723	38,117

Operating revenues	90,857	55,527	278,001	218,306

Losses and LAE	91,082	73,782	223,298	171,704
Acquisition and operating expenses	24,431	22,122	66,826	60,217

Total losses and expenses	115,513	95,904	290,124	231,921

Pre-tax operating loss	$(24,656)	$(40,377)	$(12,123)	$(13,615)

          PMA Re recorded pre-tax operating losses of $24.7 million and $12.1 million for the three and nine months ended September 30, 2001, respectively, compared to pre-tax operating losses of $40.4 million and $13.6 million for the same periods in 2000. The operating losses in the third quarter and nine months ended September 30, 2001 include a pre-tax charge of approximately $30 million relating to the effects of the losses caused by the attack on the World Trade Center. The operating losses in the third quarter and first nine months of 2000 include a pre-tax charge of approximately $60 million relating to the effects of higher than expected losses and LAE.

Premiums

          PMA Re’s gross premiums written by business unit and major lines of business are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
	(dollar amounts in thousands)
Business Unit:
Finite Risk and Financial Products	$105,424	$ 34,685	$196,215	$ 87,085
Traditional—Treaty	37,325	70,504	117,838	165,141
Specialty—Treaty	8,848	12,116	19,898	40,301
Facultative	8,230	4,172	18,173	8,131

Total	$159,827	$121,477	$352,124	$300,658

Major Lines of Business:
Casualty lines	$ 78,564	$ 81,086	$187,830	$203,718
Property lines	75,534	38,621	157,747	93,849
Other lines	5,729	1,770	6,547	3,091

Total	$159,827	$121,477	$352,124	$300,658

           PMA Re’s net premiums written by busines unit and major lines of business are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
	(dollar amounts in thousands)
Business Unit:
Finite Risk and Financial Products	$ 83,904	$29,564	$164,532	$ 76,574
Traditional—Treaty	14,408	26,039	71,771	96,253
Specialty—Treaty	3,983	(6,204)	12,347	16,046
Facultative	2,607	1,755	5,375	3,874

Total	$104,902	$51,154	$254,025	$192,747

Major Lines of Business:
Casualty lines	$ 33,929	$22,224	$108,965	$114,863
Property lines	65,442	27,537	138,715	75,198
Other lines	5,531	1,393	6,345	2,686

Total	$104,902	$51,154	$254,025	$192,747

          Net premiums written increased by $53.7 million and $61.3 million for the three and nine months ended September 30, 2001, respectively, compared to the same periods in 2000. The World Trade Center attack had a negative effect on net premiums written for the three and nine months ended September 30, 2001. Contractual provisions under certain of PMA Re’s assumed business in the Finite Risk and Financial Products unit provided for approximately $30 million of additional premium due because losses were ceded to PMA Re under the terms of these contracts. Offsetting these additional premiums were approximately $40 million of ceded premiums payable by PMA Re to its retrocessionaires because PMA Re ceded a portion of its gross losses incurred to these retrocessionaires. Net premiums written for the three and nine months ended September 30, 2000 reflect ceded premiums of $35 million on existing retrocessional contracts covering the higher than expected losses and LAE recognized in the third quarter of 2000.

          Excluding the effects of these items, net premiums written would have increased by 35% and 16% for the three and nine month periods ended September 30, 2001, compared to the same periods in 2000. The Finite Risk and Financial Products unit continues to achieve growth in both property and casualty lines by providing non-traditional reinsurance coverages mostly to small- and medium-sized insurers. PMA Re continues its efforts to obtain price increases across all segments of its business. However, premium growth has been constrained by lower premiums from the Specialty and Traditional units, primarily in casualty lines of business, where approximately 30% of the beginning in-force business was non-renewed during the first nine months of 2001, largely reflecting PMA Re’s decision to non-renew accounts that did not meet its pricing guidelines.

          Net premiums earned increased 75% and 35% for the three and nine months ended September 30, 2001, respectively, compared to the same periods last year. After adjusting for the impact of the additional assumed and ceded premiums discussed above, net premiums earned increased 13% and 18%, respectively, for the three and nine month periods ended September 30, 2001, compared to the same periods last year. Traditionally, trends in net premiums earned follow patterns similar to net premiums written, with premiums being earned principally on a pro rata basis over the coverage periods of the underlying policies.

Losses and Expenses

          The components of the GAAP combined ratios are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
Loss and LAE ratio	113.9%	161.5%	91.8%	95.3%

Expense ratio:
Acquisition expenses	22.5%	39.7%	21.3%	27.2%
Operating expenses	8.1%	8.7%	6.2%	6.2%

Total expense ratio	30.6%	48.4%	27.5%	33.4%

GAAP combined ratio(1)	144.5%	209.9%	119.3%	128.7%

(1)	The combined ratio computed on a GAAP basis is equal to losses and LAE, plus acquisition expenses and operating expenses, all divided by net premiums earned.

          PMA Re’s combined ratios and the individual components of the combined ratio have been impacted by the unfavorable loss activity related to the World Trade Center attack. Excluding the impact of the attack, PMA Re’s loss and LAE ratio was 81.4% and 81.1%, and the combined ratio was 108.2% and 107.3% for the three and nine months ended September 30, 2001, respectively. For additional information, see “Impact on Results from the September 11th Attack on the World Trade Center” on page F-13.

          The loss and LAE ratios for the three and nine months ended September 30, 2000 were impacted by higher than expected losses and LAE in certain lines of business at PMA Re. In the third quarter of 2000, PMA Re’s actuarial department conducted its routine semi-annual reserve study to determine the impact of any emerging data on anticipated loss development trends and recorded unpaid losses and LAE reserves. Based on the actuarial work performed, which included analyzing recent trends in the levels of the reported and paid claims, an updated selection of actuarially determined loss reserve estimates was developed by accident year for each major line of business written by PMA Re. Management’s selection of the ultimate losses indicated that gross loss reserves at September 30, 2000 needed to be increased by $83.2 million.

          The increase in the estimate of gross loss and LAE reserves primarily reflected higher than anticipated losses mainly in the Company’s pro rata business, where PMA Re participates with the insured by agreeing to pay a pre-determined percentage of all losses arising under a particular insurance contract of the insured in exchange for the same pre-determined percentage of all applicable premiums received under that contract. The concentration of estimated adverse loss development was in PMA Re’s pro rata reinsurance business related primarily to general liability treaties written on a claims made basis covering losses in 1998 and 1999, property treaties covering 1999 losses and, to a lesser extent, commercial automobile liability treaties covering losses in 1998 and 1999. In addition, the reserve increase reflects unfavorable prior year loss reserve development (“prior year development”) in the excess of loss general liability line for accident years 1998 and 1999. Under existing retrocessional contracts, $60.0 million of gross losses were ceded to PMA Re’s retrocessionaires, resulting in an impact on net incurred losses and LAE of $23.2 million for the third quarter and nine months ended September 30, 2000. The increase in incurred losses and LAE, combined with $35.0 million of ceded premiums and interest on funds held under existing retrocessional contracts covering the ceded losses, resulted in a pre-tax charge of approximately $60 million to PMA Re’s operating results.

          Net premiums earned, which are used in calculating the components of the expense ratio, were adversely impacted by the attack on the World Trade Center in 2001 and the higher than expected losses in 2000. Excluding the effect of these items, the acquisition expense ratio decreased 2.8 points and 2.5 points, and the operating expense ratio increased 2.2 points and 0.7 points for the three and nine months ended September 30, 2001, respectively, compared to the same periods in 2000. The lower acquisition expense ratios are primarily due to the shift in business towards Finite Risk and Financial Products business, which generates a lower acquisition expense ratio than traditional treaty business. The increases in the operating expense ratio are due to higher operating expenses that outpaced premium growth.

Net Investment Income

          Net investment income increased $1.1 million and decreased $3.4 million for the three and nine months ended September 30, 2001, respectively, compared to the same periods in 2000. The improvement for the quarter ended September 30, 2001 was due to an increase in interest on funds held on certain assumed Finite Risk and Financial Products contracts and higher average invested assets, partially offset by lower invested asset yields. The decrease in net investment income for the first nine months of 2001, compared to 2000, is primarily due to lower invested asset yields.

The PMA Insurance Group

          Summarized financial results of The PMA Insurance Group are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
	(dollar amounts in thousands)
The PMA Insurance Group
Net premiums written	$ 89,316	$86,574	$278,802	$222,955

Net premiums earned	$ 91,301	$68,128	$252,877	$192,910
Net investment income	9,989	11,632	29,671	35,564
Other revenues	3,062	2,527	8,516	7,732

Operating revenues	104,352	82,287	291,064	236,206

Losses and LAE	68,835	50,931	187,782	144,390
Acquisition and operating expenses	25,897	20,338	75,378	60,543
Dividends to policyholders	3,619	5,870	10,413	14,907

Total losses and expenses	98,351	77,139	273,573	219,840

Pre-tax operating income	$ 6,001	$ 5,148	$ 17,491	$ 16,366

The PMA Insurance Group
Excluding Run-off Operations(1)
Net premiums written	$ 89,316	$86,574	$278,802	$222,955

Net premiums earned	$ 91,301	$68,128	$252,877	$192,910
Net investment income	9,989	10,599	29,671	32,367
Other revenues	3,062	2,527	8,516	7,732

Operating revenues	104,352	81,254	291,064	233,009

Losses and LAE	68,835	50,264	187,782	142,332
Acquisition and operating expenses	25,897	19,813	75,378	59,120
Dividends to policyholders	3,619	5,870	10,413	14,907

Total losses and expenses	98,351	75,947	273,573	216,359

Pre-tax operating income	$ 6,001	$ 5,307	$ 17,491	$ 16,650

(1)
Run-off Operations (“Run-off Operations”) of The PMA Insurance Group reinsured certain obligations primarily associated with workers’ compensation claims written by The PMA Insurance Group’s Pooled Companies for the years 1991 and prior. For the three and nine months ended September 30, 2000, Run-off Operations generated net investment income of $1.0 million and $3.2 million, losses and expenses of $1.2 million and $3.5 million, and pre-tax operating losses of $159,000 and $284,000. Effective December 31, 2000, substantially all of the remaining assets and liabilities of the Run-off Operations were transferred to a third party under an assumption reinsurance agreement. As a result of this transaction, The PMA Insurance Group no longer reports separate results for the Run-off Operations.

           Pre-tax operating income for The PMA Insurance Group was $6.0 million and $17.5 million for the three and nine months ended September 30, 2001, compared to $5.1 million and $16.4 million for the same periods in 2000. The increases in operating income were primarily due to improved underwriting results reflecting premium growth that outpaced higher losses and expenses, and lower dividends to policyholders. The improvement in underwriting results was partially offset by lower net investment income.

The PMA Insurance Group Excluding Run-off Operations
Premiums
	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
	(dollar amounts in thousands)
Workers’ compensation and integrated disability:
Direct premiums written	$ 79,869	$ 82,534	$242,355	$203,189
Premiums assumed	2,528	952	4,326	2,585
Premiums ceded	(6,976)	(9,688)	(19,904)	(28,748)

Net premiums written	$ 75,421	$ 73,798	$226,777	$177,026

Commercial Lines:
Direct premiums written	$ 20,893	$ 19,788	$ 74,249	$ 65,129
Premiums assumed	237	268	1,239	1,011
Premiums ceded	(7,235)	(7,280)	(23,463)	(20,211)

Net premiums written	$ 13,895	$ 12,776	$ 52,025	$ 45,929

Total:
Direct premiums written	$100,762	$102,322	$316,604	$268,318
Premiums assumed	2,765	1,220	5,565	3,596
Premiums ceded	(14,211)	(16,968)	(43,367)	(48,959)

Net premiums written	$ 89,316	$ 86,574	$278,802	$222,955

          Direct workers’ compensation and integrated disability premiums written increased by $39.2 million for the nine months ended September 30, 2001 primarily due to rate increases and, to a lesser extent, an increase in the level of workers’ compensation risks underwritten. For the three months ended September 30, 2001, direct workers’ compensation and integrated disability premiums written decreased primarily due to a lower volume of new business written. Direct writings of commercial lines of business other than workers’ compensation, such as commercial auto, general liability, umbrella, multi-peril and commercial property lines (collectively, “Commercial Lines”), increased by $1.1 million and $9.1 million for the three and nine months ended September 30, 2001, compared to the same periods in 2000, primarily due to rate increases for commercial auto and commercial multi-peril lines.

          The change in premiums ceded reflects decreases of $2.7 million and $8.8 million in premiums ceded for workers’ compensation for the three and nine months ended September 30, 2001, respectively, compared to the same periods in 2000. This was a result of The PMA Insurance Group increasing its net retention by adding a deductible limit of approximately $10 million to its workers’ compensation reinsurance program, effective January 1, 2001. Higher premiums ceded of $3.3 million for Commercial Lines due to an increase in direct premiums written partially offset the decrease in ceded premiums for the nine months ended September 30, 2001.

          Net premiums earned increased 34% and 31% for the three and nine months ended September 30, 2001, respectively, compared to the same periods in 2000. Generally, trends in net premiums earned follow patterns similar to net premiums written adjusted for the customary lag related to the timing of premium writings within the year. Direct premiums are earned principally on a pro rata basis over the terms of the policies.
Losses and Expenses

          The components of the GAAP combined ratios are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
Loss and LAE ratio	75.4%	73.8%	74.3%	73.8%

Expense ratio:
Acquisition expenses	18.0%	17.1%	17.8%	17.9%
Operating expenses(1)	7.6%	9.4%	9.4%	10.0%

Total expense ratio	25.6%	26.5%	27.2%	27.9%
Policyholders’ dividend ratio	4.0%	8.6%	4.1%	7.7%

GAAP combined ratio(1)(2)(3)	105.0%	108.9%	105.6%	109.4%

(1)
The expense ratio and the combined ratio exclude $2.5 million and $6.6 million for the three and nine months ended September 30, 2001, respectively, and $1.8 million and $5.3 million for the three and nine months ended September 30, 2000, respectively, for direct expenses related to service revenues, which are not included in premiums earned.

(2)	The combined ratio computed on a GAAP basis is equal to losses and LAE, plus acquisition expenses, operating expenses and policyholders’ dividends, all divided by net premiums earned.
(3)	The GAAP combined ratios for The PMA Insurance Group including the Run-off Operations were 110.6% and 111.1% for the three and nine months ended September 30, 2000, respectively.

          The loss and LAE ratios increased slightly for the three and nine months ended September 30, 2001, compared to the same periods last year. Through the first nine months of 2001 the increase in the loss and LAE ratio reflects a decline in favorable prior year reserve development, partially offset by a decline in net discount accretion and an improved current accident year loss and LAE ratio.

          The decline in favorable prior year development resulted in an increase in the loss and LAE ratio of 1.6 points for the nine months ended September 30, 2001. The PMA Insurance Group experienced favorable prior year development for the nine months ended September 30, 2001 and 2000 reflecting better than expected loss experience from rent-a-captive workers’ compensation business. The favorable prior year development in 2000 also reflects better than expected loss experience from loss-sensitive workers’ compensation business. Policyholders’ dividends for rent-a-captive business and premium adjustments for loss-sensitive business have substantially offset this favorable prior year development.

          The loss and LAE ratio is negatively impacted by accretion of discount on prior year reserves and favorably impacted by setting up discount for current year reserves. The net of these is referred to as net discount accretion. The setting up of discount exceeded the accretion of discount on prior year reserves for the nine months ended September 30, 2001, while the accretion of discount on prior year reserves exceeded the setting up of discount for the nine months ended September 30, 2000. The decline in net discount accretion reflects the increase in workers’ compensation writings during 2001, compared to 2000, and favorably impacts the loss and LAE ratio by 0.6 points. For the nine months ended September 30, 2001, the current accident year loss and LAE ratio improved by 0.5 points.

          Overall, the GAAP expense ratio decreased slightly for the three and nine months ended September 30, 2001, respectively, compared to the same periods in 2000, due to growth in net premiums earned that outpaced the increase in expenses.

          The policyholders’ dividend ratio declined 4.6 points and 3.6 points for the three and nine months ended September 30, 2001, respectively, compared to the same periods last year. Under policies that are subject to dividend plans, the customer may receive a dividend based upon loss experience during the policy period. These decreases occurred primarily because The PMA Insurance Group has sold less business under dividend plans and has written business under lower paying dividend plans in 2001, compared to 2000.

Net Investment Income

          Net investment income was $10.0 million and $29.7 million for the three and nine months ended September 30, 2001, compared to $10.6 million and $32.4 million for the same periods in 2000. The decrease in net investment income primarily reflects a lower asset base resulting from the paydown of loss reserves from prior accident years.

Caliber One

          Summarized financial results of Caliber One are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
	(dollar amounts in thousands)
Net premiums written	$ 8,507	$ 3,400	$ 40,055	$12,758

Net premiums earned	$13,075	$ 8,381	$ 33,265	$20,622
Net investment income	686	1,073	2,039	3,070

Operating revenues	13,761	9,454	35,304	23,692

Losses and LAE	9,158	10,972	46,490	24,072
Acquisition and operating expenses	4,553	2,721	11,020	6,650

Total losses and expenses	13,711	13,693	57,510	30,722

Pre-tax operating income (loss)	$ 50	$(4,239)	$(22,206)	$(7,030)

          Caliber One recorded pre-tax operating income of $50,000 for the three months ended September 30, 2001, and a pre-tax operating loss of $22.2 million for the nine months ended September 30, 2001, compared to pre-tax operating losses of $4.2 million and $7.0 million for the same periods in 2000. The improvement in pre-tax operating results for the quarter ended September 30, 2001, compared to the same period last year, primarily reflects a lower underwriting loss, partially offset by lower investment income. The increase in pre-tax operating losses for the nine months ended September 30, 2001, compared to the same period in 2000, reflects higher underwriting losses, which included $18.0 million of net unfavorable prior year loss development from the 1999 and 2000 accident years.

Premiums

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
	(dollar amounts in thousands)
Gross premiums written:
Property	$13,360	$10,415	$50,118	$31,960
Products liability	5,549	5,175	18,086	17,668
General liability	3,370	2,953	13,367	8,847
Professional liability	2,433	(1,559)	4,013	6,895
Other liability	46	2,486	3,312	11,276

Total	$24,758	$19,470	$88,896	$76,646

Net premiums written:
Property	$ 3,851	$ 1,680	$24,836	$ 5,621
Products liability	2,027	2,651	6,574	8,719
General liability	1,044	1,700	5,070	2,497
Professional liability	1,741	(1,149)	2,081	(5,352)
Other liability	(156)	(1,482)	1,494	1,273

Total	$ 8,507	$ 3,400	$40,055	$12,758

          Gross premiums written increased $5.3 million and $12.3 million for the three and nine months ended September 30, 2001, compared to the same periods last year. Gross premiums written in 2001 reflect growth in property and certain classes of liability lines of business due to growth in policy volume as well as rate increases, partially offset by the Company’s decision in 2000 to exit from certain segments of the professional liability line of business, primarily the nursing homes class, and from certain commercial automobile lines of business (included in “Other liability” in the table above). Mid-term policy cancellations in the nursing homes class of business also impacted premiums written for the professional liability line of business in 2000.

          Net premiums written increased $5.1 million and $27.3 million in the three and nine months ended September 30, 2001, respectively, compared to the same periods last year. Net property premiums written increased $2.2 million and $19.2 million for the three and nine months ended September 30, 2001, respectively, compared to the same periods last year, reflecting growth in policy volume and rate increases. In addition, net premiums written in 2000 included higher levels of ceded premiums related primarily to professional liability, commercial automobile and property catastrophe exposures.

          Effective July 1, 2001, Caliber One changed its property reinsurance protection from a pro rata structure with a limit of $5.0 million and a retention of $500,000, to an excess of loss structure with a limit of $2.5 million and a retention of $500,000 per risk and per occurrence. The Company purchases facultative reinsurance for exposures in excess of these limits up to a maximum capacity of $25.0 million.

          Net premiums earned increased $4.7 million and $12.6 million for the three and nine months ended September 30, 2001, respectively, compared to the same periods in 2000. Generally, trends in net premiums earned follow patterns similar to net premiums written adjusted for the customary lag related to the timing of premium writings within the year.

Losses and Expenses

          The components of the GAAP combined ratios are as follows:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
Loss and LAE ratio	70.0%	130.9%	139.8%	116.7%

Expense ratio:
Acquisition expenses	17.1%	2.0%	14.5%	–1.1%
Operating expenses	17.7%	30.5%	18.6%	33.3%

Total expense ratio	34.8%	32.5%	33.1%	32.2%

GAAP combined ratio	104.8%	163.4%	172.9%	148.9%

          Caliber One’s incurred losses and LAE were $9.2 million and $46.5 million for the three and nine months ended September 30, 2001, respectively. The losses and LAE for the nine months ended September 30, 2001 include net unfavorable prior year development of $18.0 million, which is net of losses of $12.0 million ceded to a third party reinsurer under an existing reinsurance contract covering the prior year loss development. These losses primarily reflect higher than expected claim frequency and severity that emerged in the first quarter of 2001 on certain casualty lines of business, primarily professional liability policies for the nursing homes class of business, and, to a lesser extent, property lines of business. As a result of its first quarter 2001 reserve review, Caliber One revised its estimate of ultimate expected claim activity and, accordingly, increased its estimate of ultimate losses for accident years 1999 and 2000. The loss and LAE ratio for the quarter ended September 30, 2001 reflects improved results in most liability and property lines of business.

          For the three and nine months ended September 30, 2000, Caliber One’s loss and LAE ratio reflects higher than expected losses and LAE in the professional liability, commercial automobile, general liability and property lines of business. The loss and LAE ratio for 2000 reflects the ceding of a substantial amount of losses and LAE from the professional liability and commercial automobile lines of business to reinsurers.

          Acquisition expenses for the three and nine months ended September 30, 2001 increased $2.1 million and $5.1 million, compared to the same periods last year, which reflects higher levels of earned premiums in 2001 as well as a reduction in ceding commissions. The acquisition expense ratios for 2000 reflect the benefit of ceding commissions on Caliber One’s reinsurance program covering its professional liability and commercial automobile lines of business.

          For the three and nine months ended September 30, 2001, operating expenses were $2.3 million and $6.2 million, respectively, which is a decrease of $240,000 and $696,000 compared to the same periods last year, reflecting the substantial completion of Caliber One’s infrastructure development.

Net Investment Income

          Net investment income was $686,000 and $2.0 million for the three and nine months ended September 30, 2001, respectively, compared to $1.1 million and $3.1 million for the same periods in 2000. The decreases in net investment income for the quarter and nine months ended September 30, 2001, compared to the same periods last year, are primarily due to lower yields on invested assets and an increase in interest on funds held reinsurance contracts. The decrease for the nine months ended September 30, 2001 is partially offset by an increase in Caliber One’s invested asset base.

Loss Reserves

          Unpaid losses and LAE reflect management’s best estimate of future amounts needed to pay claims and related settlement costs with respect to insured events which have occurred, including events that have not been reported to the Company. In many cases, significant periods of time, ranging up to several years or more, may elapse between the occurrence of an insured loss, the reporting of the loss to the Company and the Company’s payment of that loss. In general, liabilities for reinsurers become known more slowly than for primary insurers and are subject to more unforeseen development and uncertainty. As part of the process for determining the Company’s unpaid losses and LAE, historical data is reviewed and consideration is given to the impact of various factors, such as legal developments, changes in social attitudes and economic conditions.

          See the discussion under “Impact on Results from the September 11th Attack on the World Trade Center” on page F-13 and “Losses and Expenses” on page F-17 for additional information regarding PMA Re’s higher than expected losses and on page F-24 for additional information regarding Caliber One’s first quarter 2001 loss reserve increase.

          Management believes that its unpaid losses and LAE are fairly stated at September 30, 2001. However, estimating the ultimate claims liability is necessarily a complex and judgmental process inasmuch as the amounts are based on management’s informed estimates and judgments using data currently available. As additional experience and data become available regarding claims payment and reporting patterns, legislative developments, regulatory trends on benefit levels for both medical and indemnity payments, and economic conditions, the estimates are revised accordingly. If the Company’s ultimate losses, net of reinsurance, prove to differ substantially from the amounts recorded at September 30, 2001, the related adjustments could have a material adverse effect on the Company’s financial condition, results of operations and liquidity.

          See the discussions under loss reserves and reinsurance beginning on page F-71 through F-73 below, as well as the discussion under loss reserves beginning on page 35 above.

Corporate and Other

          The Corporate and Other segment includes unallocated investment income, expenses, including debt service, as well as the results of certain of the Company’s real estate properties. Corporate and Other recorded pre-tax operating losses of $3.7 million and $3.6 million for the three and nine months ended September 30, 2001, respectively, compared to pre-tax operating losses of $5.5 million and $16.2 million for the same periods in 2000. During the first quarter of 2001, the Company sold certain real estate properties for net proceeds totaling $14.4 million, resulting in a pre-tax gain of $9.8 million, which is recorded in other revenues. Additionally, the Corporate and Other segment benefited from declines of $1.4 million and $3.5 million in interest expense for the three and nine months ended September 30, 2001, compared to the same periods last year, due to the $38.0 million paydown of outstanding debt early in the first quarter of 2001 and lower interest rates throughout 2001.

Liquidity and Capital Resources

          Liquidity is a measure of an entity’s ability to secure sufficient cash to meet its contractual obligations and operating needs. At the holding company level, PMA Capital’s primary sources of liquidity are dividends from subsidiaries, net tax payments received from subsidiaries and borrowings. The Company utilizes cash to pay debt obligations, including interest costs; dividends to shareholders; taxes to the Federal government; and corporate expenses. In addition, the Company utilizes cash resources to repurchase shares of its common stock and to capitalize subsidiaries from time to time.

          The Company’s domestic insurance subsidiaries’ ability to pay dividends to the holding company is limited by the insurance laws and regulations of Pennsylvania. Under Pennsylvania laws and regulations, dividends may not be paid without prior approval of the Pennsylvania Insurance Commissioner in excess of the greater of (i) 10% of policyholders’ surplus as of the end of the preceding year or (ii) statutory net income for the preceding year, but in no event to exceed statutory unassigned surplus. As of December 31, 2000, approximately $53 million of dividends are available to be paid to PMA Capital from PMA Capital Insurance Company (“PMACIC”) without prior approval of the Pennsylvania Insurance Commissioner during 2001. As of December 31, 2000, The PMA Insurance Group can pay up to $20.1 million in dividends to PMACIC during 2001. Under Delaware law (which is substantially similar to Pennsylvania law with respect to dividends), Caliber One can pay up to $5.5 million in dividends to PMACIC in 2001. Dividends received from subsidiaries were $7.0 million and $21.0 million for the three and nine months ended September 30, 2001, respectively, compared to $9.8 million and $22.6 million for the same periods in 2000.

          Net tax payments received from (refunded to) subsidiaries were $787,000 and $7.0 million for the three and nine months ended September 30, 2001, compared to $(6.7) million and $4.4 million for the same periods in 2000.

          The Company had $125.0 million and $163.0 million outstanding under its existing Revolving Credit Facility (“Credit Facility”) at September 30, 2001 and December 31, 2000, respectively. In accordance with the terms of the Credit Facility, the Company repaid $38.0 million on January 2, 2001 thereby reducing the outstanding debt to $125.0 million, which is the maximum amount PMA Capital can borrow under the Credit Facility. The Credit Facility matures as follows: $62.5 million on December 31, 2001 and $62.5 million on December 31, 2002. During the three and nine months ended September 30, 2001, the Company incurred $1.4 million and $5.4 million of interest expense, compared to $2.8 million and $8.9 million for same periods in 2000.

          In addition to the Credit Facility, the Company maintains a committed facility of $67.5 million for letters of credit (the “Letter of Credit Facility”). The Letter of Credit Facility is utilized primarily for securing reinsurance obligations of the Company’s insurance subsidiaries. As of September 30, 2001, the Company had $25.1 million outstanding under the Letter of Credit Facility, compared to $40.1 million at December 31, 2000.

          The Company paid dividends to shareholders of $2.3 million and $6.8 million, respectively, during the three and nine months ended September 30, 2001, compared to $2.0 million and $5.7 million for the same periods last year. Dividends paid to shareholders increased in 2001, compared to 2000, due to an increase in the annual dividend rate to $0.42 from $0.36 commencing with the fourth quarter 2000 dividend payment. PMA Capital’s dividends to shareholders are restricted by its debt agreements. Based upon the terms of the Credit Facility, under the most restrictive debt covenant, PMA Capital would be able to pay dividends of approximately $9.5 million in 2001.

          The Company repurchased 209,000 shares at a total cost of $3.7 million during the first nine months of 2001. Since the inception of its share repurchase program in 1998, PMA Capital has repurchased approximately 3.7 million shares at a cost of $71.2 million, which represents approximately 15% of the outstanding shares. PMA Capital’s remaining share repurchase authorization at September 30, 2001 is $18.8 million. Decisions regarding share repurchases are subject to prevailing market conditions and an evaluation of the costs and benefits associated with alternative uses of capital.

          Management believes that the Company’s available sources of funds will provide sufficient liquidity to meet its short-term and long-term obligations. In addition, management currently believes that its existing capital structure is appropriate. However, management continually monitors the capital structure in light of developments in its businesses, and the present assessment could change as management becomes aware of new opportunities and challenges in the Company’s business.

Other Matters

          The Company’s businesses are subject to a changing social, economic, legal, legislative and regulatory environment that could affect them. Some of the changes include initiatives to restrict insurance pricing and the application of underwriting standards and reinterpretations of insurance contracts long after the policies were written in an effort to provide coverage unanticipated by the Company. The eventual effect on the Company of the changing environment in which it operates remains uncertain.

Comparison of SAP and GAAP Results

          Results presented in accordance with GAAP vary in certain respects from statutory accounting practices prescribed or permitted by the Pennsylvania Insurance Department and the Delaware Insurance Department, (collectively “SAP”). Prescribed SAP includes state laws, regulations and general administrative rules, as well as a variety of National Association of Insurance Commissioners (“NAIC”) publications. Permitted SAP encompasses all accounting practices that are not prescribed. Effective December 31, 2000, the Company’s insurance subsidiaries implemented the NAIC Codification of Statutory Accounting Principles, resulting in an increase of $20.5 million in its statutory surplus.

Recent Accounting Pronouncements

          Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as “derivatives”) and for hedging activities. SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. The Company does not have any derivative instruments that are impacted by the accounting requirements of SFAS No. 133 and the Company does not currently participate in any hedging activities. Accordingly, the adoption of SFAS No. 133 did not have a material impact on the Company’s financial condition, results of operations or liquidity.

          In September 2000, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement No. 125.” SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. SFAS No. 140 revises the standards for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. The Company’s existing policies and practices for its securities lending program are in conformity with SFAS No. 140. Accordingly, the adoption of SFAS No. 140 did not have a material impact on the Company’s financial condition, results of operations or liquidity.

          In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets.” This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets. The Company is required to adopt the provisions of this statement effective January 1, 2002. This statement is required to be applied to all goodwill and other intangible assets recognized in the Company’s financial statements at the date of adoption. At that time, goodwill will no longer be amortized, but will be tested for impairment annually. As of September 30, 2001, the Company had approximately $4.5 million of goodwill, which is included in “other assets” on the Company’s balance sheet. The Company is currently assessing the impact this statement will have on the Company’s financial statements when it is adopted at the beginning of 2002.

Cautionary Statements

          Except for historical information provided in Management’s Discussion and Analysis and otherwise in this report, statements made throughout, including in the Business Outlook section are forward-looking and contain information about financial results, economic conditions, trends and known uncertainties. These forward-looking statements are based on currently available financial, competitive and economic data and the Company’s current operating plans based on assumptions regarding future events. The Company’s actual results could differ materially from those expected by the Company’s management. The factors that could cause actual results to vary materially, some of which are described with the forward-looking statements, include, but are not limited to:

•	changes in general economic conditions, including the performance of financial markets, interest rates and the level of unemployment;

•
regulatory or tax changes, including changes in risk-based capital or other regulatory standards that affect the cost of or demand for the Company’s products or otherwise affect the ability of the Company to conduct its business;

•	competitive conditions that may affect the level of rate adequacy related to the amount of risk undertaken and that may influence the sustainability of adequate rate changes;

•	ability to implement and maintain rate increases;

•	the effect of changes in workers’ compensation statutes and their administration;

•	the Company’s ability to predict and effectively manage claims related to insurance and reinsurance policies;

•	the lowering or loss of one or more of the financial strength or claims paying ratings of the Company’s insurance subsidiaries;

•	adequacy of reserves for claim liabilities;

•	adverse property and casualty loss development for events that the Company insured in prior years;

•	the uncertain nature of damage theories and loss amounts and the development of additional facts related to the attack on the World Trade Center;

•	uncertainty as to the price and availability of reinsurance on business we intend to write in the future, including reinsurance for terrorist acts;

•	adequacy and collectibility of reinsurance purchased by the Company;

•	severity of natural disasters and other catastrophes;

•	reliance on key management; and

•	other factors disclosed from time to time in the Company’s most recent Forms 10-K, 10-Q and 8-K filed by the Company with the Securities and Exchange Commission.

          Investors should not place undue reliance on any such forward-looking statements. Unless otherwise stated, the Company disclaims any current intention to update forward-looking information and to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Accountants

To the Board of Directors and Shareholders of
PMA Capital Corporation

          In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows, shareholders’ equity and comprehensive income (loss) present fairly, in all material respects, the financial position of PMA Capital Corporation and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
February 7, 2001
PMA CAPITAL CORPORATION

CONSOLIDATED BALANCE SHEETS
	2000	1999
	(in thousands, except share data)
Assets:
Investments:
Fixed maturities available for sale, at fair value (amortized cost: 2000—$1,507,667; 1999—$1,648,894)	$1,485,308	$1,579,640
Equity securities, at fair value (cost: 2000—$0; 1999—$37,779)	—	34,966
Short-term investments, at cost which approximates fair value	341,641	303,429

Total investments	1,826,949	1,918,035

Cash	5,604	84,261
Accrued investment income	18,614	20,480
Premiums receivable (net of valuation allowance: 2000—$16,630; 1999—$18,088)	299,342	271,833
Reinsurance receivables (net of valuation allowance: 2000—$4,328; 1999—$5,528)	933,889	658,164
Deferred income taxes, net	89,011	105,363
Deferred acquisition costs	48,522	48,949
Funds held by reinsureds	73,999	19,278
Other assets	173,476	118,724

Total assets	$3,469,406	$3,245,087

Liabilities:
Unpaid losses and loss adjustment expenses	$2,053,138	$1,932,601
Unearned premiums	269,734	260,352
Long-term debt	163,000	163,000
Accounts payable, accrued expenses and other liabilities	207,211	109,447
Funds held under reinsurance treaties	173,762	94,445
Dividends to policyholders	17,246	13,782
Payable under securities loan agreements	145,269	242,317

Total liabilities	3,029,360	2,815,944

Commitments and contingencies (Note 12)

Shareholders’ Equity:
Class A Common stock, $5 par value (40,000,000 shares authorized; 2000—24,442,945 shares issued and 21,573,316 outstanding; 1999—11,358,280 shares issued and 9,692,854 outstanding)	122,214	56,791
Common stock, $5 par value (2000—0 shares authorized, issued and outstanding; 1999—13,084,665 shares issued and 12,648,658 outstanding)	—	65,423
Additional paid-in capital—Class A Common stock	339	339
Retained earnings	384,694	391,981
Accumulated other comprehensive loss	(14,373)	(46,844)
Notes receivable from officers	(56)	(56)
Treasury stock, at cost:
Class A Common stock (2000—2,869,629 shares; 1999—1,665,426 shares)	(52,772)	(32,909)
Common stock (2000—0 shares; 1999—436,007 shares)	—	(5,582)

Total shareholders’ equity	440,046	429,143

Total liabilities and shareholders’ equity	$3,469,406	$3,245,087

 See accompanying notes to the consolidated financial statements.

PMA CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	2000	1999	1998
	(in thousands, except per share data)
Revenues:
Net premiums written	$545,555	$563,510	$474,761
Change in net unearned premiums	(14,131)	(23,423)	(8,046)

Net premiums earned	531,424	540,087	466,715
Net investment income	102,591	110,057	120,125
Net realized investment gains (losses)	11,975	(7,745)	21,745
Other revenues	14,000	12,718	14,896

Total revenues	659,990	655,117	623,481

Losses and Expenses:
Losses and loss adjustment expenses	449,388	392,473	352,671
Acquisition expenses	112,654	124,368	110,837
Operating expenses	67,081	66,822	72,159
Dividends to policyholders	18,855	19,141	17,736
Interest expense	11,889	12,221	15,009

Total losses and expenses	659,867	615,025	568,412

Income before income taxes and cumulative effect of accounting change	123	40,092	55,069
Income tax expense (benefit)	(1,202)	11,739	10,335

Income before cumulative effect of accounting change	1,325	28,353	44,734
Cumulative effect of accounting change (net of income tax benefit of $1,485)	—	(2,759)	—

Net income	$ 1,325	$ 25,594	$ 44,734

Income per share:
Basic:
Income before cumulative effect of accounting change	$ 0.06	$ 1.23	$ 1.89
Cumulative effect of accounting change	—	(0.12)	—

Net income	$ 0.06	$ 1.11	$ 1.89

Diluted:
Income before cumulative effect of accounting change	$ 0.06	$ 1.19	$ 1.82
Cumulative effect of accounting change	—	(0.11)	—

Net income	$ 0.06	$ 1.08	$ 1.82

See accompanying notes to the consolidated financial statements.
PMA CAPITAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
	2000	1999	1998
	(in thousands)
Cash flows from operating activities:
Net income	$ 1,325	$ 25,594	$ 44,734
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:
Deferred income tax expense (benefit)	(82)	1,813	425
Cumulative effect of accounting change	—	2,759	—
Net realized investment (gains) losses	(11,975)	7,745	(21,745)
Change in:
Premiums receivable and unearned premiums, net	(18,127)	40,207	(10,718)
Dividends to policyholders	3,464	3,082	500
Reinsurance receivables	(275,725)	(47,873)	(60,348)
Unpaid losses and loss adjustment expenses	120,537	(8,294)	(62,292)
Funds held, net	24,596	5,792	5,677
Accrued investment income	1,866	(580)	3,918
Deferred acquisition costs	427	2,166	(5,827)
Accounts payable, accrued expenses and other liabilities	96,667	1,495	26,428
Other, net	1,988	(16,509)	(404)

Net cash flows provided by (used in) operating activities	(55,039)	17,397	(79,652)

Cash flows from investing activities:
Fixed maturities available for sale:
Purchases	(422,350)	(1,198,557)	(1,741,790)
Maturities or calls	121,814	171,091	207,285
Sales	408,233	1,149,951	1,468,231
Equity securities:
Purchases	(24,706)	(37,779)	—
Sales	78,182	6	—
Net (purchases) sales of short-term investments	(131,688)	15,887	176,658
Proceeds from sale of PMA Insurance, Cayman Ltd.	—	—	2,902
Other, net	(29,522)	(4,738)	(414)

Net cash flows provided by (used in) investing activities	(37)	95,861	112,872

Cash flows from financing activities:
Dividends paid to shareholders	(8,020)	(7,795)	(7,939)
Proceeds from exercise of stock options	2,866	6,035	4,283
Purchase of treasury stock	(18,427)	(30,241)	(18,850)
Repayments of long-term debt	—	—	(40,000)
Net repayments (issuance) of notes receivable from officers	—	442	(300)

Net cash flows used in financing activities	(23,581)	(31,559)	(62,806)

Net increase (decrease) in cash	(78,657)	81,699	(29,586)
Cash—beginning of year	84,261	2,562	32,148

Cash—end of year	$ 5,604	$ 84,261	$ 2,562

Supplementary cash flow information:
Income tax paid (refunded)	$ 7,300	$ 12,352	$ (15,170)
Interest paid	$ 11,795	$ 12,050	$ 14,895
See accompanying notes to the consolidated financial statements.

PMA CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	2000	1999	1998
	(in thousands)
Class A Common stock:
Balance at beginning of year	$ 56,791	$ 52,433	$ 45,783
Conversion of Common stock into Class A Common stock	65,423	4,358	6,650

Balance at end of year	122,214	56,791	52,433

Common stock:
Balance at beginning of year	65,423	69,781	76,431
Conversion of Common stock into Class A Common stock	(65,423)	(4,358)	(6,650)

Balance at end of year	—	65,423	69,781

Additional paid-in capital—Class A Common stock:	339	339	339

Retained earnings:
Balance at beginning of year	391,981	377,601	343,368
Net income	1,325	25,594	44,734
Class A Common stock dividends declared	(7,458)	(3,543)	(3,417)
Common stock dividends declared	(922)	(4,139)	(4,527)
Reissuance of treasury shares under employee benefit plans	(232)	(3,532)	(2,557)

Balance at end of year	384,694	391,981	377,601

Accumulated other comprehensive income (loss):
Balance at beginning of year	(46,844)	30,016	18,806
Other comprehensive income (loss), net of tax (expense) benefit: 2000—($17,484); 1999—$41,386; 1998—($6,036)	32,471	(76,860)	11,210

Balance at end of year	(14,373)	(46,844)	30,016

Notes receivable from officers:
Balance at beginning of year	(56)	(498)	(198)
Repayment (issuance) of notes receivable from officers	—	442	(300)

Balance at end of year	(56)	(56)	(498)

Treasury stock—Class A Common:
Balance at beginning of year	(32,909)	(12,610)	(610)
Purchase of treasury shares	(18,427)	(30,241)	(18,840)
Conversion of Common stock into Class A Common stock	(5,582)	—	—
Reissuance of treasury shares under employee benefit plans	4,146	9,942	6,840

Balance at end of year	(52,772)	(32,909)	(12,610)

Treasury stock—Common:
Balance at beginning of year	(5,582)	(5,582)	(5,572)
Conversion of Common stock into Class A Common stock	5,582	—	(10)

Balance at end of year	—	(5,582)	(5,582)

Total shareholders’ equity:
Balance at beginning of year	429,143	511,480	478,347
Net income	1,325	25,594	44,734
Class A Common stock dividends declared	(7,458)	(3,543)	(3,417)
Common stock dividends declared	(922)	(4,139)	(4,527)
Purchase of treasury shares	(18,427)	(30,241)	(18,850)
Reissuance of treasury shares under employee benefit plans	3,914	6,410	4,283
Other comprehensive income (loss)	32,471	(76,860)	11,210
Repayment (issuance) of notes receivable from officers	—	442	(300)

Balance at end of year	$440,046	$429,143	$511,480

See accompanying notes to the consolidated financial statements.

PMA CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	2000	1999	1998
	(in thousands)
Net income	$ 1,325	$ 25,594	$44,734

Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities:
Holding gain (loss) arising during the period	40,095	(81,894)	25,344
Less: reclassification adjustment for (gains) losses included in net income, net of tax expense (benefit): 2000—$4,191; 1999—($2,711); 1998—$7,611	(7,784)	5,034	(14,134)

Total unrealized gain (loss) on securities	32,311	(76,860)	11,210
Foreign currency translation gain, net of tax expense: 2000—$87	160	—	—

Other comprehensive income (loss), net of tax	32,471	(76,860)	11,210

Comprehensive income (loss)	$33,796	$(51,266)	$55,944

See accompanying notes to the consolidated financial statements.

PMA CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Business Description

          The accompanying consolidated financial statements include the accounts of PMA Capital Corporation and its subsidiaries (collectively referred to as “PMA Capital” or the “Company”). PMA Capital is an insurance holding company that operates three specialty risk management businesses:

          PMA Re—PMA Capital’s reinsurance operations conduct business mainly in the brokered market offering excess of loss and pro rata property and casualty reinsurance protection, with an emphasis on risk-exposed, excess of loss coverages. PMA Re provides reinsurance coverages on either a traditional treaty or finite risk basis as well as on a facultative basis.

          The PMA Insurance Group—PMA Capital’s property and casualty insurance subsidiaries include Pennsylvania domiciled insurance companies as well as certain foreign subsidiaries. The PMA Insurance Group primarily writes workers’ compensation, integrated disability, and to a lesser extent, other standard lines of commercial insurance, primarily in the Mid-Atlantic and Southern regions of the U.S. The majority of The PMA Insurance Group’s business is produced by independent agents and brokers.

          Caliber One—PMA Capital’s specialty property and casualty operations write excess and surplus lines of business nationally on a non-admitted basis through surplus lines brokers and, to a lesser extent, managing general agents.

2.    Summary of Significant Accounting Policies

          A.    Basis of Presentation—The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”). All significant intercompany accounts and transactions have been eliminated in consolidation. The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. In addition, certain prior year amounts have been restated to conform to the current year classification. The balance sheet information presented in these financial statements and notes thereto is as of December 31 for each respective year. The statement of operations information is for the year ended December 31 for each respective year.

          B.    Investments—Fixed maturities include U.S. Treasury securities and obligations of U.S. Government agencies; obligations of states, political subdivisions and foreign governments; corporate debt securities; and mortgage-backed and other asset-backed securities. All fixed maturities are classified as available-for-sale and, accordingly, are carried at fair value with changes in fair value, net of income tax effects, reflected in accumulated other comprehensive income (loss). Equity securities for all periods are stated at fair value with changes in fair value, net of income tax effects, reflected in accumulated other comprehensive income (loss). Short-term investments, which have original maturities of one year or less, are carried at cost, which approximates fair value.

          Realized gains and losses, determined by specific identification where possible and the first-in, first-out method in other instances, are reflected in income in the period in which the sale transaction occurs.

          The Company participates in a securities lending program through which securities are lent from the Company’s portfolio for short periods of time to qualifying third parties via a lending agent. Borrowers of these securities must provide collateral equal to a minimum of 102% of the market value and accrued interest of the lent securities. Acceptable collateral may be in the form of either cash or securities. Cash received as collateral is invested in short-term investments, and all securities received as collateral are of similar quality to those securities lent by the Company. The Company is not permitted by contract to sell or repledge the securities received as collateral. Additionally, the Company limits securities lending to 40% of statutory admitted assets of its insurance subsidiaries, with a 2% limit on statutory admitted assets to any individual borrower. The Company receives either a fee from the borrower or retains a portion of the income earned on the collateral. Under the terms of the securities lending program, the Company is indemnified against borrower default, with the lending agent responsible to the Company for any deficiency between the cost of replacing a security that was not returned and the amount of collateral held by the Company.

          C.    Premiums—Premiums, including estimates of additional premiums resulting from audits of insureds’ records, and premiums from ceding companies which are typically reported on a delayed basis, are earned principally on a pro rata basis over the terms of the policies. Premiums applicable to the unexpired terms of policies in force are reported as unearned premiums. The estimated premiums receivable on retrospectively rated policies are reported as a component of premiums receivable (see Note 2-K).

          D.    Unpaid Losses and Loss Adjustment Expenses—Unpaid losses and loss adjustment expenses, which are stated net of estimated salvage and subrogation, are estimates of losses and loss adjustment expenses on known claims, and estimates of losses and loss adjustment expenses incurred but not reported (“IBNR”). IBNR reserves are calculated utilizing various actuarial methods. Unpaid losses on certain workers’ compensation claims are discounted to present value using the Company’s payment experience and mortality and interest assumptions in accordance with statutory accounting practices prescribed or permitted by the Pennsylvania Insurance Department (collectively “SAP”). The methods of making such estimates and establishing the resulting reserves are continually reviewed and updated and any adjustments resulting therefrom are reflected in earnings in the period identified (see Note 4).

          E.    Deferred Acquisition Costs—Costs that directly relate to and vary with acquisition of new and renewal business are deferred and amortized over the period during which the related premiums are earned. Such direct costs include commissions, brokerage and premium taxes, as well as other policy issuance costs and under-writing expenses. The Company determines whether deferred acquisition costs are recoverable considering future losses and loss adjustment expenses, maintenance costs and anticipated investment income. To the extent that deferred acquisition costs are not recoverable, the deficiency is charged to income in the period identified.

          F.    Dividends to Policyholders—The PMA Insurance Group issues certain workers’ compensation insurance policies with dividend payment features. These policyholders share in the operating results of their respective policies in the form of dividends declared at the discretion of the Board of Directors of The PMA Insurance Group’s operating companies. Dividends to policyholders are accrued during the period in which the related premiums are earned and are determined based on the terms of the individual policies.

          G.    Income Taxes—The Company records deferred tax assets and liabilities to the extent of the tax effect of differences between the financial statement carrying values and tax bases of assets and liabilities. A valuation allowance is recorded for deferred tax assets where it appears more likely than not that the Company will not be able to recover the deferred tax asset.

          H.    Stock-Based Compensation—The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s Class A Common stock at grant date or other measurement date over the amount an employee must pay to acquire the Class A Common stock.

PMA CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

           I.    Other Revenues—Other revenues include service revenues related to unbundled claims, risk management and related services provided by The PMA Insurance Group, which are earned over the term of the related contracts in proportion to the actual services rendered, and other miscellaneous revenues.

          J.    Recent Accounting Pronouncements—Effective January 1, 2000, the Company adopted Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements.” SAB No. 101 summarizes certain interpretations of the staff of the Securities and Exchange Commission regarding the application of GAAP to revenue recognition in financial statements. The adoption of SAB No. 101 did not have a material impact on the Company’s financial condition, results of operations or liquidity.

          Effective January 1, 2000, the Company adopted Statement of Position (“SOP”) 98-7, “Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk.” This statement identifies several methods of deposit accounting and provides guidance on the application of each method. This statement classifies insurance and reinsurance contracts for which the deposit method is appropriate as contracts that (i) transfer only significant timing risk, (ii) transfer only significant underwriting risk, (iii) transfer neither significant timing nor underwriting risk and (iv) have an indeterminate risk. The adoption of SOP 98-7 did not have a material impact on the Company’s financial condition, results of operations or liquidity.

          Effective January 1, 1999, the Company adopted SOP 97-3, “Accounting by Insurance and Other Enterprises for Insurance-Related Assessments.” SOP 97-3 provides guidance for determining when an insurance company should recognize a liability for guaranty fund and other insurance-related assessments and how to measure that liability. As a result of adopting SOP 97-3, the Company recorded a liability of $4.3 million pre-tax and a resulting charge to earnings of $2.8 million, net of income tax benefit of $1.5 million, which has been reported as a cumulative effect of accounting change. This accounting change impacted The PMA Insurance Group segment.

          In September 2000, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-a Replacement of FASB Statement No. 125.” SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. SFAS No. 140 revises the standards for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. The Company’s existing policies and practices for its securities lending program are in conformity with SFAS No. 140, accordingly, the adoption of SFAS No. 140 is not expected to have a material impact on the Company’s financial condition, results of operations or liquidity.

          In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as “derivatives”) and for hedging activities. SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. In June 1999, the FASB issued SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133,” which defers the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company does not have any derivative instruments that are impacted by the accounting requirements of SFAS No. 133 and the Company does not currently participate in any hedging activities. Accordingly, the adoption of SFAS No. 133 is not expected to have a material impact on the Company’s financial condition, results of operations or liquidity.

PMA CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

           K.    Accrued Retrospective Premiums—Accrued retrospective premiums are based upon actuarial estimates of expected ultimate losses and resulting estimated premium adjustments relating to retrospectively rated policies. The estimated ultimate premium adjustments under retrospectively rated policies are recorded in the initial accident year based upon estimated loss experience on the underlying policies and adjusted in subsequent periods in conjunction with revisions of the underlying estimated losses on such policies. The change in accrued retrospective premiums is a component of net premiums written and net premiums earned.

          The components of the change in accrued retrospective premiums are as follows:

	2000	1999	1998
	(in thousands)
Estimated retrospective policy adjustments related to current accident year	$(26,771)	$(20,061)	$ (9,204)
Revision of estimate of retrospective policy adjustments related to prior accident years	(9,138)	(10,743)	(11,684)
Retrospective policy adjustments paid	17,409	13,804	17,888
Write-off of uncollectible amounts	—	(4,000)	—

Net decrease in accrued retrospective premiums	$(18,500)	$(21,000)	$ (3,000)

          For 2000, 1999 and 1998, the net decrease in accrued retrospective premiums of $18.5 million, $21.0 million and $3.0 million, respectively, primarily reflects favorable development of claims liabilities at The PMA Insurance Group. Management believes that it has made a reasonable estimate of the Company’s accrued retrospective premiums. While the ultimate amount receivable may differ from the current estimates, management does not believe that the difference will have a material effect on the Company’s financial condition, results of operations or liquidity.
PMA CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
3.    Investments
          The Company’s investment portfolio is diversified and contains no significant concentrations in any specific industry, business segment or individual issuer (other than U.S. Treasury and agency obligations). The amortized cost and fair value of the Company’s investment portfolio are as follows:
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
December 31, 2000
Fixed maturities available for sale:
U.S. Treasury securities and obligations of U.S. Government agencies	$ 349,112	$ 7,433	$ 680	$ 355,865
States, political subdivisions and foreign government securities	28,784	103	449	28,438
Corporate debt securities	528,753	3,612	28,497	503,868
Mortgage-backed and other asset-backed securities	601,018	6,324	10,205	597,137

Total fixed maturities available for sale	1,507,667	17,472	39,831	1,485,308
Short-term investments	341,641	—	—	341,641

Total investments	$1,849,308	$17,472	$39,831	$1,826,949

December 31, 1999
Fixed maturities available for sale:
U.S. Treasury securities and obligations of U.S. Government agencies	$ 438,412	$ 841	$19,797	$ 419,456
States, political subdivisions and foreign government securities	32,164	18	1,602	30,580
Corporate debt securities	580,710	380	25,964	555,126
Mortgage-backed and other asset-backed securities	597,608	204	23,334	574,478

Total fixed maturities available for sale	1,648,894	1,443	70,697	1,579,640
Equity securities	37,779	614	3,427	34,966
Short-term investments	303,429	—	—	303,429

Total investments	$1,990,102	$ 2,057	$74,124	$1,918,035

          The amortized cost and fair value of fixed maturities at December 31, 2000, by contractual maturity, are as follows:
	Amortized Cost	Fair Value
	(in thousands)
2001	$ 131,965	$ 131,604
2002-2005	287,969	281,055
2006-2010	174,890	174,128
2011 and thereafter	311,825	301,384
Mortgage-backed and other asset-backed securities	601,018	597,137

	$1,507,667	$1,485,308

PMA CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

           Net investment income consists of the following:

	2000	1999	1998
	(in thousands)
Fixed maturities	$103,490	$106,058	$115,414
Equity securities	716	131	—
Short-term investments	8,513	5,126	7,959
Other	3,002	2,887	1,590

Total investment income	115,721	114,202	124,963
Investment expenses(1)	13,130	4,145	4,838

Net investment income	$102,591	$110,057	$120,125

(1)	Includes $10.6 million of interest credited on funds held treaties in 2000.

          The Company recognized income from securities lending transactions of $600,000, $1.3 million and $1.0 million in 2000, 1999 and 1998, respectively, net of lending fees, which was included in net investment income. At December 31, 2000, the Company had approximately $148.1 million of collateral related to securities on loan of which $145.3 million was cash received and subsequently reinvested in short-term investments.

          Net realized investment gains (losses) consist of the following:

	2000	1999	1998
	(in thousands)
Realized gains:
Fixed maturities	$ 3,423	$ 6,839	$28,140
Equity securities	15,698	2	—

	19,121	6,841	28,140
Realized losses:
Fixed maturities	(7,146)	(14,585)	(6,070)
Equity securities	—	(1)	—

	(7,146)	(14,586)	(6,070)
Other net realized losses	—	—	(325)

Total net realized investment gains (losses)	$11,975	$(7,745)	$21,745

          The change in unrealized appreciation (depreciation) of investments for 2000, 1999 and 1998 was $49.7 million, ($118.2) million and $17.2 million, respectively, primarily attributable to fixed maturities.

          On December 31, 2000, the Company had securities with a total amortized cost of $34.1 million and fair value of $34.5 million on deposit with various governmental authorities, as required by law. In addition, at December 31, 2000, securities with a total amortized cost of $73.2 million and fair value of $73.5 million, were pledged as collateral for letters of credit issued on behalf of the Company.
PMA CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
4.    Unpaid Losses and Loss Adjustment Expenses
          Activity in the liability for unpaid losses and loss adjustment expenses (“LAE”) is summarized as follows:
	2000	1999	1998
	(in thousands)
Balance at January 1	$1,932,601	$1,940,895	$2,003,187
Less: reinsurance recoverable on unpaid losses and LAE	648,227	593,701	332,284

Net balance at January 1	1,284,374	1,347,194	1,670,903

Losses and LAE incurred, net:
Current year, net of discount	432,767	409,554	373,098
Prior years	6,491	(32,514)	(46,515)
Accretion of prior years’ discount	10,130	15,433	26,088

Total losses and LAE incurred, net	449,388	392,473	352,671

Losses and LAE paid, net:
Current year	(110,188)	(103,798)	(96,658)
Prior years	(445,865)	(351,495)	(362,186)

Total losses and LAE paid, net	(556,053)	(455,293)	(458,844)

Reserves transferred	(49,000)	—	(217,536)

Net balance at December 31	1,128,709	1,284,374	1,347,194
Reinsurance recoverable on unpaid losses and LAE	924,429	648,227	593,701

Balance at December 31	$2,053,138	$1,932,601	$1,940,895

          Unpaid losses and LAE reflect management’s best estimate of future amounts needed to pay claims and related settlement costs with respect to insured events which have occurred, including events that have not been reported to the Company. In many cases, significant periods of time, ranging up to several years or more, may elapse between the occurrence of an insured loss, the reporting of the loss to the Company and the Company’s payment of that loss. In general, liabilities for reinsurers become known more slowly than for primary insurers and are subject to more unforeseen development and uncertainty. As part of the process in determining these amounts, historical data is reviewed and consideration is given to the impact of various factors, such as legal developments, changes in social attitudes and economic conditions.

          The Company’s results of operations included an increase in estimated incurred losses and LAE related to prior accident years (“unfavorable prior year development”) of $6.5 million in 2000 and a decrease in estimated incurred losses and LAE related to prior accident years (“favorable prior year development”) of $32.5 million and $46.5 million in 1999 and 1998, respectively.

          In the third quarter of 2000, PMA Re’s actuarial department conducted its routine semi-annual reserve study to determine the impact of any emerging data on anticipated loss development trends and recorded unpaid losses and LAE reserves. Based on the actuarial work performed, which included analyzing recent trends in the levels of the reported and paid claims, an updated selection of actuarially determined loss reserve estimates was developed by accident year for each major line of business written by PMA Re. Management’s selection of the ultimate losses indicated that gross loss reserves at September 30, 2000 needed to be increased by $83.2 million. Under existing retrocessional contracts, $60.0 million of gross losses were ceded to PMA Re’s retrocessionaires, resulting in an impact on net incurred losses and LAE of $23.2 million. The increase in incurred losses and LAE, combined with $35.0 million of ceded premiums and interest on funds held under existing retrocessional contracts covering the ceded losses, resulted in a pre-tax charge of approximately $60 million to PMA Re’s operating results in 2000.
PMA CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

           The increase in the estimate of gross loss and LAE reserves primarily reflects higher than anticipated losses mainly in the Company’s pro rata business, where PMA Re participates with the insured by agreeing to pay a predetermined percentage of all losses arising under a particular insurance contract of the insured in exchange for the same predetermined percentage of all applicable premiums received under that contract. The concentration of estimated adverse loss development was in PMA Re’s pro rata reinsurance business related primarily to general liability treaties written on a claims made basis covering losses in 1998 and 1999, property treaties covering 1999 losses and, to a lesser extent, commercial automobile liability treaties covering losses in 1998 and 1999. In addition, the reserve increase reflects unfavorable prior year development in the excess of loss general liability line for accident years 1998 and 1999.

          During 1999 and 1998, PMA Re recorded favorable prior year development of $23.5 million and $31.5 million, respectively. The favorable reserve development reflects development on prior accident years due to re-estimated loss trends for such years that were lower than previous expectations. This is largely due to favorable development on casualty excess of loss business.

          The PMA Insurance Group experienced $6.1 million, $9.0 million and $15.0 million of favorable prior year development in 2000, 1999 and 1998, respectively. The favorable prior year development in 2000 and 1999 primarily reflects better than expected loss experience from loss-sensitive and rent-a-captive workers’ compensation business. Premium adjustments for loss-sensitive business and policyholders’ dividends for rent-a-captive business have substantially offset this favorable development. Rent-a-captives are used by customers as an alternative method to manage their loss exposure without establishing and capitalizing their own captive insurance company. The favorable prior year development during 1998 primarily relates to formal commutation programs, which resulted in early liability settlements made during 1998 to reduce future claim payments. Adjustments to premiums for retrospectively rated business and dividends on captive workers’ compensation business of $6.1 million, $8.4 million and $4.5 million partially offset favorable prior year development in 2000, 1999 and 1998, respectively.

          During 2000, Caliber One recorded unfavorable prior year development of $2.9 million, primarily related to the emergence of higher than expected losses and LAE in certain segments of the professional liability, commercial automobile, general liability and property lines of business for coverage of 1999 exposures. During 2000, Caliber One discontinued writing or cancelled policies in the professional liability (nursing homes) and commercial automobile classes of business that produced the emergence of higher than expected losses.

          Reserves transferred in 2000 reflect the assumption of liability of The PMA Insurance Group’s Run-off operations by an unaffiliated third party. Reserves transferred in 1998 reflect reserves transferred upon the sale of a subsidiary (see Note 18).

          Unpaid losses for the Company’s workers’ compensation claims, net of reinsurance, at December 31, 2000 and 1999 were $341.8 million and $527.9 million, net of discount of $88.4 million and $173.1 million, respectively. The approximate discount rate used was 5% at December 31, 2000 and 1999.

          The Company’s loss reserves were stated net of salvage and subrogation of approximately $41.8 million and $43.8 million at December 31, 2000 and 1999, respectively.

          Management believes that its unpaid losses and LAE are fairly stated at December 31, 2000. However, estimating the ultimate claims liability is necessarily a complex and judgmental process inasmuch as the amounts are based on management’s informed estimates and judgments using data currently available. As additional experience and data become available regarding claims payment and reporting patterns, legislative developments, regulatory trends on benefit levels for both medical and indemnity payments, and economic conditions, the estimates are revised accordingly. If the Company’s ultimate losses, net of reinsurance, prove to differ substantially from the amounts recorded at December 31, 2000, the related adjustments could have a material adverse effect on the Company’s financial condition, results of operations and liquidity.

          The Company’s asbestos-related liabilities included in unpaid losses and LAE were as follows:

	2000	1999	1998
	(in thousands)
Gross of reinsurance:
Beginning reserves	$ 61,277	$ 67,857	$76,726
Incurred losses and LAE	1,640	1,910	(1,976)
Paid losses and LAE	(13,724)	(8,490)	(6,893)

Ending reserves	$ 49,193	$ 61,277	$67,857

Net of reinsurance:
Beginning reserves	$ 38,851	$ 43,556	$48,578
Incurred losses and LAE	(341)	(341)	(2,754)
Paid losses and LAE	(6,467)	(4,364)	(2,268)

Ending reserves	$ 32,043	$ 38,851	$43,556

The Company’s environmental-related liabilities included in unpaid losses and LAE were as follows:

	2000	1999	1998
	(in thousands)
Gross of reinsurance:
Beginning reserves	$ 41,359	$ 47,036	$45,108
Incurred losses and LAE	(7,848)	5,081	11,895
Paid losses and LAE	(4,028)	(10,758)	(9,967)

Ending reserves	$ 29,483	$ 41,359	$47,036

Net of reinsurance:
Beginning reserves	$ 24,522	$ 29,356	$31,695
Incurred losses and LAE	(3,212)	82	3,644
Paid losses and LAE	(3,290)	(4,916)	(5,983)

Ending reserves	$ 18,020	$ 24,522	$29,356

          Of the total net asbestos reserves, approximately $27.2 million, $32.0 million and $34.2 million related to IBNR losses at December 31, 2000, 1999 and 1998, respectively. Of the total net environmental reserves, approximately $9.2 million, $18.0 million and $20.3 million related to IBNR losses at December 31, 2000, 1999 and 1998, respectively. All incurred asbestos and environmental losses were for accident years 1986 and prior.

          Estimating reserves for asbestos and environmental exposures continues to be difficult because of several factors, including: (i) evolving methodologies for the estimation of the liabilities; (ii) lack of reliable historical claim data; (iii) uncertainties with respect to insurance and reinsurance coverage related to these obligations; (iv) changing judicial interpretations; and (v) changing government standards. Management believes that its reserves for asbestos and environmental claims are appropriately established based upon known facts, existing case law and generally accepted actuarial methodologies. However, due to changing interpretations by courts involving coverage issues, the potential for changes in federal and state standards for clean-up and liability, as well as issues involving policy provisions, allocation of liability among participating insurers, and proof of coverage, the Company’s ultimate exposure for these claims may vary significantly from the amounts currently recorded, resulting in a potential future adjustment that could be material to the Company’s financial condition and results of operations.

5.    Reinsurance
          In the ordinary course of business, PMA Capital’s reinsurance and insurance subsidiaries assume and cede premiums with other insurance companies and are members of various pools and associations. The reinsurance and insurance subsidiaries cede business in order to limit the maximum net loss from large risks and limit the accumulation of many smaller losses from a catastrophic event. The reinsurance and insurance subsidiaries remain primarily liable to their clients in the event their reinsurers are unable to meet their financial obligations.

          The components of net premiums earned and losses and LAE incurred are as follows:

	2000	1999	1998
	(in thousands)
Earned premiums:
Direct	$416,152	$328,590	$286,987
Assumed	393,828	366,029	276,689
Ceded	(278,556)	(154,532)	(96,961)

Net	$531,424	$540,087	$466,715

Losses and LAE incurred:
Direct	$368,424	$262,340	$250,641
Assumed	389,724	243,200	184,309
Ceded	(308,760)	(113,067)	(82,279)

Net	$449,388	$392,473	$352,671

          At December 31, 2000, the Company had reinsurance receivables due from the following unaffiliated reinsurers in excess of 5% of shareholders’ equity:

(in thousands)
The London Reinsurance Group	$334,297
United States Fidelity and Guaranty Company	116,216
Houston Casualty Company	65,058
Underwriters Reinsurance Company	52,832
Mountain Ridge Insurance Company	35,036
American Reinsurance Corporation	31,034
GE Reinsurance Corporation	24,286
SCOR Reinsurance Company	23,253

          The Company performs credit reviews of its reinsurers focusing on, among other things, financial capacity, stability, trends and commitment to the reinsurance business. Prospective and existing reinsurers failing to meet the Company’s standards are excluded from the Company’s reinsurance programs. In addition, the Company requires collateral, typically assets in trust, letters of credit or funds withheld, to support balances due from certain reinsurers, consisting generally of those not authorized to transact business in the applicable jurisdictions. At December 31, 2000 and 1999, the Company’s reinsurance receivables were supported by $553.6 million and $357.2 million of collateral. The Company believes that the amounts receivable from reinsurers are fully collectible and that the allowance for uncollectible items is adequate to cover any disputes about amounts owed by reinsurers to the Company.

6.    Long-Term Debt

          At December 31, 2000 and 1999, the Company had $163.0 million outstanding under its existing Revolving Credit Facility (“Credit Facility”). Under the terms of the Credit Facility, the Company repaid $38.0 million on January 2, 2001 thereby reducing the outstanding debt to $125.0 million, which is the maximum amount PMA Capital can borrow under the Credit Facility. The $125.0 million matures as follows: $62.5 million on December 31, 2001 and $62.5 million on December 31, 2002.

          The Credit Facility bears interest at the London InterBank Offered Rate (“LIBOR”) plus 0.375% on the utilized portion and carries a 0.225% facility fee. The spread over LIBOR and the facility fee are adjustable downward in the future based upon the Company’s debt-to-capitalization ratios. As of December 31, 2000, the interest rate on the utilized portion of the Credit Facility was 7.73%.

          The Company has a letter of credit agreement with a group of banks (the “Letter of Credit Agreement”). At December 31, 2000 and 1999, the aggregate outstanding face amount of letters of credit issued was $40.1 million and $45.9 million, respectively. The Letter of Credit Agreement primarily secures reinsurance liabilities of the insurance subsidiaries of the Company. At December 31, 2000, the commitment fee was 0.15% per annum.

          The debt covenants supporting the Credit Facility and the Letter of Credit Agreement contain provisions that, among other matters, limit the Company’s ability to incur additional indebtedness, merge, consolidate and acquire or sell assets. The debt covenants also require the Company to satisfy certain ratios related to net worth, debt-to-capitalization and interest coverage. Additionally, the debt covenants place restrictions on dividends to shareholders (see Note 14).
PMA CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    Stock Options

          The Company currently has stock option plans in place for stock options granted to officers and other key employees for the purchase of the Company’s Class A Common stock, under which 3,565,992 Class A Common shares were reserved for issuance at December 31, 2000. The stock options are granted under terms and conditions determined by the Stock Option Committee of the Board of Directors. Stock options granted have a maximum term of ten years, generally vest over periods ranging between zero and five years, and are typically granted with an exercise price at least equal to the fair market value of the Class A Common stock on the date the options are granted. Information regarding these option plans is as follows:

	2000		1999		1998
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
Options outstanding, beginning of year	3,320,556	$15.40	3,446,170	$14.39	3,117,612	$13.18
Options granted	411,000	$21.50	427,000	$19.53	826,500	$17.12
Options exercised	(221,905)	$13.02	(515,864)	$11.94	(386,142)	$11.07
Options forfeited or expired	(65,625)	$18.84	(36,750)	$16.53	(111,800)	$12.26

Options outstanding, end of year(1)	3,444,026	$16.22	3,320,556	$15.40	3,446,170	$14.39

Options exercisable, end of year	2,102,509	$14.38	2,160,486	$14.03	2,468,233	$13.32

Option price range at end of year	$8.00 to $21.50		$8.00 to $20.44		$8.00 to $19.00
Option price range for exercised shares	$8.00 to $17.00		$8.00 to $17.00		$8.00 to $17.00
Options available for grant at end of year	121,966		467,341		7,591

(1)
Included in the options outstanding at the end of 2000, 1999 and 1998 are 420,000 options (“Target Price Options”) with an exercise price of $17.00, which become exercisable based on the Company’s Class A Common stock achieving certain target prices, with one-half of those options becoming exercisable at $28.00 and the remaining one-half becoming exercisable at $32.00. In 1998, the Company recorded approximately $1 million in compensation expense related to such options. In 2000, the Company reduced the accrual for such options by approximately $1 million.

          In 2000, all options were granted with an exercise price that exceeded the market value on the grant date (“out-of-the-money”), and such options had a weighted average exercise price of $21.50 and a fair value of $7.16 per share. In 1999, all options were granted out-of-the-money, and such options had a weighted average exercise price of $19.53 per share and a fair value of $9.61 per share. Of the total options granted in 1998, 96% were granted out-of-the-money at an exercise price of $17.03 per share and a weighted average fair value of $3.65 per share. The remaining 4% were granted with an exercise price that was lower than the market value on the grant date, and such options had a weighted average exercise price of $19.00 per share and a weighted average fair value of $7.59 per share.
PMA CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

           Information regarding stock options outstanding and options exercisable at December 31, 2000 is as follows:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of Shares	Weighted Average Remaining Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$8.00 to $11.00	219,261	1.31	$9.70	219,261	$9.70
$11.01 to $14.00	629,600	2.81	$11.81	629,600	$11.81
$14.01 to $17.00	1,754,665	4.90	$16.59	1,220,648	$16.41
$17.01 to $21.50	840,500	8.57	$20.44	33,000	$19.01

          The fair value of options at date of grant was estimated using a binomial option-pricing model with the following weighted average assumptions:

	2000	1999	1998
Expected life (years)	10	10	7.5
Risk-free interest rate	6.5%	4.9%	5.5%
Expected volatility	17%	17%	26%
Expected dividend yield	2.4%	2.0%	1.9%

          The Company has adopted the disclosure-only provision of SFAS No. 123, “Accounting for Stock-Based Compensation.” Accordingly, compensation cost that was recognized in 2000, 1999 and 1998 for stock options, other than Target Price Options, was not significant. Had compensation costs for the Company’s stock option plans been determined based on the fair value at the grant date for awards granted during the year, the Company’s pre-tax income would have been reduced by $2.9 million, $4.1 million and $3.2 million in 2000, 1999 and 1998, respectively. After-tax income would have been reduced by $1.9 million, $2.7 million and $2.1 million or $0.09, $0.12 and $0.09 per basic share and $0.09, $0.11 and $0.08 per diluted share in 2000, 1999 and 1998, respectively.

8.    Income Taxes

          The components of the Federal income tax expense (benefit) from income before cumulative effect of accounting change are:

	2000	1999	1998
	(in thousands)
Current	$(1,120)	$ 9,926	$ 9,910
Deferred	(82)	1,813	425

Income tax expense (benefit)	$(1,202)	$11,739	$10,335

          In addition, the Company recognized a deferred Federal income tax benefit of $1.5 million related to the cumulative effect of accounting change recorded in 1999.
PMA CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

           A reconciliation between the total income tax expense (benefit) and the amounts computed at the statutory Federal income tax rate of 35% is as follows:

	2000	1999	1998
	(in thousands)
Computed at the statutory Federal income tax rate	$ 43	$14,032	$19,274
Increase (decrease) in taxes resulting from:
Reversal of income tax accruals	(1,362)	(2,672)	(12,637)
Other	117	379	3,698

Income tax expense (benefit)	$(1,202)	$11,739	$10,335

          The tax effects of significant temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that represent the net deferred tax asset are as follows:

	2000	1999
	(in thousands)
Discounting of unpaid losses and LAE	$60,762	$ 56,817
Unrealized depreciation of investments	7,741	25,223
Tax credit carryforwards	22,357	21,705
Unearned premiums	16,060	15,612
Allowance for uncollectible accounts	6,297	6,188
Postretirement benefit obligation	5,031	5,179
Other	12,865	14,489

Gross deferred tax asset	131,113	145,213

Deferred acquisition costs	(16,982)	(17,021)
Losses of foreign reinsurance affiliate	(20,970)	(21,130)
Other	(4,150)	(1,699)

Gross deferred tax liability	(42,102)	(39,850)

Net deferred tax asset	$89,011	$105,363

          At December 31, 2000, the Company had $3.8 million of net operating loss carryforwards, which will expire in 2012, and $20.5 million of alternative minimum tax credit carryforwards, which do not expire.

          Management believes that it is more likely than not that the benefit of its deferred tax asset will be fully realized, and therefore has not recorded a valuation allowance.

          The Company’s Federal income tax returns are subject to audit by the Internal Revenue Service (“IRS”), and provisions are made in the financial statements in anticipation of the results of these audits. The Company’s 1996 Federal income tax return is currently under examination by the IRS. In 1998, the IRS completed their examination of the 1994 and 1995 U.S. Federal tax returns. In management’s opinion, adequate liabilities have been established for all years.

          In December 1998, the Company received a refund from the IRS of approximately $15 million. The refund relates to a claim for refund filed by the Company with regard to its 1992 income tax return.
PMA CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    Employee Retirement, Postretirement and Postemployment Benefits

          A.    Pension and Other Postretirement Benefits:

          Pension Benefits—The Company sponsors a qualified non-contributory defined benefit pension plan (the “Qualified Pension Plan”) covering substantially all employees. After meeting certain qualifications, an employee acquires a vested right to future benefits. The benefits payable under the plan are generally determined on the basis of an employee’s length of employment and modified career average salary. The Company’s policy is to fund pension costs in accordance with the Employee Retirement Income Security Act of 1974. The Company also maintains non-qualified unfunded supplemental defined benefit pension plans (the “Non-qualified Pension Plans”) for the benefit of certain key employees. The projected benefit obligation and accumulated benefit obligation for the Non-qualified Pension Plans were $4.4 million and $4.0 million, respectively, as of December 31, 2000.

          Other Postretirement Benefits—In addition to providing pension benefits, the Company provides certain health care benefits for retired employees and their spouses. Substantially all of the Company’s employees may become eligible for those benefits if they meet the requirements for early retirement under the Pension Plan and have a minimum of 10 years employment with the Company. For employees who retired on or subsequent to January 1, 1993, the Company will pay a fixed portion of medical insurance premiums. Retirees will absorb future increases in medical premiums. The Company also provides Medicare Part B reimbursement for certain retirees as well as retiree life insurance.

          The following tables set forth the amounts recognized in the Company’s financial statements with respect to Pension Benefits and Other Postretirement Benefits:

	Pension Benefits		Other Postretirement Benefits
	2000	1999	2000	1999
	(in thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$46,882	$50,280	$ 8,691	$ 9,169
Service cost	1,408	1,597	181	286
Interest cost	3,686	3,372	613	622
Actuarial (gain) loss	2,026	(7,335)	(372)	(975)
Benefits paid	(2,224)	(2,209)	(839)	(411)
Plan amendments and other	(80)	1,177	—	—

Benefit obligation at end of year	$51,698	$46,882	$ 8,274	$ 8,691

Change in plan assets:
Fair value of plan assets at beginning of year	$49,227	$42,816	$ —	$ —
Actual return on plan assets	(3,106)	6,931	—	—
Employer contributions	1,650	1,689	—	—
Benefits paid	(2,224)	(2,209)	—	—
Other	(107)	—	—	—

Fair value of plan assets at end of year	$45,440	$49,227	$ —	$ —

Benefit obligation (greater) less than the fair value of plan assets	$(6,258)	$ 2,345	$ (8,274)	$ (8,691)
Unrecognized actuarial (gain) loss	4,879	(4,722)	(5,080)	(4,957)
Unrecognized prior service (cost) benefit	502	507	(960)	(1,079)
Unrecognized net transition obligation	325	321	—	—

Accrued benefit at end of year	$ (552)	$(1,549)	$(14,314)	$(14,727)

PMA CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Pension Benefits			Other Postretirement Benefits
	2000	1999	1998	2000	1999	1998
	(in thousands)
Components of net periodic benefit cost:
Service cost	$ 1,408	$ 1,597	$ 1,780	$181	$286	$271
Interest cost	3,686	3,372	3,201	613	622	594
Expected return on plan assets	(4,375)	(3,619)	(3,496)	—	—	—
Amortization of transition obligation	(4)	(5)	(3)	—	—	—
Amortization of prior service cost	5	(30)	(91)	(119)	(119)	(119)
Recognized actuarial (gain) loss	(34)	4	(11)	(248)	(155)	(188)

Net periodic benefit cost	$ 686	$ 1,319	$ 1,380	$427	$634	$558

Weighted average assumptions:
Discount rate	7.50%	7.75%	6.75%	7.50%	7.75%	6.75%
Expected return on plan assets	9.00%	9.00%	9.00%	—	—	—
Rate of compensation increase	4.75%	5.00%	4.50%	—	—	—

           For the measurement of Other Postretirement Benefits, a 6.1% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease gradually to 5.50% for 2002 and remain at that level thereafter. A one percentage point change in assumed health care cost trend rates would have an immaterial impact on the total service and interest cost components of the net periodic benefit cost and the postretirement benefit obligation.

          Qualified Pension Plan assets consist of equity securities and fixed maturity securities.

          B.    Defined Contribution Savings Plan—The Company also maintains a voluntary defined contribution savings plan covering substantially all employees. The Company matches employee contributions up to 5% of compensation. Contributions under such plans expensed in 2000, 1999 and 1998 were $2.6 million, $2.3 million and $2.0 million, respectively.

          C.    Postemployment Benefits—The Company provides certain benefits to employees subsequent to their employment, but prior to retirement including severance, long-term and short-term disability payments, salary continuation, postemployment health benefits, supplemental unemployment benefits and other related payments. Postemployment benefits attributable to prior service and/or that relate to benefits that vest or accumulate are accrued presently if the payments are probable and reasonably estimable. Postemployment benefits that do not meet such criteria are accrued when payments are probable and reasonably estimable.

10.    Fair Value of Financial Instruments

          As of December 31, 2000, the carrying amounts for the Company’s financial instruments approximated their estimated fair value. As of December 31, 1999, the carrying amounts for the Company’s financial instruments approximated their estimated fair value, except for interest rate swaps which had a carrying value of zero and a fair value of $305,000. The Company measures the fair value of fixed maturities and interest rate swaps based upon quoted market prices or by obtaining quotes from dealers. The fair value of long-term debt is estimated using discounted cash flow calculations based upon the Company’s current incremental borrowing rate for similar types of borrowing facilities or the rate utilized to prepay obligations, where applicable. For other financial instruments, the carrying values approximate their fair values. Certain financial instruments, specifically amounts relating to insurance contracts, are excluded from this disclosure.
PMA CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.    Transactions with Related Parties

          The Company’s largest shareholder is PMA Foundation (the “Foundation”), a not-for-profit corporation qualified under Section 501(c)(6) of the Internal Revenue Code, whose purposes include the promotion of the common business interests of its members and the economic prosperity of the Commonwealth of Pennsylvania. As of December 31, 2000, the Foundation owned 5,473,450 shares, or 25.4%, of the Company’s Class A Common stock. All but one member of the Company’s Board of Directors currently serve as members of the Foundation’s Board of Trustees. Also, Frederick W. Anton III, Chairman of the Company, serves as President and Chief Executive Officer of the Foundation. The Company and certain of its subsidiaries provide certain administrative services to the Foundation for which the Company and its subsidiaries receive reimbursement. Total reimbursements amounted to $13,000, $13,000 and $14,000 for the years ended December 31, 2000, 1999 and 1998, respectively. The Foundation also leases its Harrisburg, Pennsylvania headquarters facility from a subsidiary of the Company under an operating lease presently requiring rent payments of $25,000 per month, and reimburses a subsidiary of the Company for its use of office space in the Blue Bell, Pennsylvania facility. Rent and related reimbursements paid to the Company’s affiliates by the Foundation amounted to $304,000, $304,000 and $262,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

          The Company incurred legal and consulting expenses aggregating approximately $5.3 million, $5.3 million and $6.5 million in 2000, 1999 and 1998, respectively, from firms in which directors of the Company are partners or principals.

          At both December 31, 2000 and 1999, the Company had notes receivable from officers totalling $56,000 that are accounted for as a reduction of shareholders’ equity. The interest rates on the notes range from 6% to 8%.

          The Company has arranged an executive loan program with a financial institution. The institution provides personal demand loans to officers of the Company at a floating interest rate equal to the financial institution’s prime rate minus  1 /2%. Such loans are collateralized by Class A Common stock beneficially owned by the officer and a Company treasury security. The Company has agreed to purchase any loan made to an officer (including accrued interest and related expenses) from the financial institution in the event that the borrower defaults on the loan. The amount of loans outstanding to current employees as of December 31, 2000 under this program was $2.7 million.

12.    Commitments and Contingencies

          For the years ended December 31, 2000, 1999 and 1998, total rent expense was $3.4 million, $2.7 million and $2.6 million, respectively. At December 31, 2000, the Company was obligated under noncancelable operating leases for office space with aggregate minimum annual rentals of $4.0 million in 2001, $4.9 million in 2002, $4.9 million in 2003, $4.5 million in 2004 and $15.6 million thereafter.

          In the event a property and casualty insurer operating in a jurisdiction where the Company’s insurance subsidiaries also operate becomes or is declared insolvent, state insurance regulations provide for the assessment of other insurers to fund any capital deficiency of the insolvent insurer. Generally, this assessment is based upon the ratio of an insurer’s voluntary premiums written to the total premiums written for all insurers in that particular jurisdiction (see Note 2-J regarding SOP 97-3).

          The Company has provided guarantees of approximately $9.7 million, primarily related to loans on properties in which the Company has an interest.
PMA CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

           The Company is continuously involved in numerous lawsuits arising, for the most part, in the ordinary course of business, either as a liability insurer defending third party claims brought against its insureds, or as an insurer defending coverage claims brought against it by its policyholders or other insurers. While the outcome of all litigation involving the Company, including insurance-related litigation, cannot be determined, litigation is not expected to result in losses that differ from recorded reserves by amounts that would be material to the Company’s financial condition, results of operations or liquidity. In addition, reinsurance recoveries related to claims in litigation, net of the allowance for uncollectible reinsurance, are not expected to result in recoveries that differ from recorded receivables by amounts that would be material to the Company’s financial condition, results of operations or liquidity.

13.    Cost Reduction Initiatives

          During 1997, the Company recorded a $7.0 million pre-tax charge ($4.6 million after-tax) in operating expenses for costs associated with nonvoluntary terminations of approximately 60 employees in various operational and management positions. As of December 31, 2000, approximately $2.6 million of such charges remained in accounts payable, accrued expenses and other liabilities on the balance sheet.

14.    Shareholders’ Equity

          Effective on the close of business April 24, 2000, the Company eliminated its class of Common stock from the Company’s authorized capital and reclassified each issued share of Common stock into one share of Class A Common stock. In addition, the Company authorized 2,000,000 shares of undesignated Preferred stock, $0.01 par value per share. There are no shares of Preferred stock issued or outstanding.

          In 2000, the Company’s Board of Directors adopted a shareholder rights plan that will expire on May 22, 2010. The rights automatically attached to each share of Class A Common stock. Generally, the rights become exercisable after the acquisition of 15% or more of the Company’s Class A Common stock and permit rights-holders to purchase the Company’s Class A Common stock or that of an acquirer at a substantial discount. The Company may redeem the rights for $0.001 per right at any time prior to an acquisition.

          The Company declared dividends on its Common stock of $0.08 per share and $0.32 per share in 2000 and 1999, respectively. The Company declared dividends on its Class A Common stock of $0.39 per share and $0.36 per share in 2000 and 1999, respectively.
PMA CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

           Changes in Common stock and Class A Common stock shares were as follows:

	2000	1999	1998
Class A Common stock:
Balance at beginning of year	11,358,280	10,486,677	9,156,682
Conversion of Common stock into Class A Common stock	13,084,665	871,603	1,329,995

Balance at end of year	24,442,945	11,358,280	10,486,677

Common stock:
Balance at beginning of year	13,084,665	13,956,268	15,286,263
Conversion of Common stock into Class A Common stock	(13,084,665)	(871,603)	(1,329,995)

Balance at end of year	—	13,084,665	13,956,268

Treasury stock—Class A Common stock:
Balance at beginning of year	1,665,426	648,714	38,947
Purchase of treasury shares	988,800	1,526,500	995,909
Reissuance of treasury shares under employee benefit plans	(220,604)	(509,788)	(386,142)
Conversion of Common stock into Class A Common stock	436,007	—	—

Balance at end of year	2,869,629	1,665,426	648,714

Treasury stock—Common stock:
Balance at beginning of year	436,007	436,007	435,474
Conversion of Common stock into Class A Common stock	(436,007)	—	—
Purchase of treasury shares	—	—	533

Balance at end of year	—	436,007	436,007

          In 1998, the Company’s Board of Directors authorized a plan to repurchase shares of Common stock and Class A Common stock in an amount not to exceed $25.0 million. The Company’s Board of Directors authorized an additional $15.0 million and $50.0 million of share repurchase authority in 2000 and 1999, respectively. Since the inception of its share repurchase program, PMA Capital has repurchased a total of approximately 3.5 million shares at a cost of $67.5 million, which represents approximately 15% of the outstanding shares (1.0 million shares at a cost of $18.4 million in 2000; 1.5 million shares at a cost of $30.2 million in 1999; and 1.0 million shares at a cost of $18.8 million in 1998). PMA Capital’s remaining share repurchase authorization at December 31, 2000 is $22.5 million. Decisions regarding share repurchases are subject to prevailing market conditions and an evaluation of the costs and benefits associated with alternative uses of capital.

          The Company’s domestic insurance subsidiaries’ ability to pay dividends to the holding company is limited by the insurance laws and regulations of Pennsylvania. Under Pennsylvania laws and regulations, dividends may not be paid without prior approval of the Pennsylvania Insurance Commissioner in excess of the greater of (i) 10% of policyholders’ surplus as of the end of the preceding year or (ii) statutory net income for the preceding year, but in no event to exceed statutory unassigned surplus. Effective September 30, 2000, PMA Capital realigned the ownership structure of its domestic statutory insurance companies, such that all of PMA Capital’s domestic insurance entities are now owned by PMA Capital Insurance Company (formerly known as PMA Reinsurance Corporation).

          As a result of this statutory realignment, dividends from the Pooled Companies and Caliber One Indemnity Company may not be paid directly to PMA Capital. Instead, only PMA Capital Insurance Company, a Pennsylvania domiciled company, may pay dividends directly to PMA Capital. As of December 31, 2000, approximately $53 million of dividends are available to be paid to PMA Capital without the prior approval of the Pennsylvania Insurance Commissioner during 2001. As of December 31, 2000, The PMA Insurance Group can pay up to $20.1 million in dividends to PMA Capital Insurance Company during 2001. Under Delaware law (which is substantially similar to Pennsylvania law with respect to dividends), Caliber One can pay up to $5.5 million in dividends to PMA Capital Insurance Company in 2001. Dividends received from subsidiaries were $36.0 million, $43.2 million and $35.5 million in 2000, 1999 and 1998, respectively.

          PMA Capital’s dividends to shareholders are restricted by its debt agreements. Under the terms of the Credit Facility and the Letter of Credit Agreement, under the most restrictive debt covenant, the Company could pay dividends of approximately $9.5 million in 2001.

15.    Earnings Per Share

          A reconciliation of the shares used as the denominator of the basic and diluted earnings per share computations is presented below:

	2000	1999	1998
Basic shares—weighted average Common and Class A Common shares outstanding	21,898,967	22,976,326	23,608,618
Effect of dilutive stock options	454,655	809,590	916,270

Total diluted shares	22,353,622	23,785,916	24,524,888

          For all years presented, there were no differences in the numerator (income before cumulative effect of accounting change) for the basic and diluted earnings per share calculation.

          The effect of 840,500, 12,500 and 42,000 stock options were excluded from the computation of diluted earnings per share because they would have been anti-dilutive for 2000, 1999 and 1998, respectively.
PMA CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.    Business Segments

          The Company’s pre-tax operating income (loss) by principal business segment, and net income were:

	2000	1999	1998
	(in thousands)
Components of pre-tax operating income (loss) and net income(1):
PMA Re	$(7,297)	$50,319	$46,408
The PMA Insurance Group:
Excluding Run-off Operations	21,646	18,389	10,018
Run-off Operations	(45)	(189)	452

Total	21,601	18,200	10,470
Caliber One	(7,014)	83	(1,606)
Corporate and Other	(19,142)	(20,765)	(21,948)

Pre-tax operating income (loss)	(11,852)	47,837	33,324
Net realized investment gains (losses)	11,975	(7,745)	21,745

Income before income taxes and cumulative effect of accounting change	123	40,092	55,069
Income tax expense (benefit)	(1,202)	11,739	10,335

Income before cumulative effect of accounting change	1,325	28,353	44,734
Cumulative effect of accounting change, net of tax	—	(2,759)	—

Net income	$ 1,325	$25,594	$44,734

(1)
Operating income differs from net income under GAAP because operating income excludes net realized investment gains and losses. Pre-tax operating income (loss) represents income (loss) from continuing operations before income taxes, excluding net realized investment gains and losses. The Company excludes net realized investment gains (losses) from the profit and loss measure it utilizes to assess the performance of its operating segments because (i) net realized investment gains (losses) are unpredictable and not necessarily indicative of current operating fundamentals or future performance and (ii) in many instances, decisions to buy and sell securities are made at the holding company level, and such decisions result in net realized gains (losses) that do not relate to the operations of the individual segments.

          The Company’s revenues, substantially all of which are generated within the U.S., by principal business segment were as follows:

	2000	1999	1998
	(in thousands)
Revenues:
PMA Re	$302,234	$351,548	$278,293
The PMA Insurance Group:
Excluding Run-off Operations	306,333	277,890	311,469
Run-off Operations	4,083	4,412	4,761

Total	310,416	282,302	316,230
Caliber One	33,223	27,188	3,203
Corporate and Other	2,142	1,824	4,010
Net realized investment gains (losses)	11,975	(7,745)	21,745

Total revenues	$659,990	$655,117	$623,481

          The Company recorded amortization and depreciation expense of $7.4 million, $7.4 million and $7.1 million in 2000, 1999 and 1998, respectively. PMA Re, The PMA Insurance Group and Caliber One recorded amortization and depreciation expense of $1.8 million, $3.6 million and $1.1 million respectively, in 2000; $2.8 million, $3.0 million and $600,000, respectively, in 1999; and $2.0 million, $4.2 million and $300,000, respectively, in 1998.

          The Company’s total assets by principal business segment were as follows:

	2000	1999	1998
	(in thousands)
Assets(1):
PMA Re	$1,539,853	$1,351,962	$1,417,901
The PMA Insurance Group:
Excluding Run-off Operations	1,640,450	1,667,673	1,883,575
Run-off Operations	47,926	79,003	95,110

Total	1,688,376	1,746,676	1,978,685
Caliber One	239,660	160,194	69,083
Corporate and Other	1,517	(13,745)	(4,951)

Total assets	$3,469,406	$3,245,087	$3,460,718

(1)	Equity investments in subsidiaries, which eliminate in consolidation, are excluded from total assets for each segment.

          PMA Re distributes its products through major reinsurance brokers, and PMA Re’s top four such brokers accounted for approximately 83% of PMA Re’s gross premiums in force at December 31, 2000. During 2000, 1999 and 1998, total revenues amounting to $75.7 million, $158.8 million and $70.6 million, respectively, were placed through brokers which individually exceeded 10% of the Company’s total revenue. In 2000, 1999 and 1998, casualty reinsurance lines at PMA Re represented 28.9%, 35.3% and 35.5%, respectively, of the Company’s total net premiums written.

          The PMA Insurance Group’s operations are concentrated in seven contiguous states in the Mid-Atlantic and Southern regions of the U.S. As such, economic trends in individual states may not be independent of one another. Also, The PMA Insurance Group’s products are highly regulated by each of these states. For many of The PMA Insurance Group’s products, the insurance departments of the states in which it conducts business must approve rates and policy forms. In addition, workers’ compensation benefits are determined by statutes and regulations in each of these states. While The PMA Insurance Group considers factors such as rate adequacy, regulatory climate and economic factors in its underwriting process, unfavorable developments in these factors could have an adverse impact on the Company’s financial condition and results of operations. In 2000, 1999 and 1998, workers’ compensation net premiums written at The PMA Insurance Group represented 36.9%, 31.8% and 39.4%, respectively, of the Company’s total net premiums written.

          The Company actively manages its exposure to catastrophes through its underwriting process, where the Company generally monitors the accumulation of insurable values in catastrophe prone regions. Also, in writing property reinsurance coverages, PMA Re typically requires per occurrence loss limitations for contracts that could have catastrophe exposure. Through per risk reinsurance, the Company manages its net retention in each exposure. PMA Re’s property per occurrence reinsurance provides catastrophe protection of $50.0 million in excess of $10.0 million on its traditional property book. Under certain conditions, PMA Re may recover $6.0 million of the $10.0 million retention for multiple net catastrophe losses. PMA Re also maintains catastrophe protection of $12.5 million in excess of $5.0 million for property exposures underwritten by its Finite Risk and Financial Products unit. PMA Re can also recover an additional $40.0 million of Finite Risk and Financial Products occurrence losses under certain industry loss scenarios. The PMA Insurance Group maintains catastrophe reinsurance protection of $27.7 million excess of $850,000 and Caliber One maintains catastrophe reinsurance protection of $17.5 million excess of $2.5 million. The Company’s loss and LAE ratios have not been significantly impacted by catastrophes in 2000, 1999 or 1998. Although the Company believes that it has adequate reinsurance to protect against the estimated probable maximum gross loss from a catastrophe, an especially severe catastrophe or series of catastrophes could exceed the Company’s reinsurance and/or retrocessional protection and may have a material adverse impact on the Company’s financial condition, results of operations and liquidity.

17.    Statutory Financial Information

          These consolidated financial statements vary in certain respects from those prepared using statutory accounting practices prescribed or permitted by the Pennsylvania Insurance Department and the Delaware Insurance Department, (collectively “SAP”). Prescribed SAP includes state laws, regulations and general administrative rules, as well as a variety of National Association of Insurance Commissioners (“NAIC”) publications. Permitted SAP encompasses all accounting practices that are not prescribed. In 1998, the NAIC adopted the Codification of Statutory Accounting Principles (“Codification”) guidance, which will replace the current Accounting Practices and Procedures manual as the NAIC’s primary guidance on statutory accounting. Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas, such as deferred income taxes. Effective December 31, 2000, the Company’s insurance subsidiaries implemented the Codification guidelines, resulting in an increase of $20.5 million in its statutory surplus.

          SAP net income (loss) and capital and surplus for PMA Capital’s domestic insurance subsidiaries are as follows:

	2000	1999	1998
	(in thousands)
SAP net income (loss):
PMA Capital Insurance Co.	$ 8,920	$ 34,412	$ 29,746
The PMA Insurance Group	4,847	6,963	23,034
Caliber One Indemnity Co.	5,233	(5,453)	(90)

Total	$ 19,000	$ 35,922	$ 52,690

SAP capital and surplus:
PMA Capital Insurance Co.	$ 529,631	$287,635	$287,466
The PMA Insurance Group	254,633	265,162	281,947
Caliber One Indemnity Co.	42,859	32,838	25,032
Eliminations(1)	(297,492)	(32,838)	(25,032)

Total	$ 529,631	$552,797	$569,413

(1)
Caliber One Indemnity Company’s surplus is eliminated as it is included in the statutory surplus of PMA Capital Insurance Company. At December 31, 2000, the surplus of The PMA Insurance Group’s domestic insurance subsidiaries is eliminated as it is included in the statutory surplus of PMA Capital Insurance Company.

PMA CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

           A reconciliation of PMA Capital’s domestic insurance subsidiaries’ SAP net income to the Company’s GAAP net income is as follows:

	2000	1999	1998
	(in thousands)
SAP net income—domestic insurance subsidiaries	$19,000	$35,922	$52,690
GAAP adjustments:
Change in deferred acquisition costs	(109)	(1,159)	4,504
Benefit (provision) for deferred income taxes	(5,205)	3,937	14,012
Cumulative effect of accounting change	—	(2,759)	—
Allowance for doubtful accounts	(454)	1,750	—
Guaranty fund and loss based assessments	1,362	1,306	—
Other	(5,733)	4,700	4,366

GAAP net income—domestic insurance subsidiaries	8,861	43,697	75,572
Other entities and eliminations	(7,536)	(18,103)	(30,838)

GAAP net income	$ 1,325	$25,594	$44,734

          A reconciliation of PMA Capital’s domestic insurance subsidiaries’ SAP capital and surplus to the Company’s GAAP shareholders’ equity is as follows:

	2000	1999	1998
	(in thousands)
SAP capital and surplus—domestic insurance subsidiaries	$529,631	$552,797	$569,413
GAAP adjustments:
Deferred acquisition costs	48,522	52,574	49,803
Deferred income taxes	41,843	80,602	71,835
Allowance for doubtful accounts	(16,152)	(21,650)	(19,650)
Retirement accruals	(346)	(9,965)	(10,244)
Reversal of non-admitted assets	45,815	21,136	22,727
Unrealized gain (loss) on fixed maturities available for sale	(12,789)	(40,654)	27,703
Other	10,224	8,241	12,279

GAAP shareholders’ equity—domestic insurance subsidiaries	646,748	643,081	723,866
Other entities and eliminations	(206,702)	(213,938)	(212,386)

GAAP shareholders’ equity	$440,046	$429,143	$511,480

18.    Dispositions

          Effective July 1, 1998, the Company sold PMA Insurance, Cayman Ltd., one of the entities included in The PMA Insurance Group’s Run-off operations, which reinsures claims for certain policies written by other members of The PMA Insurance Group, to a third party for a purchase price of $1.8 million and recorded an after-tax loss of $1.6 million. This transaction included the transfer of $231.5 million in cash and invested assets to the buyer.

          At December 31, 2000, the Company has recorded $221.3 million in reinsurance receivables related to this transaction, all of which are secured by assets in trust or by letters of credit. If the actual claim payments in the aggregate exceed the estimated payments upon which the loss reserves have been established, the Company has agreed to indemnify the buyer, up to a maximum of $15.0 million. If the actual claim payments in the aggregate are less than the estimated payments upon which the loss reserves have been established, the Company will participate in such favorable loss reserve development.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

          The following is a discussion of the financial condition of PMA Capital Corporation and its consolidated subsidiaries (“PMA Capital” or the “Company”) as of December 31, 2000, compared with December 31, 1999, and the results of operations of PMA Capital for 2000 and 1999, compared with the immediately preceding year. The balance sheet information presented below is as of December 31 for each respective year. The statement of operations information is for the year ended December 31 for each respective year.

          This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements, which involve inherent risks and uncertainties. Statements that are not historical facts, including statements about PMA Capital’s beliefs and expectations, are forward-looking statements. These statements are based upon current estimates, assumptions and projections. Actual results may differ materially from those projected in such forward-looking statements, and therefore, investors should not place undue reliance on them. See Forward-Looking Statements for a list of factors that could cause actual results to differ materially from those contained in any forward-looking statement.

          This discussion and analysis should be read in conjunction with the audited Consolidated Financial Statements and Notes thereto presented on pages F-30 to F-58 in this prospectus.

Consolidated Results

          The major components of operating revenues, pre-tax operating income (loss) and net income are as follows:

	2000	1999	1998
	(in thousands)
Operating revenues:
Net premiums written	$545,555	$563,510	$474,761

Net premiums earned	$531,424	$540,087	$466,715
Net investment income	102,591	110,057	120,125
Other revenues	14,000	12,718	14,896

Total operating revenues	$648,015	$662,862	$601,736

Components of pre-tax operating income (loss)(1) and net income:
PMA Re	$ (7,297)	$ 50,319	$ 46,408
The PMA Insurance Group:
Excluding Run-off operations	21,646	18,389	10,018
Run-off operations	(45)	(189)	452

Total	21,601	18,200	10,470
Caliber One	(7,014)	83	(1,606)
Corporate and Other	(19,142)	(20,765)	(21,948)

Pre-tax operating income (loss)	(11,852)	47,837	33,324
Net realized investment gains (losses)	11,975	(7,745)	21,745

Income before income taxes and cumulative effect of accounting change	123	40,092	55,069
Income tax expense (benefit)	(1,202)	11,739	10,335

Income before cumulative effect of accounting change	1,325	28,353	44,734
Cumulative effect of accounting change, net of tax	—	(2,759)	—

Net income	$ 1,325	$ 25,594	$ 44,734

(1)
Operating income differs from net income under generally accepted accounting principles (“GAAP”) because operating income excludes net realized investment gains and losses. Pre-tax operating income (loss) represents income (loss) from continuing operations before income taxes, excluding net realized investment gains and losses. The Company excludes net realized investment gains (losses) from the profit and loss measure it utilizes to assess the performance of its operating segments because (i) net realized investment gains (losses) are unpredictable and not necessarily indicative of current operating fundamentals or future performance and (ii) in many instances, decisions to buy and sell securities are made at the holding company level, and such decisions result in net realized gains (losses) that do not relate to the operations of the individual segments.

          Consolidated operating revenues were $648.0 million, $662.9 million and $601.7 million in 2000, 1999 and 1998, respectively. The decrease in operating revenues in 2000, compared to 1999, primarily reflects lower net premiums earned at PMA Re and lower net investment income, partially offset by higher net premiums earned at The PMA Insurance Group and Caliber One. The increase in operating revenues in 1999, compared to 1998, primarily reflects higher net premiums earned at PMA Re and Caliber One, partially offset by lower net premiums earned and net investment income at The PMA Insurance Group.

          Operating income is one of the primary performance measures used by the Company to monitor and assess the performance of its insurance operations. In 2000, the Company recorded a pre-tax operating loss of $11.9 million and an after-tax operating loss of $6.5 million, compared to pre-tax operating income of $47.8 million and after-tax operating income of $33.4 million in 1999. The 2000 operating loss includes a charge of $40 million after-tax ($60 million pre-tax) for higher than expected losses and loss adjustment expenses (“LAE”) in certain lines of business written by PMA Re. To a lesser extent, the 2000 results also reflect higher losses from certain lines of business written by Caliber One. Improved earnings at The PMA Insurance Group and a lower effective tax rate in 2000 partially offset the decline in earnings caused by PMA Re and Caliber One.

          In 1999, pre-tax operating income and after-tax operating income were $47.8 million and $33.4 million, respectively, compared to $33.3 million and $30.6 million in 1998. The increase in pre-tax and after-tax operating income was primarily due to higher pre-tax operating income for The PMA Insurance Group and PMA Re, and lower interest expense. The increase in after-tax operating income in 1999 was partially offset by a higher effective tax rate in 1999.

          Net income was $1.3 million, $25.6 million and $44.7 million in 2000, 1999 and 1998, respectively. Net income for 1999 includes an after-tax charge of $2.8 million for the effect of adopting Statement of Position (“SOP”) 97-3, “Accounting by Insurance and Other Enterprises for Insurance-Related Assessments.” See Recent Accounting Pronouncements on page F-37 for additional information.

          Net income also includes after-tax gains and losses on the sale of investments. The timing and recognition of such gains and losses are unpredictable and are not indicative of current operating fundamentals or future operating performance. Accordingly, such gains and losses are not included as a component of operating income (loss). After-tax net realized investment gains were $7.8 million for 2000, compared to after-tax net realized investment losses of $5.0 million in 1999 and after-tax net realized investment gains of $14.1 million for 1998. Realized investment gains in 2000 reflect the sale of equity securities, which had reached the Company’s targeted price level. The realized losses for 1999 reflect sales of investments in a rising interest rate environment in order to invest in yield enhancing investment opportunities. The realized gains in 1998 reflect sales of investments in a declining interest rate environment.

PMA Re

          Summarized financial results of PMA Re are as follows:

	2000	1999	1998
	(dollar amounts in thousands)
Net premiums written	$261,505	$278,998	$234,010

Net premiums earned	$251,109	$293,862	$223,559
Net investment income	51,125	57,686	54,734

Operating revenues	302,234	351,548	278,293

Losses and LAE	229,925	206,891	154,062
Acquisition and operating expenses	79,606	94,338	77,823

Total losses and expenses	309,531	301,229	231,885

Pre-tax operating income (loss)	$ (7,297)	$ 50,319	$ 46,408

GAAP loss and LAE ratio	91.6%	70.4%	68.9%
GAAP combined ratio	123.3%	102.5%	103.7%

          PMA Re’s pre-tax operating loss was $7.3 million in 2000, compared to pre-tax operating income of $50.3 million in 1999 and $46.4 million in 1998. The operating loss in 2000 includes a pre-tax charge of $60 million relating to the effects of higher than expected losses and LAE (see discussion below in Losses and Expenses). The increase in PMA Re’s pre-tax operating income in 1999, compared to 1998, was primarily due to an increase in net investment income, and to a lesser extent, slower growth in operating expenses relative to premium growth, partially offset by increased losses and LAE.

Premiums

          PMA Re’s gross premiums written by business unit and major lines of business are as follows:

	2000	1999	1998
	(in thousands)
Business Unit:
Traditional—Treaty	$224,226	$180,475	$190,749
Finite Risk and Financial Products	109,062	69,989	7,300
Specialty—Treaty	50,971	88,433	79,711
Facultative	10,564	4,710	6,576

Total	$394,823	$343,607	$284,336

Major Lines of Business:
Casualty	$268,877	$246,660	$206,317
Property	123,393	95,183	76,975
Other	2,553	1,764	1,044

Total	$394,823	$343,607	$284,336

          PMA Re’s net premiums written by business unit and major lines of business are as follows:

	2000	1999	1998
	(in thousands)
Business Unit:
Traditional—Treaty	$134,724	$137,686	$159,686
Finite Risk and Financial Products	89,254	69,551	6,971
Specialty—Treaty	34,062	68,818	64,625
Facultative	3,465	2,943	2,728

Total	$261,505	$278,998	$234,010

Major Lines of Business:
Casualty	$157,887	$199,113	$168,452
Property	101,086	78,148	64,497
Other	2,532	1,737	1,061

Total	$261,505	$278,998	$234,010

          The increase in PMA Re’s gross premiums written of $51.2 million in 2000, compared to 1999, primarily reflects the success of the Finite Risk and Financial Products unit in achieving targeted growth by providing non-traditional reinsurance coverages mostly to small- and medium-sized insurers. Also contributing to the growth in gross premiums written were price increases in all segments of PMA Re’s business. The improvement in gross premiums written was partially offset by a decline of $37.5 million for the Specialty—Treaty unit due to competitive rates and conditions in the professional liability market, which caused PMA Re to non-renew business that did not meet its price guidelines. In addition, gross premiums written included $17.5 million of premiums recognized in 2000 as a result of a change in the estimate of ultimate premiums by underwriting year.

          Net premiums written decreased by $17.5 million in 2000, compared to 1999, as increases in ceded premiums of $68.7 million for 2000, compared to 1999, more than offset the growth in gross premiums written. The increase in ceded premiums was primarily due to additional ceded premiums of $52.1 million on existing retrocessional contracts covering the higher than expected losses and LAE. Also contributing to the increase in ceded premiums was $17 million from the effect of one casualty reinsurance treaty, on which substantially all of the assumed premiums were retroceded.

           In 1999, gross premiums written increased 21% and net premiums written increased 19%, primarily reflecting the expansion of the Finite Risk and Financial Products unit, which resulted in $49.2 million in net casualty writings and $20.1 million in net property writings.

          Net premiums earned decreased 15% in 2000, compared to 1999, and increased 31% in 1999, compared to 1998. Generally, trends in net premiums earned follow patterns similar to net premiums written, with premiums being earned principally on a pro rata basis over the terms of the contracts. However, in 2000, net premiums earned declined at a higher rate than net premiums written due largely to the additional ceded premiums mentioned above, which were all earned when recorded. Additionally, PMA Re’s earned premiums for 1999 include approximately $32 million related to a revision in the methodology used in estimating unearned premiums on in-force contracts. PMA’s Re’s earned premiums for 1999 increased at a greater rate than net written premiums primarily due to this revision.

Losses and Expenses

          The components of the GAAP combined ratios are as follows:

	2000	1999	1998
Loss and LAE ratio	91.6%	70.4%	68.9%

Expense ratio:
Acquisition expenses	26.1%	27.5%	28.9%
Operating expenses	5.6%	4.6%	5.9%

Total expense ratio	31.7%	32.1%	34.8%

GAAP combined ratio(1)	123.3%	102.5%	103.7%

(1)	The combined ratio computed on a GAAP basis is equal to losses and LAE, plus acquisition expenses and operating expenses, all divided by net premiums earned.

          PMA Re’s loss and LAE ratio increased significantly in 2000, reflecting the recognition in the third quarter of 2000 of the effects of higher than expected losses and LAE in certain lines of business, primarily coverages for 1998 and 1999 written on a pro rata basis, partially offset by lower than expected losses and LAE for treaties covering losses occurring in accident years 1996 and prior. In the third quarter of 2000, PMA Re’s actuarial department conducted its routine semi-annual reserve study to determine the impact of any emerging data on anticipated loss development trends and recorded unpaid losses and LAE reserves. Based on the actuarial work performed, which included analyzing recent trends in the levels of the reported and paid claims, an updated selection of actuarially determined loss reserve estimates was developed by accident year for each major line of business written by PMA Re. Management’s selection of the ultimate losses indicated that gross loss reserves at September 30, 2000 needed to be increased by $83.2 million. Under existing retrocessional contracts, $60.0 million of gross losses were ceded to PMA Re’s retrocessionaires, resulting in an impact on net incurred losses and LAE of $23.2 million. The increase in incurred losses and LAE, combined with $35.0 million of ceded premiums and interest on funds held under existing retrocessional contracts covering the ceded losses, resulted in a pre-tax charge of approximately $60 million to PMA Re’s operating results in 2000.

          The increase in the estimate of gross loss and LAE reserves primarily reflects higher than anticipated losses mainly in the Company’s pro rata business, where PMA Re participates with the insured by agreeing to pay a pre-determined percentage of all losses arising under a particular insurance contract of the insured in exchange for the same pre-determined percentage of all applicable premiums received under that contract. The concentration of estimated adverse loss development was in PMA Re’s pro rata reinsurance business related primarily to general liability treaties covering losses in 1998 and 1999, property treaties covering 1999 losses and, to a lesser extent, commercial automobile liability treaties covering losses in 1998 and 1999. In addition, the reserve increase reflects unfavorable prior year loss reserve development (“prior year development”) in the excess of loss general liability line for accident years 1998 and 1999.

           A comprehensive review performed by senior underwriting, claims and financial personnel concluded that PMA Re has already non-renewed a significant portion of the accounts that contributed to the higher than expected losses. In addition, PMA Re believes that it obtained adequate price increases and/or improvements in contract terms and conditions on substantially all of the accounts renewed in 2000 that contributed to the higher than expected losses for prior accident years.

          See the discussion of Loss Reserves and Reinsurance on pages F-72 to F-74 for additional information, and see the Forward-Looking Statements on page ii for a discussion of factors that may adversely impact PMA Re’s loss and LAE ratio.

          In 2000, PMA Re’s expense ratio declined 0.4 points, compared to 1999, as a result of the acquisition expense ratio decreasing by 1.4 points and the operating expense ratio increasing by 1.0 point. The decline in the acquisition ratio was due largely to lower commission rates paid, partially offset by the unfavorable impact of the additional ceded premium on retrocessional contracts discussed above, with no associated ceding commissions. The increase in the operating expense ratio was due to a $500,000, or 4%, increase in operating expenses coupled with the decline in net earned premiums described above.

          In 1999, PMA Re’s combined ratio decreased slightly to 102.5%, compared with 103.7% in 1998, primarily as a result of a decline in the expense ratio. The expense ratio decreased 2.7 points in 1999, compared to 1998, primarily due to growth in premiums earned that outpaced the increase in expenses.

Net Investment Income

          Net investment income was $51.1 million, $57.7 million and $54.7 million in 2000, 1999 and 1998, respectively. The decrease in 2000, compared to 1999, principally reflects an increase of $9.2 million in interest credited on ceded retrocessional funds held treaties under which PMA Re ceded premiums and losses during 2000 as discussed above. Excluding the impact of the interest credited on funds held treaties, net investment income increased in 2000 due to higher yields on invested assets resulting from a portfolio shift towards higher yielding invested assets, which began in the second quarter of 1999 and was substantially completed by the beginning of the fourth quarter of 1999. The improvement in net investment income in 1999, compared to 1998, also resulted from this portfolio shift.

The PMA Insurance Group

          The PMA Insurance Group is principally comprised of three insurance companies, collectively, the “Pooled Companies” and Run-off operations. Run-off operations of The PMA Insurance Group were classified by management and segregated from ongoing operations effective December 31, 1996. The Run-off operations have been established to reinsure certain obligations primarily associated with workers’ compensation claims written by the Pooled Companies for the years 1991 and prior. The Run-off operations have been segregated into separate legal entities and substantially all of the assets of the Run-off operations are held in trust for the benefit of the Pooled Companies.

           Summarized financial results of The PMA Insurance Group are as follows:

	2000	1999	1998
	(in thousands)
The PMA Insurance Group
Net premiums written	$268,839	$233,713	$234,837

Net premiums earned	$252,348	$221,934	$241,928
Net investment income	47,969	50,282	64,580
Other revenues	10,099	10,086	9,722

Operating revenues	310,416	282,302	316,230

Losses and LAE	189,001	166,674	197,525
Acquisition and operating expenses	80,959	78,287	90,499
Dividends to policyholders	18,855	19,141	17,736

Total losses and expenses	288,815	264,102	305,760

Pre-tax operating income	$ 21,601	$ 18,200	$ 10,470

The PMA Insurance Group Excluding Run-off Operations
Net premiums written	$268,839	$233,713	$244,237

Net premiums earned	$252,348	$221,934	$251,328
Net investment income	43,886	45,870	50,419
Other revenues	10,099	10,086	9,722

Operating revenues	306,333	277,890	311,469

Losses and LAE	186,317	163,375	196,018
Acquisition and operating expenses	79,515	76,985	87,697
Dividends to policyholders	18,855	19,141	17,736

Total losses and expenses	284,687	259,501	301,451

Pre-tax operating income	$ 21,646	$ 18,389	$ 10,018

Run-off Operations
Net premiums written	$ —	$ —	$ (9,400)

Net premiums earned	$ —	$ —	$ (9,400)
Net investment income	4,083	4,412	14,161

Operating revenues	4,083	4,412	4,761

Losses and LAE	2,684	3,299	1,507
Acquisition and operating expenses	1,444	1,302	2,802

Total losses and expenses	4,128	4,601	4,309

Pre-tax operating income (loss)	$ (45)	$ (189)	$ 452

          Pre-tax operating income for The PMA Insurance Group increased in 2000 to $21.6 million, compared to pre-tax operating income of $18.2 million and $10.5 million in 1999 and 1998, respectively. The 19% increase in operating income in 2000, compared to 1999, is primarily due to improved underwriting results reflecting improving prices on both new and renewal business, partially offset by lower net investment income. The significant increase in operating income in 1999, compared to 1998, was primarily due to improved underwriting results, reflecting better loss experience and lower operating expenses resulting from ongoing cost reduction initiatives. In addition, the improvement in operating income in 1999 reflected a reduction in the level of net exposures underwritten due to disciplined and focused underwriting as well as an increase in the use of reinsurance.

           The PMA Insurance Group Excluding Run-off Operations

Premiums

	2000	1999	1998
	(in thousands)
Workers’ compensation and integrated disability:
Direct premiums written	$246,617	$210,118	$186,684
Premiums assumed	3,620	4,588	4,786
Premiums ceded	39,367	30,900	2,356

Net premiums written	$210,870	$183,806	$189,114

Commercial Lines:
Direct premiums written	$ 83,381	$ 78,953	$ 90,857
Premiums assumed	1,848	1,782	2,368
Premiums ceded	27,260	30,828	38,102

Net premiums written	$ 57,969	$ 49,907	$ 55,123

Total:
Direct premiums written	$329,998	$289,071	$277,541
Premiums assumed	5,468	6,370	7,154
Premiums ceded	66,627	61,728	40,458

Net premiums written	$268,839	$233,713	$244,237

          Direct workers’ compensation and integrated disability premiums written increased in 2000, compared to 1999, primarily due to increased prices on workers’ compensation and an increase in the volume of risks underwritten for the workers’ compensation and integrated disability lines of business.

          Direct workers’ compensation and integrated disability premiums written increased in 1999, compared to 1998, due to an increase in the volume of risks underwritten. Continued intense price competition and selected non-renewal of unprofitable accounts tempered increases in direct premiums written in 1999.

          In recent years, The PMA Insurance Group increased its writings of workers’ compensation premiums through focused marketing efforts in its principal marketing territory. It also benefited in 2000 and, to a lesser extent, in 1999, from writing business for insureds mainly operating in The PMA Insurance Group’s principal marketing territory but with some operations in other states. In addition, The PMA Insurance Group continues to balance the risk profile of its workers’ compensation portfolio by increasing its percentage of writings in relatively lower hazard classes of business and reducing its percentage of writings in higher hazard classes of business. For example, lower hazard classes of business such as health care, schools/colleges and retail represented 30%, 33% and 26% of total direct workers’ compensation premiums written in 2000, 1999 and 1998, respectively, compared to higher hazard classes of business such as construction, which represented 13%, 15% and 21% of total direct workers’ compensation premiums written in 2000, 1999 and 1998, respectively.

          Because manual rate fluctuations directly affect the prices that The PMA Insurance Group can charge for its rate sensitive workers’ compensation products, which include fixed cost and dividend policies, such fluctuations in manual rate levels have had an effect on workers’ compensation premium volume. The premium charged on a fixed-cost policy is primarily based upon the manual rates filed with the state insurance department. Manual rates in The PMA Insurance Group’s principal marketing territories for workers’ compensation increased on average approximately 8% in 2000, compared to a decline of 3% in 1999 and 13% in 1998. The increase in 2000 manual rates reflects the effects of higher average medical and indemnity costs in recent years. In comparison, manual rates declined in 1999 and 1998 as a result of a lower frequency of workers’ compensation claims.

           During 2000, direct writings of commercial lines of business other than workers’ compensation, such as commercial auto, general liability, umbrella, multi-peril and commercial property lines (collectively, “Commercial Lines”) increased $4.4 million, compared to 1999. This increase was primarily due to rate increases for commercial auto and commercial package lines, partially offset by non-renewals of certain accounts that did not meet underwriting standards. During 1999, direct writings of Commercial Lines decreased $11.9 million, compared to 1998, primarily due to planned reductions in such lines and competitive conditions, which caused The PMA Insurance Group to non-renew some of its Commercial Lines business.

          Premiums ceded increased $4.9 million for 2000, compared to 1999, reflecting an increase of $8.5 million in ceded workers’ compensation and integrated disability premiums, partially offset by a decrease of $3.6 million in ceded premiums for Commercial Lines. The increase in workers’ compensation premiums ceded is primarily due to the increase in direct writings for these products. The decrease in Commercial Lines premiums ceded is primarily due to an increase in the reinsurance retention for the commercial casualty lines of business from $175,000 to $250,000, effective January 1, 2000. The $21.2 million increase in premiums ceded for 1999, compared to 1998, primarily reflects a reinsurance treaty that reduced the net retention level on workers’ compensation exposures from $1.5 million to $150,000 per occurrence, beginning in 1999, causing a $28.5 million increase in ceded premiums. Partially offsetting this increase was a decrease of $7.3 million in ceded premiums for Commercial Lines, which was primarily due to the reduction in direct Commercial Lines business written and negotiated rate reductions for various treaties reinsuring certain Commercial Lines business.

          Net premiums earned increased 14% in 2000, compared to 1999, and decreased 12% in 1999, compared to 1998. Generally, trends in net premiums earned follow patterns similar to net premiums written adjusted for the customary lag related to the timing of premium writings within the year. Direct premiums are earned principally on a pro rata basis over the terms of the policies.

Losses and Expenses

          The components of the GAAP combined ratios are as follows:

	2000	1999	1998
Loss and LAE ratio	73.8%	73.6%	78.0%

Expense ratio:
Acquisition expenses	18.4%	17.7%	18.0%
Operating expenses(1)(2)	10.3%	13.4%	13.3%

Total expense ratio	28.7%	31.1%	31.3%
Policyholders’ dividend ratio	7.5%	8.6%	7.1%

GAAP combined ratio(1)(2)(3)(4)	110.0%	113.3%	116.4%

(1)
The expense ratio and the combined ratio exclude $7.0 million, $7.9 million and $9.0 million in 2000, 1999 and 1998, respectively, for direct expenses related to service revenues, which are not included in premiums earned.

(2)	The expense ratio and the combined ratio for 1999 exclude the impact of the cumulative effect of accounting change of $4.3 million ($2.8 million after-tax) for insurance-related assessments.
(3)	The combined ratio computed on a GAAP basis is equal to losses and LAE, plus acquisition expenses, operating expenses and policyholders’ dividends, all divided by net premiums earned.
(4)	The GAAP combined ratios for The PMA Insurance Group including the Run-off operations were 111.7%, 115.4% and 122.6% for 2000, 1999 and 1998, respectively.

           The components of the loss and LAE ratio are as follows:

	2000	1999	1998
Current accident year—undiscounted(1)	75.6%	76.8%	80.0%
Prior year development(2)	(2.4)%	(4.2)%	(1.8)%
Net discount accretion	0.6%	1.0%	(0.2)%

Loss and LAE ratio	73.8%	73.6%	78.0%

(1)
Returned premiums of $4.7 million, $5.7 million and $3.0 million associated with older years reduced reported premiums in 2000, 1999 and 1998, respectively. The current accident year undiscounted loss and LAE ratios excluding such adjustments were 74.2%, 74.8% and 79.0% in 2000, 1999 and 1998, respectively.

(2)
Excluding the aforementioned premium adjustments and amounts returned to the policyholders for rent-a-captive business, prior year development had no impact on the loss and LAE ratio in 2000 and 1998. In 1999, the impact was 0.4%.

          The loss and LAE ratio increased slightly in 2000, compared to 1999, primarily due to a decline in the level of favorable prior year development, partially offset by an improved current accident year loss and LAE ratio and a decline in net discount accretion. The loss and LAE ratio improved 4.4 points in 1999, compared to 1998, primarily due to an improved current accident year loss and LAE ratio and more favorable prior year development, partially offset by a decline in the level of reserve discount.

          The current accident year loss and LAE ratio improved by 1.2 points in 2000 and by 3.2 points in 1999, compared to the immediately preceding year. For 2000, the reduction in the ratio primarily reflects an improvement in the current accident year loss and LAE ratio for the workers’ compensation and integrated disability lines of business. The improvement in the 1999 ratio primarily reflects a reduction in the current accident year loss and LAE ratio for Commercial Lines.

          The current accident year loss and LAE ratio for workers’ compensation and integrated disability improved in 2000, compared to 1999, primarily due to improved pricing. Additionally, measures to control medical costs and LAE on workers’ compensation claims have continued to improve the overall loss and LAE ratio since 1997. Medical costs have improved primarily due to The PMA Insurance Group’s affiliation with a national preferred provider organization (“PPO”) that became effective late in 1997. This affiliation has enabled The PMA Insurance Group to better control its cost of providing medical benefits to injured workers as The PMA Insurance Group has increased its utilization of medical services provided through the PPO.

          The current accident year loss and LAE ratio for Commercial Lines improved in 1999, compared to 1998, due to stricter underwriting standards and measures to control LAE. The PMA Insurance Group chose not to renew some of its Commercial Lines business rather than lower prices to what it believes are unacceptable levels.

          The PMA Insurance Group experienced $6.1 million, $9.2 million and $4.6 million of favorable prior year development in 2000, 1999 and 1998, respectively. The favorable prior year development in 2000 and 1999 primarily reflects better than expected loss experience from loss-sensitive and rent-a-captive workers’ compensation business. Premium adjustments for loss-sensitive business and policyholders’ dividends for rent-a-captive business have substantially offset this favorable development. Rent-a-captives are used by customers as an alternative method to manage their loss exposure without establishing and capitalizing their own captive insurance company. In 1998, favorable prior year development was $4.6 million, comprised of $6.9 million of favorable prior year development for workers’ compensation, partially offset by $2.3 million of adverse prior year development in Commercial Lines. See Note 4 to the Company’s Consolidated Financial Statements for additional information.

           The loss and LAE ratio is negatively impacted by accretion of discount on prior year reserves and favorably impacted by setting up discount for current year reserves. The net of these amounts is referred to as net discount accretion. Accretion of discount on prior year reserves exceeded the setting up of discount for 2000 and 1999, whereas the setting up of discount exceeded the accretion of discount on prior year reserves in 1998. The decline in net discount accretion in 2000, compared to 1999, reflects a reduction in discount accretion attributable to prior year loss reserves. Net discount accretion in 1999 reflects a reduction in the amount of discount recorded on current year reserves as a result of higher ceded loss reserves due to the reduction in the retention level on workers’ compensation exposures.

          In 2000, the expense ratio improved by 2.4 points, compared to 1999, due to growth in net premiums earned that outpaced the increase in expenses. In 1999, the expense ratio improved by 0.2 points, compared to 1998, due to a decrease in the acquisition expense ratio of 0.3 points, partially offset by an increase in the operating expense ratio of 0.1 points. The decrease in the acquisition expense ratio for 1999 is a result of higher ceded commissions received as a result of the new reinsurance treaty in 1999 and a reduction in certain state assessments, compared to 1998.

          The policyholders’ dividend ratio was 7.5%, 8.6% and 7.1% in 2000, 1999 and 1998, respectively. Under policies that are subject to dividend plans, the customer may receive a dividend based upon loss experience during the policy period. The improvement in the policyholders’ dividend ratio in 2000, compared to 1999, occurred primarily because The PMA Insurance Group sold less business under dividend plans and wrote business under lower paying dividend plans in 2000. The increase in the policyholders’ dividend ratio in 1999, compared to 1998, was primarily due to improved loss experience related to rent-a-captive business and selling more business under dividend plans, which resulted in higher dividend payouts to policyholders.

Net Investment Income

          Net investment income was $2.0 million lower in 2000, compared to 1999, and $4.5 million lower in 1999, compared to 1998. The decrease in net investment income over the three years is primarily due to a lower asset base resulting from the paydown of loss reserves from prior accident years. The decrease was partially offset by higher investment yields associated with a shift in invested assets towards higher yielding invested assets.

Run-off Operations

          Net investment income for the Run-off operations decreased by $300,000 in 2000, compared to 1999, and by $9.7 million in 1999, compared to 1998. The decrease in 1999 was primarily due to the sale of PMA Insurance, Cayman Ltd. (“PMA Cayman”) in mid-1998, which lowered the invested assets of the Run-off operations. To a lesser extent, the paydown of losses by the remaining run-off entities also contributed to the decline in net investment income.

          Losses and LAE of the Run-off operations consist of discount accretion on established loss reserves within the Run-off operations. In 1998, favorable prior year development was $10.3 million, and a premium adjustment of $9.4 million partially offset this favorable development.

          Effective July 1, 1998, the Company sold PMA Cayman for a purchase price of $1.8 million and recorded an after-tax loss of $1.6 million. This transaction included the transfer of $231.5 million in cash and invested assets to the buyer. At December 31, 2000, the Company had recorded $221.3 million in reinsurance receivables from the buyer related to this transaction, all of which are secured by assets in a trust and by letters of credit. See Note 18 to the Company’s Consolidated Financial Statements for additional information. Effective December 31, 2000, all of the remaining loss reserves of the Run-off operations were ceded to a third party under an assumption reinsurance agreement. As a result of this transaction, The PMA Insurance Group will no longer report separate results for the Run-off operations.

Caliber One

          Summarized financial results of Caliber One are as follows:

	2000	1999	1998
	(in thousands)
Net premiums written	$16,043	$51,237	$ 6,436

Net premiums earned	$28,799	$24,729	$ 1,750
Net investment income	4,424	2,459	1,453

Operating revenues	33,223	27,188	3,203

Losses and LAE	30,462	18,908	1,402
Acquisition and operating expenses	9,775	8,197	3,407

Total losses and expenses	40,237	27,105	4,809

Pre-tax operating income (loss)	$(7,014)	$ 83	$(1,606)

          Caliber One recorded a pre-tax operating loss of $7.0 million in 2000, compared to pre-tax operating income of $83,000 in 1999 and a pre-tax operating loss of $1.6 million in 1998. The pre-tax operating loss for 2000 reflects higher underwriting losses, partially offset by higher net investment income. Operating results in 1999 reflect significant growth in premiums compared to 1998, stabilization of Caliber One’s expenses relative to its premium base and an increase in net investment income.

Premiums

	2000	1999	1998
	(in thousands)
Gross premiums written:
Products liability	$21,190	$15,574	$ 3,371
Professional liability	7,049	22,566	903
Other liability	23,530	29,362	4,404
Property	41,636	25,915	3,105

Total	$93,405	$93,417	$11,783

Net premiums written:
Products liability	$10,020	$10,393	$ 2,376
Professional liability	(5,813)	17,480	2,307
Other liability	4,389	20,000	1,243
Property	7,447	3,364	510

Total	$16,043	$51,237	$ 6,436

          Gross premiums written were essentially flat in 2000, compared to 1999. Gross premiums written in 2000 reflect Caliber One’s growing market acceptance and penetration as well as expanded product offerings, primarily in the property and products liability lines of business. Caliber One’s premium growth in 2000 was tempered by its de-emphasis of certain segments of the commercial automobile (included in “other liability” in the table above) and professional liability lines, including the intermediate and long-term care (nursing homes) class of business. Mid-term policy cancellations for the nursing homes class of business impacted premiums written for the professional liability line of business. Net premiums written declined in 2000, compared to 1999, primarily due to higher levels of ceded premiums related to professional liability, commercial automobile and property catastrophe exposures.

           In 1999, Caliber One’s first full year of operation, gross and net premiums written increased significantly, compared to 1998, primarily due to Caliber One’s growing market acceptance and penetration, as well as expanded product offerings and distribution network.

          Net premiums earned in 2000 increased $4.1 million, compared to 1999, primarily reflecting the increase in premiums written in the latter part of 1999 and early 2000, partially offset by increased ceded premiums in 2000, as discussed above. Net premiums earned increased significantly in 1999, compared to 1998, primarily reflecting the increase in premiums written.

Losses and Expenses

          The components of the GAAP combined ratios are as follows:
	2000	1999	1998
Loss and LAE ratio	105.8%	76.5%	80.1%

Expense ratio:
Acquisition expenses	2.3%	17.1%	NM
Operating expenses	31.6%	16.0%	NM

Total expense ratio	33.9%	33.1%	NM

GAAP combined ratio(1)	139.7%	109.6%	NM

(1)	Combined ratio computed on a GAAP basis is equal to losses and LAE, plus acquisition expenses and operating expenses, all divided by net premiums earned.
NM—Not Meaningful

          Caliber One’s loss and LAE ratio increased significantly for 2000, compared to 1999, primarily due to the emergence of higher than expected losses and LAE in certain segments of the professional liability, commercial automobile, general liability and property lines of business for coverage of 1999 and 2000 exposures. The loss and LAE ratio for 2000 reflects the benefit of ceding a substantial amount of losses and LAE from the professional liability and commercial automobile lines of business to reinsurers. Additionally, other steps were taken in 2000 to minimize the impact of these segments, which included de-emphasizing certain classes of the commercial automobile and professional liability lines, including the nursing homes class of business.

          The acquisition expense ratio decreased significantly for 2000, compared to 1999, primarily due to ceding commissions on the reinsurance coverage for the professional liability and commercial automobile lines of business, which are offset against acquisition expenses.

          The operating expense ratio increased substantially for 2000, compared to 1999, primarily reflecting increases in operating expenses associated with Caliber One’s continued growth in net premiums earned and infrastructure development, as well as the effect on net premiums earned of the increased use of reinsurance and policy cancellations in 2000.

          The increases in losses and LAE, and acquisition expenses in 1999, compared to 1998, result from the increase in business written from year to year. Operating expenses increased in 1999, compared to 1998, primarily due to the increasing employee base and the continued investment in the infrastructure of Caliber One.

Net Investment Income

          Net investment income increased $2.0 million in 2000, compared to 1999, and $1.0 million in 1999, compared to 1998. The increases primarily reflect a larger average invested asset base, due primarily to premium collections in excess of paid losses and expenses and, to a lesser extent, capital contributions received, partially offset in 2000 by $1.4 million of interest credited on funds held reinsurance contracts.

Loss Reserves and Reinsurance

          The Company’s consolidated unpaid losses and LAE, net of reinsurance, at December 31, 2000 and 1999 were $1,128.7 million and $1,284.4 million, net of discount of $104.0 million and $180.4 million, respectively. Included in the consolidated unpaid losses and LAE are amounts related to the Company’s workers’ compensation claims of $341.8 million and $527.9 million, net of discount of $88.4 million and $173.1 million at December 31, 2000 and 1999, respectively. The approximate discount rate used was 5% at December 31, 2000 and 1999.

          Unpaid losses and LAE reflect management’s best estimate of future amounts needed to pay claims and related settlement costs with respect to insured events which have occurred, including events that have not been reported to the Company. In many cases, significant periods of time, ranging up to several years or more, may elapse between the occurrence of an insured loss, the reporting of the loss to the Company and the Company’s payment of that loss. In general, liabilities for reinsurers become known more slowly than for primary insurers and are subject to more unforeseen development and uncertainty. As part of the process for determining the Company’s unpaid losses and LAE, historical data is reviewed and consideration is given to the impact of various factors, such as legal developments, changes in social attitudes and economic conditions. See the discussions on pages F-63 through F-64 and F-71 above for additional information regarding loss reserve increases during 2000 at PMA Re and Caliber One.

          Management believes that its unpaid losses and LAE are fairly stated at December 31, 2000. However, estimating the ultimate claims liability is necessarily a complex and judgmental process inasmuch as the amounts are based on management’s informed estimates and judgments using data currently available. As additional experience and data become available regarding claims payment and reporting patterns, legislative developments, regulatory trends on benefit levels for both medical and indemnity payments, and economic conditions, the estimates are revised accordingly. If the Company’s ultimate losses, net of reinsurance, prove to differ substantially from the amounts recorded at December 31, 2000, the related adjustments could have a material adverse effect on the Company’s financial condition, results of operations and liquidity.

          At December 31, 2000, 1999 and 1998, the Company’s gross reserves for asbestos-related losses were $49.2 million, $61.3 million and $67.9 million, respectively ($32.0 million, $38.9 million and $43.6 million, net of reinsurance, respectively). At December 31, 2000, 1999 and 1998, the Company’s gross reserves for environmental-related losses were $29.5 million, $41.4 million and $47.0 million, respectively ($18.0 million, $24.5 million and $29.4 million, net of reinsurance, respectively).

          Estimating reserves for asbestos and environmental exposures continues to be difficult because of several factors, including: (i) evolving methodologies for the estimation of the liabilities; (ii) lack of reliable historical claim data; (iii) uncertainties with respect to insurance and reinsurance coverage related to these obligations; (iv) changing judicial interpretations; and (v) changing government standards. Management believes that its reserves for asbestos and environmental claims are appropriately established based upon known facts, existing case law and generally accepted actuarial methodologies. However, due to changing interpretations by courts involving coverage issues, the potential for changes in federal and state standards for clean-up and liability, as well as issues involving policy provisions, allocation of liability among participating insurers and proof of coverage, the Company’s ultimate exposure for these claims may vary significantly from the amounts currently recorded, resulting in a potential future adjustment that could be material to the Company’s financial condition and results of operations. See Loss Reserves on pages 38 and 39 above and Note 4 to the Company’s Consolidated Financial Statements for additional discussion.

           At December 31, 2000, the Company’s reinsurance and retrocessional protection was as follows:

	Retention		Limits(1)
PMA Re
Per Occurrence:
Casualty lines	$2.8 million		$ 17.5 million
Workers’ compensation	$2.0 million		$ 98.0 million
Property lines	$10.0 million		$ 50.0 million
Per Risk:
Property lines	$750,000		$ 4.3 million
Casualty lines	$1.5 million		$ 6.0 million

The PMA Insurance Group
Per Occurrence:
Workers’ compensation	$150,000		$103.5 million
Per Risk:
Property lines(2)	$500,000		$ 19.5 million
Auto physical damage	$500,000		$ 2.0 million
Other casualty lines(3)	$250,000		$ 4.8 million

Caliber One
Per Occurrence and Per Risk:
Property lines	$500,000		$ 24.5 million
Casualty lines(4)	$500,000	(5)	$ 5.5 million

(1)	Represents the amount of loss protection above the Company’s level of loss retention.
(2)	This coverage also provides protection of $48.5 million per occurrence over its combined net retention of $500,000.
(3)	This coverage also provides protection of $49.8 million per occurrence over its combined net retention of $250,000.
(4)	Caliber One has additional reinsurance with aggregate limits of approximately $50 million on the professional liability and commercial automobile lines of business.
(5)	Effective January 1, 2001, Caliber One’s net retention on casualty lines has been reduced to $100,000.

          The Company actively manages its exposure to catastrophes through its underwriting process, where the Company generally monitors the accumulation of insurable values in catastrophe prone regions. Also, in writing property reinsurance coverages, PMA Re typically requires per occurrence loss limitations for contracts that could have catastrophe exposure. Through per risk reinsurance, the Company manages its net retention in each exposure. PMA Re’s property per occurrence reinsurance provides catastrophe protection of $50.0 million in excess of $10.0 million on its traditional property book. Under certain conditions, PMA Re may recover $6.0 million of the $10.0 million retention for multiple net catastrophe losses. PMA Re also maintains catastrophe protection of $12.5 million in excess of $5.0 million for property exposures underwritten by its Finite Risk and Financial Products unit. PMA Re can also recover an additional $40.0 million of Finite Risk and Financial Products occurrence losses under certain industry loss scenarios. The PMA Insurance Group maintains catastrophe reinsurance protection of $27.7 million excess of $850,000 and Caliber One maintains catastrophe reinsurance protection of $17.5 million excess of $2.5 million. The Company’s loss and LAE ratios have not been significantly impacted by catastrophes in 2000, 1999 or 1998. Although the Company believes that it has adequate reinsurance to protect against the estimated probable maximum gross loss from a catastrophe, an especially severe catastrophe or series of catastrophes could exceed the Company’s reinsurance and/or retrocessional protection and may have a material adverse impact on the Company’s financial condition, results of operations and liquidity.

          Under the Company’s reinsurance and retrocessional coverages in place during 2000, 1999 and 1998, the Company ceded $278.6 million, $154.5 million and $97.0 million of premiums, and ceded $308.8 million, $113.1 million and $82.3 million of losses and LAE to reinsurers and retrocessionaires. The significant increase in ceded premiums and ceded losses in 2000, compared to prior years is due to PMA Re’s and Caliber One’s use of reinsurance protection to cover a substantial portion of their higher than expected gross losses and LAE recognized in 2000. See the discussions on pages F-62 and F-71 above for additional information.

          At December 31, 2000 and 1999, the Company had amounts receivable from its reinsurers and retrocessionaires totaling $934 million and $658 million, respectively. At both December 31, 2000 and 1999, approximately $15 million of these amounts are due to the Company on losses it has already paid. The remainder of the reinsurance receivables relate to unpaid claims.

          The Company performs credit reviews of its reinsurers focusing on, among other things, financial capacity, stability, trends and commitment to the reinsurance business. Prospective and existing reinsurers failing to meet the Company’s standards are excluded from the Company’s reinsurance programs. In addition, the Company requires collateral, typically assets in trust, letters of credit or funds withheld, to support balances due from certain reinsurers, consisting generally of those not authorized to transact business in the applicable jurisdictions. At December 31, 2000 and 1999, the Company’s reinsurance receivables were supported by $553.6 million and $357.2 million of collateral. In addition, nearly 90% of the uncollateralized reinsurance receivables were due from reinsurers rated A or better by A.M. Best Company. The Company believes that the amounts receivable from reinsurers are fully collectible and that the allowance for uncollectible items is adequate to cover any disputes about amounts owed by reinsurers to the Company. In the last three years combined, the Company has written off less than $1 million of reinsurance receivables. The timing and collectibility of reinsurance receivables have not had, and are not expected to have, a material adverse effect on the Company’s liquidity. See Note 5 to the Company’s Consolidated Financial Statements for additional discussion.

Corporate and Other

          The Corporate and Other segment includes unallocated investment income, expenses, including debt service, as well as the results of certain of the Company’s real estate properties. This segment had pre-tax operating losses of $19.1 million, $20.8 million and $21.9 million in 2000, 1999 and 1998, respectively. Interest expense of $11.9 million, $12.2 million and $15.0 million in 2000, 1999 and 1998, respectively, is the largest component of the pre-tax operating losses for Corporate and Other. The decrease in interest expense in 1999, compared to 1998, reflected a $40.0 million paydown in outstanding debt in the fourth quarter of 1998. See Liquidity and Capital Resources below for further discussion.

Net Realized Investment Gains/Losses

          The Company recorded net pre-tax realized investment gains of $12.0 million in 2000, compared with net pre-tax realized investment losses of $7.7 million in 1999 and net pre-tax realized investment gains of $21.7 million in 1998. Gains and losses on the sale of investments are recognized as a component of net income, but the timing and recognition of such gains and losses are unpredictable and are not indicative of current operating fundamentals or future operating performance of the Company’s insurance operations. Accordingly, such gains and losses are not included as a component of operating income (loss).

          During 2000, realized investment gains reflect the sale of equity securities, which had reached the Company’s targeted price level. The realized losses for 1999 reflect sales of investments in a rising interest rate environment in order to invest in yield enhancing investment opportunities. This is in contrast to the realized gains in 1998, which primarily reflect sales of investments in a declining interest rate environment. In 1999 and 1998, the Company diversified its investment portfolio by increasing its holdings of corporate bonds, mortgage-backed and other asset-backed securities, while reducing holdings in government securities.

Liquidity and Capital Resources

          Liquidity is a measure of an entity’s ability to secure sufficient cash to meet its contractual obligations and operating needs. At the holding company level, PMA Capital’s primary sources of liquidity are dividends from subsidiaries, net tax payments received from subsidiaries and borrowings. The Company utilizes cash to pay debt obligations, including interest costs; dividends to shareholders; taxes to the Federal government; and corporate expenses. In addition, the Company utilizes cash resources to repurchase shares of its common stock and to capitalize subsidiaries from time to time.

          The Company’s domestic insurance subsidiaries’ ability to pay dividends to the holding company is limited by the insurance laws and regulations of Pennsylvania. Under Pennsylvania laws and regulations, dividends may not be paid without prior approval of the Pennsylvania Insurance Commissioner in excess of the greater of (i) 10% of policyholders’ surplus as of the end of the preceding year or (ii) statutory net income for the preceding year, but in no event to exceed statutory unassigned surplus. Effective September 30, 2000, PMA Capital realigned the ownership structure of its domestic statutory insurance companies, with the result that all of PMA Capital’s domestic insurance entities are now owned by PMA Capital Insurance Company (formerly known as PMA Reinsurance Corporation).

          As a result of this statutory realignment, dividends from the Pooled Companies and Caliber One Indemnity Company may not be paid directly to PMA Capital. Instead, only PMA Capital Insurance Company, a Pennsylvania domiciled company, may pay dividends directly to PMA Capital. As of December 31, 2000, approximately $53 million of dividends are available to be paid to PMA Capital without the prior approval of the Pennsylvania Insurance Commissioner during 2001. As of December 31, 2000, The PMA Insurance Group can pay up to $20.1 million in dividends to PMA Capital Insurance Company during 2001. Under Delaware law (which is substantially similar to Pennsylvania law with respect to dividends), Caliber One can pay up to $5.5 million in dividends to PMA Capital Insurance Company in 2001. Dividends received from subsidiaries were $36.0 million, $43.2 million and $35.5 million in 2000, 1999 and 1998, respectively.

          Net tax payments received from subsidiaries were $6.4 million, $21.8 million and $29.7 million in 2000, 1999 and 1998, respectively. In December 1998, the Company received a refund from the Internal Revenue Service of approximately $15 million relating to Federal income taxes paid by the Company. The refund relates to a claim for refund filed by the Company with regard to its 1992 U.S. Federal income tax return. See Note 8 to the Company’s Consolidated Financial Statements for additional discussion of income taxes.

          At December 31, 2000 and 1999, the Company had $163.0 million outstanding under its existing Revolving Credit Facility (“Credit Facility”). Under the terms of the Credit Facility, the Company repaid $38.0 million on January 2, 2001 thereby reducing the outstanding debt to $125.0 million, which is the maximum amount PMA Capital can borrow under the Credit Facility. The $125.0 million matures as follows: $62.5 million on December 31, 2001 and $62.5 million on December 31, 2002.

          During 2000, 1999 and 1998, the Company incurred $11.9 million, $12.2 million and $15.0 million of interest expense related to the Credit Facility, substantially all of which was paid in each respective year. In addition, at the end of 1998, the Company repaid $40.0 million of outstanding debt under the Credit Facility.

          In addition to the Credit Facility, the Company maintains a committed facility of $67.5 million for letters of credit (the “Letter of Credit Facility”). The Letter of Credit Facility is utilized primarily for securing reinsurance obligations of the Company’s insurance subsidiaries. As of December 31, 2000, the Company had $40.1 million outstanding in letters of credit under the Letter of Credit Facility.

          During 2000, 1999 and 1998, the Company paid dividends to shareholders of $8.0 million, $7.8 million and $7.9 million, respectively. Since 1997, the amount of dividends paid to shareholders has declined due to share repurchase activities. However, in 2000, dividends paid were higher due to an increase in the annual dividend rate to $0.42 from $0.36 commencing with the fourth quarter 2000 dividend payment. PMA Capital’s dividends to shareholders are restricted by its debt agreements. Based upon the terms of the Credit Facility, under the most restrictive debt covenant, PMA Capital would be able to pay dividends of approximately $9.5 million in 2001.

          In 1998, the Company’s Board of Directors authorized a plan to repurchase shares of Common stock and Class A Common stock in an amount not to exceed $25.0 million. The Company’s Board of Directors authorized an additional $15.0 million and $50.0 million of share repurchase authority in 2000 and 1999, respectively. Since the inception of its share repurchase program, PMA Capital has repurchased a total of approximately 3.5 million shares at a cost of $67.5 million, which represents approximately 15% of the outstanding shares (1.0 million shares at a cost of $18.4 million in 2000; 1.5 million shares at a cost of $30.2 million in 1999; and 1.0 million shares at a cost of $18.9 million in 1998). PMA Capital’s remaining share repurchase authorization at December 31, 2000 is $22.5 million. Decisions regarding share repurchases are subject to prevailing market conditions and an evaluation of the costs and benefits associated with alternative uses of capital.

          Management believes that the Company’s available sources of funds will provide sufficient liquidity to meet its short-term and long-term obligations. In addition, management currently believes that the existing capital structure is appropriate. However, management continually monitors the capital structure in light of developments in its businesses, and the present assessment could change as management becomes aware of new opportunities and challenges in the Company’s business.

          The Company’s total assets increased to $3,469.4 million at December 31, 2000 from $3,245.1 million at December 31, 1999. The increase in total assets in 2000, compared to 1999, is primarily attributable to an increase of $275.7 million in reinsurance receivables.

Investments

          The Company’s investment objectives are to (i) seek competitive after-tax income and total return as appropriate, (ii) maintain medium to high investment grade asset quality and high marketability, (iii) maintain maturity distribution commensurate with the Company’s business objectives, (iv) provide portfolio flexibility for changing business and investment climates and (v) provide liquidity to meet operating objectives. The Company’s investment strategy includes guidelines for asset quality standards, asset allocations among investment types and issuers, and other relevant criteria for its portfolio. In addition, invested asset cash flows, both current income and investment maturities, are structured after considering projected liability cash flows of loss reserve payouts using actuarial models. The Company’s investment portfolio does not contain any significant concentrations in single issuers (other than U.S. Treasury and agency obligations), industry segments or geographic regions. All of the Company’s investments are dollar denominated as of December 31, 2000.

          The Company’s investments at December 31 were as follows:
	2000		1999
	Fair Value	Percent	Fair Value	Percent
	(dollar amounts in millions)
U.S. Treasury securities and obligations of U.S. Government agencies	$ 355.9	19%	$ 419.4	22%
States, political subdivisions and foreign government securities	28.4	2%	30.6	1%
Corporate debt securities	503.9	28%	555.1	29%
Mortgage-backed and other asset-backed securities	597.1	32%	574.5	30%

Total fixed maturities available for sale	1,485.3	81%	1,579.6	82%
Equity securities	—	—	35.0	2%
Short-term investments	341.6	19%	303.4	16%

Total	$1,826.9	100%	$1,918.0	100%

           Mortgage-backed and other asset-backed securities in the table above include collateralized mortgage obligations (“CMOs”) of $167.7 million and $168.2 million carried at fair value as of December 31, 2000 and 1999, respectively. CMO holdings are concentrated in securities with limited prepayment, extension and default risk, such as planned amortization class bonds.

          The composition of the Company’s fixed maturities, by rating was as follows at December 31:

	2000		1999
	Fair Value	Percent	Fair Value	Percent
	(dollar amounts in millions)
U.S. Treasury securities and AAA	$ 946.0	63%	$1,018.1	64%
AA	101.6	7%	86.7	5%
A	288.4	19%	325.9	21%
BBB	116.9	8%	124.0	8%
BB	28.8	2%	21.9	1%
B	3.6	1%	3.0	1%

Total	$1,485.3	100%	$1,579.6	100%

           Ratings as assigned by Standard and Poor’s. Such ratings are generally assigned at the time of the issuance of the securities, subject to revision on the basis of ongoing evaluations.

          The Company’s investment results were as follows:

	2000	1999	1998
	(dollar amounts in millions)
Average invested assets(1)	$1,742.8	$1,818.0	$2,038.0
Investment income(2)	$ 112.7	$ 108.7	$ 119.1
Net effective yield(3)	6.47%	5.98%	5.84%

(1)	Average invested assets throughout the year, at amortized cost, excluding amounts related to securities lending activities.
(2)	Gross investment income less investment expenses and before interest credited on funds held treaties. Excludes net realized investment gains and amounts related to securities lending activities.
(3)	Investment income for the period divided by average invested assets for the same period.

          As of December 31, 2000, the duration of the Company’s investments that support the insurance reserves was 3.3 years and the duration of its insurance reserves was 2.8 years.

          See Investments beginning on page 39 above and Notes 2-B and 3 to the Company’s Consolidated Financial Statements for additional discussion about the Company’s investment portfolio.

Market Risk of Financial Instruments

          A significant portion of PMA Capital’s assets and liabilities are financial instruments, which are subject to the market risk of potential losses from adverse changes in market rates and prices. The Company’s primary market risk exposures relate to interest rate risk on fixed rate domestic medium-term instruments and, to a lesser extent, domestic short- and long-term instruments. To manage its exposure to market risk, the Company has established strategies, asset quality standards, asset allocations and other relevant criteria for its investment portfolio. In addition, invested asset cash flows are structured after considering projected liability cash flows with actuarial models. All of the Company’s financial instruments are held for purposes other than trading. The Company’s portfolio does not contain any significant concentrations in single issuers (other than U.S. Treasury and agency obligations), industry segments or geographic regions. See Notes 3, 6 and 10 to the Company’s Consolidated Financial Statements for additional information about financial instruments.

           Caution should be used in evaluating PMA Capital’s overall market risk from the information below, since actual results could differ materially because the information was developed using estimates and assumptions as described below, and because insurance liabilities and reinsurance receivables are excluded in the hypothetical effects (insurance liabilities represent 68% of total liabilities and reinsurance receivables on unpaid losses represent 27% of total assets).

          The hypothetical effects of changes in market rates or prices on the fair values of financial instruments as of December 31, 2000, excluding insurance liabilities and reinsurance receivables on unpaid losses because such insurance related assets and liabilities are not carried at fair value, would have been as follows:

•
If interest rates had increased by 100 basis points, there would have been no significant change in the fair value of the Company’s long-term debt. The change in fair values was determined by estimating the present value of future cash flows using models that measure the change in net present values arising from selected hypothetical changes in market interest rates.

•
If interest rates had increased by 100 basis points, there would have been a net decrease of approximately $74.2 million in the fair value of the Company’s investment portfolio. The change in fair values was determined by estimating the present value of future cash flows using various models, primarily duration modeling.

Other Matters

          The Company’s businesses are subject to a changing social, economic, legal, legislative and regulatory environment that could affect them. Some of the changes include initiatives to restrict insurance pricing and the application of underwriting standards and reinterpretations of insurance contracts long after the policies were written in an effort to provide coverage unanticipated by the Company. The eventual effect on the Company of the changing environment in which it operates remains uncertain. See Notes 4, 8 and 12 to the Company’s Consolidated Financial Statements for additional discussion.

Comparison of SAP and GAAP Results

          Results presented in accordance with GAAP vary in certain respects from statutory accounting practices prescribed or permitted by the Pennsylvania Insurance Department and the Delaware Insurance Department, (collectively “SAP”). Prescribed SAP includes state laws, regulations and general administrative rules, as well as a variety of National Association of Insurance Commissioners (“NAIC”) publications. Permitted SAP encompasses all accounting practices that are not prescribed. In 1998, the NAIC adopted the Codification of Statutory Accounting Principles (“Codification”) guidance, which replaced the current Accounting Practices and Procedures manual as the NAIC’s primary guidance on statutory accounting. Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas, such as deferred income taxes. Effective December 31, 2000, the Company’s insurance subsidiaries implemented the Codification guidelines, resulting in an increase of $20.5 million in its statutory surplus.

Recent Accounting Pronouncements

          Effective January 1, 2000, the Company adopted Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements.” SAB No. 101 summarizes certain interpretations of the staff of the Securities and Exchange Commission regarding the application of GAAP to revenue recognition in financial statements. The adoption of SAB No. 101 did not have a material impact on the Company’s financial condition, results of operations or liquidity.

          Effective January 1, 2000, the Company adopted SOP 98-7, “Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk.” This statement identifies several methods of deposit accounting and provides guidance on the application of each method. This statement classifies insurance and reinsurance contracts for which the deposit method is appropriate as contracts that (i) transfer only significant timing risk, (ii) transfer only significant underwriting risk, (iii) transfer neither significant timing nor underwriting risk and (iv) have an indeterminate risk. The adoption of SOP 98-7 did not have a material impact on the Company’s financial condition, results of operations or liquidity.

          Effective January 1, 1999, the Company adopted SOP 97-3, “Accounting by Insurance and Other Enterprises for Insurance-Related Assessments.” SOP 97-3 provides guidance for determining when an insurance company should recognize a liability for guaranty fund and other insurance-related assessments and how to measure that liability. As a result of adopting SOP 97-3, the Company recorded a liability of $4.3 million pre-tax and a resulting charge to earnings of $2.8 million, net of income tax benefit of $1.5 million, which has been reported as a cumulative effect of accounting change. This accounting change impacted The PMA Insurance Group segment.

          In September 2000, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement No. 125.” SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. SFAS No. 140 revises the standards for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. The Company’s existing policies and practices for its securities lending program are in conformity with SFAS No. 140, accordingly, the adoption of SFAS No. 140 is not expected to have a material impact on the Company’s financial condition, results of operations or liquidity.

          In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as “derivatives”) and for hedging activities. SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. In June 1999, the FASB issued SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133,” which defers the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company does not have any derivative instruments that are impacted by the accounting requirements of SFAS No. 133 and the Company does not currently participate in any hedging activities. Accordingly, the adoption of SFAS No. 133 is not expected to have a material impact on the Company’s financial condition, results of operations or liquidity.

 [LOGO] PMA CAPITAL
A Specialty Risk Management Company

PART II

Information Not Required in Prospectus

Item 14.    Other Expenses Of Issuance And Distribution.

          The expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are estimated to be as follows:

Securities and Exchange Commission registration fee	$ 41,397
Additional Nasdaq Listing fees*	22,500
Printing expenses*	100,000
Legal fees and expenses*	150,000
Accounting fees and expenses*	75,000
Miscellaneous*	11,103

Total*	$400,000

          *Estimated

Item 15.    Indemnification Of Directors And Officers.

          As permitted by the provisions for indemnification of directors and officers in the Pennsylvania Business Corporation Law or BCL, which applies to us, our Amended and Restated Bylaws provide for indemnification of directors and officers for all expenses, including without limitation attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred or suffered by such person in any threatened, pending or completed action, suit or proceeding, including without limitation an action, suit or proceeding by or in the right of the company, whether civil, criminal, administrative or investigative, or through arbitration, unless the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

          The right to indemnification provided in our Amended and Restated Bylaws includes the right to have the expenses incurred by such person in defending any proceeding paid by the company in advance of the final disposition of the proceeding to the fullest extent permitted by Pennsylvania law; provided that, if Pennsylvania law continues so to require, the payment of such expenses incurred by such person in advance of the final disposition of a proceeding may be made only upon delivery to the company of an undertaking, by or on behalf of such person, to repay all amounts so advanced without interest if it is ultimately determined that such person is not entitled to be indemnified under our Amended and Restated Bylaws or otherwise. Indemnification under such provisions continues as to a person who has ceased to be a director or officer of the company and inures to the benefit of his or her heirs, executors and administrators.

          Our Amended and Restated Bylaws also avail directors of the Pennsylvania law limiting directors’ liability for monetary damages for any action taken or any failure to take any action except for those cases in which they have breached or failed to perform their fiduciary duties under the BCL and such breach or failure to perform constitutes self-dealing, willful misconduct or recklessness; provided, however, that this limitation of liability for monetary damages does not apply to the responsibilities or liabilities of a director pursuant to any criminal statute, or to the liabilities of a director for payment of taxes pursuant to local, Pennsylvania or federal law.

          We maintain policies of insurance under which we and our directors and officers are insured subject to specified exclusions and deductible and maximum amounts against loss arising from any claim which may be made against us or any of our directors or officers by reason of any breach of duty, neglect, error, misstatement, omission or act done or alleged to have been done while acting in our or their respective capacities.

Item 16.    Exhibits.

Exhibit Number	Description	Method of Filing
1	Form of Underwriting Agreement.	To be filed by amendment.

4.1	Restated Articles of Incorporation of the Company.	Filed as Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q/A, No. 1 for the quarter ended June 30, 2001 and incorporated herein by reference.

4.2	Amended and Restated Bylaws of the Company.	Filed as Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q/A, No. 1 for the quarter ended June 30, 2001 and incorporated herein by reference.

4.3	Rights Agreement dated as of May 3, 2000, between the Company and The Bank of New York, as Rights Agent.	Filed as Exhibit 1 to the Company’s Registration Statement on Form 8-A dated May 5, 2000 and incorporated herein by reference.

5	Opinion of Ballard Spahr Andrews & Ingersoll, LLP.	To be filed by amendment.

23.1	Consent of PricewaterhouseCoopers LLP.	Filed herewith.

23.2	Consent of Ballard Spahr Andrews & Ingersoll, LLP. (contained in Exhibit 5).	To be filed by amendment.

24.1	Powers of Attorney.	Filed herewith.

24.2	Certified Resolutions.	Filed herewith.

Item 17.    Undertakings.

          (a)  The undersigned registrant hereby undertakes that:

          (1)  For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2)  For purposes of determining any liability under the Securities Act of 1933 the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (3)  For purposes of determining liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (b)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Philadelphia, Commonwealth of Pennsylvania, on November 7, 2001.

PMA CAPITAL CORPORATION

By: /s/ FRANCIS W. MC DONNELL
Francis W. McDonnell
Senior Vice President,
Chief Financial Officer and
Treasurer (Principal Financial and Accounting Officer)

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on November 7, 2001.

Signature	Title

JOHN W. SMITHSON * John W. Smithson	President and Chief Executive Officer and a Director (Principal Executive Officer)

FREDERICK W. ANTON III* Frederick W. Anton III	Chairman of the Board and a Director

PAUL I. DETWILER , JR .* Paul I. Detwiler, Jr.	Director

JOSEPH H. FOSTER * Joseph H. Foster	Director

THOMAS J. GALLEN * Thomas J. Gallen	Director

ANNE S. GENTER * Anne S. Genter	Director

JAMES F. MALONE III* James F. Malone III	Director

LOUIS N. MC CARTER III* Louis N. McCarter III	Director

Signature	Title

JOHN W. MILLER , JR .* John W. Miller, Jr.	Director

EDWARD H. OWLETT * Edward H. Owlett	Director

LOUIS I. POLLOCK * Louis I. Pollock	Director

RODERIC H. ROSS * Roderic H. Ross	Director

L. J. ROWELL , JR .* L. J. Rowell, Jr.	Director

*By: /s/    CHARLES A. BRAWLEY , III
Charles A. Brawley, III
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description	Method of Filing
1	Form of Underwriting Agreement	To be filed by amendment.

4.1	Restated Articles of Incorporation of the Company.	Filed as Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q/A, No. 1 for the quarter ended June 30, 2001 and incorporated herein by reference.

4.2	Amended and Restated Bylaws of the Company.	Filed as Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q/A, No. 1 for the quarter ended June 30, 2001 and incorporated herein by reference.

4.3	Rights Agreement dated as of May 3, 2000, between the Company and The Bank of New York, as Rights Agent.	Filed as Exhibit 1 to the Company’s Registration Statement on Form 8-A dated May 5, 2000 and incorporated herein by reference.

5	Opinion of Ballard Spahr Andrews & Ingersoll, LLP.	To be filed by amendment.

23.1	Consent of PricewaterhouseCoopers LLP.	Filed herewith.

23.2	Consent of Ballard Spahr Andrews & Ingersoll, LLP. (contained in Exhibit 5).	To be filed by amendment.

24.1	Powers of Attorney.	Filed herewith.

24.2	Certified Resolutions.	Filed herewith.